

IDEAL ACCENTS, INC.

4,471,755 SHARES
OF
COMMON STOCK

The selling shareholders named in this prospectus are offering all of the shares of common stock of Ideal Accents, Inc., a Florida corporation (sometimes referred to in this prospectus as "Ideal"), offered through this prospectus.

We will not receive any proceeds from the sale of shares by the selling shareholders. We will pay all expenses of registering the securities.

Our common stock is not listed on any national securities exchange or the NASDAQ stock market. There is presently no market for our securities.

The selling shareholders will sell their shares at $1.00 per share until our securities are listed on the OTC Bulletin Board or other specified market and thereafter at prevailing market prices or at privately negotiated prices.

These securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See RISK FACTORS beginning on page 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

The date of this prospectus is September 22, 2003.

TABLE OF CONTENTS   **Page**

IDEAL ACCENTS, INC.,

SUMMARY

Ideal Accents, Inc. (referred to in this document as "Ideal") is a Florida corporation, incorporated on January 21, 1999.

In December of 2001, Ideal acquired four Detroit, Michigan based companies and two Toronto, Ontario, Canada based companies, all active in the auto accessories sale and installation business. These companies are: Ideal Accents Inc. (Ferndale), Ideal Accents Inc. (Ann Arbor), Ideal Accents Inc. (Taylor), T.O.E., Inc. (Troy), Somani Holdings, Inc., and AutoFun Canada, Inc. In addition, Ideal Accents Inc. (Ferndale) has a wholly owned subsidiary, JTM, Inc., which does business under the name, "Motor City Sunroof". Through our subsidiaries Ideal provides the sale and installation of automobile styling accessories, vehicle electronics and performance enhancements for all makes and models of vehicles. Our automotive styling accessories include: sunroofs, leather seats, wood dashboards, custom wheels and exterior parts such as "wings." Our vehicle electronics include: vehicle tracking systems, keyless entry systems, remote starter systems, global positioning satellite ("GPS") navigation systems, auto televisions, auto personal computers, auto stereo systems and other automobile entertainment systems. Our performance enhancement items include: modified exhaust systems, ground effect skirts and engine modifications. Substantially all of our business is conducted through the new car dealerships who sell our accessories as enhancements to new vehicles. A small part of our business (less than 10% of our total sales) is retail business provided to customers who seek these same accessorization services directly from us. Our installation business is based in Detroit, Michigan and in Toronto, Ontario. In addition, our subsidiary, AutoFun Canada, Inc. provides consulting services to the automobile industry. The staff of AutoFun Canada, Inc. is integrating our individual operations and is charged with managing future expansion of our company if we are able to achieve our goals.

Ideal, itself, had no operating activities prior to the merger transaction though which it acquired its subsidiaries. This merger was accounted for as a recapitalization of our company. As a result, in this prospectus, the historical operations of the combined Michigan companies (Ideal Accents Inc. (Ferndale), Ideal Accents Inc. (Ann Arbor), Ideal Accents Inc. (Taylor) and T.O.E., Inc. (Troy) are presented as the historical operations of Ideal. The acquisitions of the Canadian companies (Somani Holdings, Inc. and AutoFun Canada, Inc.) have been accounted for under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 141.

The following chart displays the corporate structure following completion of the acquisitions. Ideal owns 100% of the equity of each of its respective direct subsidiaries shown below. Ideal Accents Inc. (Ferndale) owns 100% of JTM, Inc. Ideal Accents Holdings, Inc. and Ideal together own 100% of Somani Holdings Inc. and AutoFun Canada Inc. Ideal Accents Holdings, Inc. owns 97.5% of the shares of Somani Holdings Inc. and AutoFun Canada Inc. and Ideal owns the balance of the shares (2.5%) through a Nova Scotia wholly-owned subsidiary. Ideal controls all of these entities.



Ideal Accents, Inc.
Ideal Accents, Inc. (Ferndale)
JTM, Inc.
Ideal Accents, Inc. (Ann Arbor)
Ideal Accents, Inc. (Taylor)
T.O.E., Inc.
Ideal Accents (Nova Scotia Company)
Ideal Accents Holdings Inc.
Somani Holdings Inc.
AutoFun Canada Inc.

Risk Factors. You should read the "RISK FACTORS" section as well as the other cautionary statements throughout this prospectus so that you understand the risks associated with an investment in our securities. Any investment in our common stock should be considered a high-risk investment because we have substantial competitors and our business is dependent upon automobile industry sales generally.

FINANCIAL SUMMARY INFORMATION

The following tables set forth our summary financial data. These tables do not present all of our financial information. You should read this information together with our financial statements and the notes to those financial statements beginning on page F1 of this prospectus and the information under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS". Substantially all of the information for the six months ended June 30, 2003 and the years ended December 31,

2002 and 2001, relates to the operations of our four Michigan and two Ontario subsidiaries: Ideal Accents Inc. (Ferndale), Ideal Accents Inc. (Ann Arbor), Ideal Accents Inc. (Taylor), T.O.E., Inc. (Troy), Somani Holdings, Inc., and AutoFun Canada, Inc. The summary information for the six months ended June 30, 2003 (unaudited) and the years ended December 31, 2002, and 2001 was derived from the audited financial statements included in this prospectus and has been prepared on the same basis as our financial statements. The summary financial information for the six months ended June 30, 2003 (unaudited) and the periods ended December 31, 2002 and 2001 includes, in our opinion, all necessary adjustments consisting of normal accruals. Historical results are not necessarily indicative of the results we may achieve in the future.

	Six Months Ended June 30, (unaudited)		Year Ended December 31,	
	2003	2002	2002	2001
	(In $000)		(In $000)	
Statement of Operations Data				
Sales	$ 3,889	$ 4,629	$ 8,709	$ 8,390
Cost of Goods Sold	2,613	3,307	6,434	6,023
Gross Profit	1,276	1,322	2,275	2,367
Advertising and Promotion; Selling, General and Administrative; Interest; Depreciation and Taxes	1,553	1,600		2,048
Net Income (Loss)	$ (279)	$ (278)	$(1,230)	$ 319
Comprehensive Net Income (Loss)	$(378)	$(304)	$(1,235)	$319
Cash Flow Data				
Operations	$ (259)	$(240)	$(510)	$ 472
Investing	(7)	—	(27)	18
Financing	519	170	525	(541)
Effect of Exchange Rate Changes	(250)	2	(5)	-
Net Cash Increase (Decrease)	$ 3	$ (68)	$ (17)	$ (51)

THE REGISTRATION

We are registering 4,471,755 shares of common stock, held by the selling shareholders in the list beginning on page 7. We have 9,968,255shares of common stock issued and outstanding. Our subsidiary, Ideal Accents Holdings, Inc., has 5,250,958 exchangeable shares issued and outstanding. These exchangeable shares are exchangeable for shares of common stock of Ideal at any time and have equal voting and economic rights as the common stock of Ideal. See "DESCRIPTION OF SECURITIES – Exchangeable Shares."

OFFERING PRICE OF THE SHARES

The selling shareholders will sell their shares at $1.00 per share until our securities are quoted on the OTC Bulletin Board or other specified market and thereafter at prevailing market prices or at privately negotiated prices.

We will not receive any of the proceeds from the sale of these securities.

TRADING SYMBOL

At such time as the registration statement of which this prospectus forms a part becomes effective, we intend to apply for a listing on the OTC Bulletin Board.

FORWARD LOOKING STATEMENTS

The discussion contained in this prospectus contains "forward-looking statements" that involve risk and uncertainties. These statements may be identified by the use of terminology such as "believes," "expects," "may," "should," or "anticipates," or similar expressions or by discussions of strategy. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in this prospectus. Important factors that could cause or contribute to such differences include those discussed under the section entitled "RISK FACTORS," as well as those discussed elsewhere in this prospectus.

RISK FACTORS

You should read and understand the following risk factors carefully before purchasing our common stock. Our actual results could differ materially from those anticipated in forward-looking statements as a result of many factors. It is possible that investors in our common stock could lose their entire investment because an investment in our common stock is speculative and involves a high degree of risk.

1. Ideal incurred material operating losses during the first two quarters of 2003 and during its last fiscal year and there is no assurance that we will achieve profitability going forward. In our last fiscal year ended December 31, 2002, we incurred material operating losses in the approximate amount of $1,230,200. These losses were attributable, in part, to certain extraordinary expenses associated with the acquisition of Somani Holdings, Inc., integration of the businesses of our subsidiaries and the cost of undertaking a registration of our shares with the SEC. However, there is no assurance that we will be able to achieve profitability in the future. For the quarter ended June 30, 2003, we also incurred an operating loss of $38,900. If we are unable to achieve profitability, our stock price will be negatively affected and we may be unable to raise the additional capital that we require in order to expand our business. If we are unable to achieve profitability over a sustained period and we cannot find financing to support our operations, we may be unable to continue doing business.

2. Changes or downturns in new car sales generally are beyond our control and may negatively affect our sales.   Because most of our business is done through automobile dealerships selling new cars, our sales are affected directly by trends in the automobile industry and general economic factors that affect new car sales, all of which are outside our control. If new car sales decline generally and particularly in the Detroit, Michigan and the Toronto, Ontario metropolitan areas, such decline would reduce our sales and would require us to reduce operating costs and possibly incur further operating losses.

3. We are dependent on certain key personnel for the continued success of our business and if we lose their services it is unlikely that we will be able to replace them. Our four U.S. subsidiaries are managed by Joseph P. O'Connor, our Chairman and Chief Executive Officer, with individual managers at each facility. Our continued success depends to a significant degree upon the continued services of Mr. O'Connor. In addition, Karim Suleman and Ayaz Somani are also key persons in the operation and management of Ideal. We carry key-man life insurance on the lives of Mr. Suleman and Mr. Somani together in the amount of $660,000, however, such insurance may be inadequate to compensate Ideal for the loss of their services. We do not have employment agreements with any of these three key persons. In the event that we lost the services of Mr. O'Connor or Mr. Somani, we would probably promote one of the managers of our respective operating subsidiaries to a senior supervisory role in order to replace Mr. O'Connor or Mr. Somani. If we lost the services of both Mr. O'Connor and Mr. Somani at the same time, it is possible that we would be unable to continue doing business. If we lost the services of Mr. Suleman, we would have to engage a consultant to replace his financial expertise and our ability to grow our business through acquisitions or mergers would be limited.

4. Our four U.S. subsidiaries are located in the Detroit, Michigan metropolitan area and our operations there could be affected by regional economic factors.   Because up to 80% of our business is generated in the Detroit, Michigan metropolitan area, our sales are dependent upon economic trends in that region which are outside of our control. Any downturn in the economy of this region could reduce new car sales and, in turn, hurt our sales and require us to reduce operating costs and possibly incur further operating losses.

5. The expansion of our business through acquisition of other auto accessory businesses is dependant upon our ability to secure additional capital, which may not be available. Failure to obtain additional capital may severely limit our future growth. We will not receive any funds from the sale of the common stock offered in this prospectus. We will require additional financing to expand our business. If we are unable to obtain such additional financing, our future growth may be severely limited. We cannot assure you that any additional financing will be available.

6. A large portion of our outstanding shares are eligible for future sale and the sudden sale of such shares could cause the market price of our shares to fall. As of the date of this prospectus Ideal has 9,968,255 shares of common stock outstanding. Approximately 5,496,245 common shares (plus 5,250,958 exchangeable shares which can be exchanged for common shares of Ideal) will be deemed "restricted" and can only be sold subject to volume limitations pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. Pursuant to this prospectus, 4,471,755 shares will be freely trading shares which can be sold at any time by their respective holders. In the future, Ideal may register, on behalf of the holders of restricted shares, some or all of the "restricted" shares in order to facilitate their re-sale by their respective holders. If a market for our shares develops, significant sales of the shares that are currently "restricted" would materially increase the number of shares available for sale and could depress the trading price of our shares. A depressed share price would impair our ability to raise additional capital with the result that our future growth may be severely restricted.

7. We operate in a highly competitive environment and we generally do not have long-term agreements or exclusive agreements with suppliers or new car dealers who account for most of our sales. Our business could deteriorate abruptly if material customers or suppliers stopped doing business with us. Our ongoing ability to be successful is dependent upon our demonstrating the advantages and cost-effectiveness of our products and installation skills over competing products and services. We do not have long-term agreements with our suppliers or with the new car dealerships which account for most of our sales. Further, our relationships with new car dealerships are not exclusive. If we are unable to remain competitive, our business will be vulnerable to our competitors and could deteriorate abruptly if material customers or suppliers stopped doing business with us.

8. Our business is subject to liability claims related to parts and installation that could exceed the coverage of our liability insurance. We have been named in one such lawsuit seeking $6,600,00 from several defendants. Businesses in the automotive industry experiences frequent litigation and we may be named in accident claims. Suppliers of parts and installers are sometimes named, among other defendants, in these lawsuits. Currently, we have only one such claim against one of our subsidiaries. Our subsidiary, Somani Holdings, Inc., has been named as one of several defendants in a lawsuit filed in the Superior Court of Justice in the Province of Ontario, Canada. Damages sought in that case are approximately $6,660,000. Somani Holdings, Inc. has liability insurance and is defending the action. For more detail about this case, see "LEGAL PROCEEDINGS" herein. We may be named in other such lawsuits in the future. We cannot assure you that involvement in such litigation can adequately be covered by insurance or will not involve significant cost that could materially impair our business or cause us to go out of business.

9. Management controls more than 50% of the voting stock of our company and can control shareholder decisions and may approve proposals that are adverse to minority shareholder interests. Our officers and directors beneficially own approximately 53% of our outstanding common stock. They also own approximately 82% of the outstanding "exchangeable shares" of our subsidiary, Ideal Accents Holding Inc. These exchangeable shares are exchangeable at any time for shares of our common stock and carry voting rights equal to our common shares. Collectively, our officers and directors beneficially own 62.79% of the stock that is eligible to vote on matters to be decided upon by the shareholders. Therefore, management has the ability to control both the election of the directors and the outcome of issues submitted to a vote of shareholders. Shareholders may have little or no say in decisions affecting our company. Further, management and inside shareholders may approve proposals that are adverse to the interests of minority shareholders.

10. Our by-laws allow us to indemnify our officers and directors to limit their liability, which can adversely affect shareholder rights. Our Bylaws include provisions to limit, to the extent permitted by law, the personal liability of directors and officers of Ideal for monetary damages arising from claims against them. Our Bylaws also include provisions which provide for indemnification (subject to certain exceptions) of directors and officers and, upon request, advances of expenses to directors or officers in connection with the defense of actions against them. Generally, our Bylaws provide for indemnification of directors, officers, employees and/or agents in connection with claims against them arising from any action or inaction which such person conducted in good faith. These provisions may reduce the likelihood of shareholder derivative suits against directors and officers and may also give rise to material financial obligations of Ideal if these indemnification provisions are triggered. Such obligations could give rise to extraordinary expenses that could limit our profitability, materially impair our business or cause us to go out of business.   For further details see "INDEMNIFICATION OF DIRECTORS."

11. Purchasers of our shares of common stock may be unable to sell their shares because there is presently no market for the shares and any market that develops may be limited. There is currently no public market for our common stock and any public market that develops may be limited. We intend to apply for listing on the OTC Bulletin Board. We cannot assure you that we will be successful in obtaining this listing or that any market for the shares will develop or, if it develops, that it will be sustained. Further, if a market for our shares develops, there is no assurance that there will be significant trading volume in our shares. If there is limited trading volume, the market price of our shares could be highly volatile. Such volatility would increase the risk of an investment in our shares. Also, as of the date of this prospectus our securities have not been cleared for purchase or sale in any of the states in the United States. Generally, our securities may not be purchased or sold in any state unless they have been registered or qualified for sale in such state or unless our securities, or the purchase or sale of our securities, qualifies for an exemption from registration in such state and we have met the requirements for such exemption. Following effectiveness of our Registration Statement with the SEC, we will endeavor to register or otherwise qualify our securities in the states. Anyone desiring to purchase or sell our securities must consult with their broker in advance to determine whether such purchase or sale may be effected in their state.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered hereunder by the selling shareholders.

DETERMINATION OF OFFERING PRICE

For purposes of determining the offering price of the shares, two transactions may be relevant. Prior to the acquisition of the four Michigan and two Ontario companies, which became our subsidiaries, Ideal Accents Inc. (Ferndale) in 2001 and AutoFun Canada, Inc. in 2002 sold shares in private placements at $0.75 per share. Following completion of the acquisition of our subsidiaries Ideal entered into a Letter of Intent and subsequent formal agreements to acquire certain assets from an arms length third party in which part of the purchase price was to have been paid in shares of common stock at $1.00 per share. This agreement has since been terminated. In each circumstance the price was arrived at through arms-length negotiations between Ideal and third parties. While we were cognizant of the foregoing transactions ins determining the offering price on the cover of this prospectus, such offering price was chosen by us for the purpose of calculating the registration fee for the filing of a Registration Statement with the SEC and does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria for determining share value.

Consequently, the selling shareholders will sell their shares at $1.00 per share until our securities are quoted on the OTC Bulletin Board or other specified market and thereafter at prevailing market prices or at privately negotiated prices.

DILUTION

The shares being registered are held by the selling shareholders. No proceeds from the sale of the shares to the public will be received by Ideal. Reference is made to Risk Factor No. 6 and the section entitled "DESCRIPTION OF SECURITIES" in this prospectus for information about the risk of dilution of shareholder value.

SELLING SHAREHOLDERS

The securities are being sold by the selling shareholders named below. The following table assumes that all of the securities held by each of the selling shareholders will be sold in this offering. However, any or all of the securities listed below may be retained by any of the selling shareholders. These securities may be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. No accurate forecast can be made as to the number of securities that will be held by the selling shareholders upon termination of this offering. We believe that the selling shareholders listed in the table have sole voting and investment powers with respect to the securities indicated. We will not receive any proceeds from the sale of these securities. None of the selling security holders are broker-dealers or affiliates of broker-dealers except as described in Note 4 below.

Last Name	First Name	Relationship with Issuer	No. of Shares Held Before Offering	No. of Shares Held After Offering
561020 ONT. INC.		None	800	0
ADAMAS	GORDON	None	100	0
ADAMS	DAVID	None	100	0
AINSLIE	IAN	None	100	0
ALBURY	ARTHUR	None	100	0
ALLEN	ERNEST	None	100	0
ALLEN	WILLIS	None	100	0
ANDERSON	BRIAN	None	100	0
ANDERSON	DAVID	None	100	0
ANDERSON	R.	None	300	0
ANDREWS	REID	None	100	0
ANTHONY	BRIAN	None	100	0

APPLETON	GEORGE	None	100	0
ARCAND	JOSETTE	None	300	0
ARGATOFF	GEORGE	None	100	0
ASH	RAYMOND	None	100	0
ASHBY	WILLIAM	None	100	0
ATLANTIS CAPITAL CORP.		None	4,300	0
AUCIELLO	NICK	None	1,700	0
BAGGETT	HAROLD	None	100	0
BAILEY	WILLIAM	None	100	0
BATCHELOR	JEANNIE	None	100	0
BATCHELOR	MICHAEL JAMES	None	100	0
BATCHELOR	PATRICIA	None	100	0
BATCHELOR	WILLIAM	None	100	0
BEDFORD-JONES	PETER	None	100	0
BEDI	JACK	None	100	0
BEER	PAMELA	None	200	0
BELBIN	LILA	None	100	0
BELL	MALCOLM	None	100	0
BENETEAU	JOSEPH	None	100	0
BERGERON	LEO	None	100	0
BESESFORD	RICHARD	None	100	0
BHARTIA	PARKASH	None	100	0
BILINSKI	ANDREW	None	100	0
BILINSKI	CHRISTOPHER	None	100	0
BLACKADAR	GARY	None	100	0
BLUME	EDWARD	None	300	0

BOLLUM	JANET LYNN	None	100	0
BONNEVILLE	BERNARD	None	100	0
BOOTH	GERLAD	None	100	0
BOPPRE	JAMES	None	100	0
BORK	ANTHONY	None	100	0
BOUCHARD	PAUL	None	100	0
BOURDON	ROBERT	None	100	0
BOURGEOIS	R.	None	100	0
BRANSON	CYRIL	None	100	0
BRIEN	PIERRE	None	100	0
BRIGGS	ROBERT	None	100	0
BRODIE	PAUL	None	100	0
BROOKS	THOMAS	None	100	0
BROWN	ANTHONY	None	100	0
BROWN	CARL	None	100	0
BROWN	RONALD	None	300	0
BRUNO	FRANK	None	100	0
BRUTON	DAVID	None	100	0
BUCHANAN	A.	None	100	0
BUCHANAN	R.	None	100	0
BURROWS	ARTHUR	None	100	0
CADIZ	JOHN	None	100	0
CAGNO	FRANK	None	300	0
CALVERT INTERNATIONAL LIMITED		None	150,000	0
CANNING	TERRY	None	100	0
CARSTENS	REINHARD	None	100	0

CARVIEL	JOHN	None	100	0
CASEY	PATRICK	None	200	0
CHAFETZ	STEVE	None	6,700	0
CHANT	GEORGE	None	100	0
CHASE	CHARLES	None	100	0
CHEETHAM	ALAN	None	100	0
CHEUNG	DENIS	None	100	0
CHEVRIER	BILLES	None	100	0
CLARK	CLIFFORD	None	100	0
CLARKE	SAMUEL	None	100	0
COE	KEN	None	300	0
COGHLAN	DAVID	None	100	0
COLLINS	CARL	None	100	0
COMJEAN	MARC	None	8,400	0
CONCISOM	FREDY	None	100	0
CONDELLO	JOHN	None	100	0
CONLEY	JACK	None	100	0
COOPER	JEFFREY	None	100	0
CORBETT	DIANNE	None	100	0
CORMIER	VLAIRE	None	100	0
COTTENIE	JOSEPH	None	100	0
CRAIG	ANDREW	None	900	0
CRAIG	IAN	None	100	0
CRAMP	ROBERT	None	100	0
CROSS	GEORGE	None	700	0
CUVILIER	DOUGLAS	None	100	0

D. BOND INVESTMENTS		None	6,700	0
DAI	JAMES	None	700	0
DALY	MICHAEL	None	100	0
DAMAREN	ROBERT	None	100	0
DANIELS, JR.	RENE	None	400	0
DARLING	RONALD	None	100	0
DAVID MURRAY (IN TRUST)		None	700	0
DAVIDSON	PAUL	None	100	0
DAVIES	DAVID	None	100	0
DEAMICS	KATHY	None	500	0
DEAMICS	KATHY	None	700	0
DEKKER	PETER	None	100	0
DEROSIER	HAROLD	None	100	0
DERRYSHIRE	TERRANCE	None	100	0
DESJARDINS SECURITIES INC.		None	325,000	0
DESLOGES	ROGER	None	100	0
DESSUREAULT	JEAN-GUY	None	100	0
DEWHIRST	BRUCE	None	100	0
DINDIAL	CARLTON	None	100	0
DODGE	RONALD	None	100	0
DORBYK	GARY	None	100	0
DOUGLAS	GEORGE	None	100	0
DRAYCOTT	JOHN	None	100	0
DRESSER	HUGH	None	100	0
DUBBLESTYNE	BRIAN	None	100	0
DUCHESNE	GARY	None	100	0
DUFFY	JOHN	None	100	0

DUNN	ELMER	None	100	0
DUNNETT	NORMA	None	100	0
DUNNETT	TAMMIE	None	100	0
DUNSEITH	DONALD	None	100	0
DURHAM	WILFRED	None	100	0
DURKIN	ELIZABETH	None	100	0
DURKIN	WILLIAM	None	100	0
EAD	EDWARD	None	600	0
EADE	EDWARD	None	100	0
EAGLESTONE	DONALD	None	100	0
EBERHARD	R. STUART	None	100	0
ECCLES	BRUCE	None	100	0
EDMUNDS	ALLAN	None	100	0
EDWARDS	GERALD	None	100	0
EDWARDS	WALTER	None	100	0
EHSES	HANNO	None	100	0
EPLETT	WILLIAM	None	100	0
ESMAILJI	FIDA	None	100	0
EVER CHAMP HOLDINGS (CANADA) INC.		None	100	0
FARR	PAUL	None	100	0
FERGUSON	GRANT	None	100	0
FERNANDO	ARIAS	None	100	0
FIFIELD	STEPHEN	None	100	0
FISHER	JOHN	None	100	0
FLEMING	RICHARD	None	100	0
FORD	MALIK	None	100	0

FORESTELL	JAMES	None	100	0
FORTE	PASCAL	None	100	0
FOSTER	DAVID	None	100	0
FOX	ROY	None	100	0
FRANCECUT	JUNE	None	100	0
FRASER	DELLA	None	100	0
FRASER	LARRY	None	100	0
FRASER	RONALD	None	100	0
FRENCH	PATRICK	None	100	0
FRESE	HENRY	None	100	0
FRESHOUR	DORIS	None	100	0
FROST	RICHARD	None	100	0
FRY	PAUL	None	100	0
FYFE	JAMES	None	100	0
GABRIEL	FREDERICK	None	100	0
GAERTNER	KLAUS	None	100	0
GALLAGHER	LEROY	None	100	0
GALLO	LOUIS	None	2,600	0
GAMBLE	THOMAS	None	100	0
GARBUS	GILBERT	None	100	0
GARRICK	PAULA	None	100	0
GATSCHENE	GERALD	None	100	0
GAUTHIER	ANDRE	None	100	0
GAYFER	PETER	None	100	0
GEMMA	JOE	None	16,700	0
GERRARD	PETER	None	100	0
GILES	DOROTHY	None	100	0

GILKINSON	MARY	None	100	0
GLENISTER	PAUL	None	100	0
GOOCH	KENT	None	100	0
GOOD	RAYMOND	None	100	0
GOODFELLOW	WILLIAM	None	100	0
GORDON	BRUCE	None	100	0
GORDON	R.	None	100	0
GORDON	TIFFANY	None	300	0
GORGONIA	JOSEPH	None	100	0
GRAY	PIERS	None	100	0
GREGORY	JAMES	None	100	0
GUZZI	FRANICS	None	100	0
GYLES	CARLTON	None	100	0
HACKING	ROGER	None	100	0
HACKL	BETTY	None	100	0
HAGE	J.	None	100	0
HALL	J.	None	100	0
HARDING	BARBARA	None	100	0
HAROCHUK	SYLVIA	None	100	0
HARRIS	LUCY	None	1,700	0
HARWOOD	DAVID	None	100	0
HAYLOCK	MALCOLM	None	100	0
HEADLEY	VELMER	None	100	0
HEASLIP	JAMES	None	100	0
HEEG	SCOTT	None	100	0
HENDLER	MORTIMER	None	100	0
HESS	PETER	None	100	0

HIGGARD	RICHARD	None	100	0
HINES	EL-ANN	None	100	0
HINES	L.	None	100	0
HINES	LAUREN	None	900	0
HINES	MARK	None	100	0
HINES	NADINE	None	300	0
HODGINS	BRIAN	None	100	0
HODGKINSON	JOHN	None	100	0
HOLMES	ROBERT	None	100	0
HOPP	HANS	None	100	0
HORNER	GERALD	None	100	0
HORODECKY	J. JOHN	None	100	0
HUGHS	DONALD	None	100	0
HUGHS	HARRY	None	100	0
HUGHS	LARRY	None	100	0
HUME	DOUG	None	100	0
HUMPHRIES	WILLIAM	None	100	0
IVERSON	FRANK	None	100	0
JAI YUN INTERNATIONAL INVESTMENT CO.		None	325,000	0
JAMIESON	JOSEPH	None	100	0
JAMISON	WALLACE	None	100	0
JASMIN	PIERRE	None	100	0
JOHNSTON	HAL	None	100	0
JOHNSTONE	GREGORY	None	100	0
JURRIE, JR	HAROLD	None	100	0
KAINZ	KENNETH	None	100	0

KALMAR	GABOR	None	100	0
KAPLAN	J. MITCHELL	None	100	0
KAWASHIMA	SEIJI	None	100	0
KELLEY	PAT	None	150,000	0
KELLOGG	MICHAEL	None	100	0
KELLY	BERNARD	None	100	0
KEMP	JOHN	None	100	0
KENNEDY	RICHARD	None	100	0
KENNEDY	WILLIAM	None	1,800	0
KERESZTES	JOHN	None	100	0
KERKOFF	TOM	None	100	0
KERR	DENNIS	None	100	0
KERR	DONALD	None	100	0
KEUNG	KEVIN	None	300	0
KHERANI	HUSSEIN	None	400,000	0
KHIM	TAN	None	2,300	0
KIKUCHI	FRED	None	100	0
KIKUCHI	KAZUKO	None	100	0
KING	W.	None	300	0
KIRKBY	BRUCE	None	100	0
KIRWAN	DAVID	None	100	0
KISSOCK	BRIAN	None	100	0
KOCHMAN	RICKY	None	100	0
KOLSTEE	HANK	None	100	0
KOTACK	GLENN	None	100	0
KRAMER	LINDA	None	100	0
KRISTENSEN	LEIF	None	100	0

KROUPP	JORGE	None	100	0
KURNIK	MICHAEL	None	100	0
KURSCHAT	EHRENTRAUD	None	300	0
KUTNEROGLU	RAFFI	None	100	0
KWINT	MURRAY	None	100	0
LAFONTUNE	JEAN	None	100	0
LAMERS	EGON	None	100	0
LANE	MYRON	None	100	0
LANG	KEITH	None	400,000	0
LANIEL	PAUL	None	100	0
LAUZON	ROGER	None	100	0
LAZZARIN	FRANCO	None	100	0
LEE	ANNIE	None	1,500	0
LEGROW	BRIAN	None	100	0
LEMOINE	KENNETH	None	100	0
LENHAN	REGINALD	None	100	0
LEUNG	BEN	None	400	0
LEVY	FREDERICK	None	100	0
LEWIS	ARNOLD	None	100	0
LIAD	SHIH-JEN	None	100	0
LINGEMAN	BERNARD	None	100	0
LOCKEY	PETER	None	300	0
LORIN	MAIKEN	None	100	0
LUECK	LIANE	None	300	0
LYONS	BRUCE	None	100	0
MACDONALD	ALEXANDER	None	100	0
MACDONALD	DONALD	None	100	0

MACDOUGALL	DOUGLAS	None	100	0
MACISAAC	MICHALE	None	100	0
MACKENZIE	JOHN	None	100	0
MACLEAN	DIANA	None	100	0
MACLONEY	BRUCE	None	100	0
MACPHEE	JOHN	None	100	0
MACQUARRIE	CHARLES	None	100	0
MADELEY	ROBERT	None	100	0
MAILLOUX	DONALD	None	100	0
MAINGUY	MARK	None	100	0
MALCOLM	ALISTAIR	None	100	0
MALCOLM	KENT	None	100	0
MANJI	ZAHIR	None	400,000	0
MANKINNON	FRANK	None	100	0
MANNONE	JOSEPH	None	100	0
MANTHORNE	BRIAN	None	100	0
MARCO	JOSEPH	None	100	0
MARRONE	NORMA	None	4,300	0
MARTIN	ANN	None	100	0
MARTIN	DAVID	None	100	0
MARTIN	ELIZABETH	None	100	0
MARTIN	LESLIE	None	100	0
MARTIN	MICHAEL	None	300	0
MARTIN	MICHAEL	None	100	0
MARTIN	NORA	None	100	0
MARTIN	ROBERT	None	100	0
MATSON	DAVID JOHN	None	100	0

MAZUR	ALBERT	None	100	0
MCBOYLE	GEOFFREY	None	100	0
MCENTEGART	BRIAN	None	100	0
MCGREGOR	RICHARD	None	100	0
MCILVENNA	RUBY	None	100	0
MCKENZIE	ALAN	None	100	0
MCPEETERS	KENNETH	None	100	0
MEARS	ROBERT	None	100	0
MEDALLION CAPITAL CORP.		Consultant (3)	300,000	0
MELO	TERESA	None	500	0
MERITH	SHIRLEY	None	100	0
MITCHELL	DONALD	None	100	0
MOON	THOMAS	None	100	0
MOONEY	THOMAS	None	100	0
MOORE	GLEN	None	100	0
MOORE	JESSE	None	100	0
MORELLO	MIKE	None	100	0
MORRISON	FRANK	None	100	0
MOSHER	MICHAEL	None	100	0
MOUSSEAU	DOUGLAS	None	100	0
MOWATT	DAVID	None	100	0
MULTAMAKI	ANDY	None	100	0
MUNDLE	WAYNE	None	100	0
MUNDT	ROY	None	100	0
MUNN	RODERICK	None	100	0
MURPHY	DANIEL	None	100	0

MURPHY	E.	None	100	0
MURRAY	EDWARD	None	100	0
MURRAY	THOMAS	None	100	0
NEWBURG	DALE	None	200	0
NICHOLS	MARTIN	None	100	0
NIEJADLIK	ANTHONY	None	100	0
NOON	TREVOR	None	100	0
NORDSTROM	WILLIAM	None	600	0
ODENSE	PAUL	None	100	0
OEHLRICH	HARRY	None	100	0
OLAVESEN	CHRISTOPHER	None	100	0
OLCZAK	PETER	None	100	0
OLDE MONMOUTH STOCK TRANSFER CO. INC.		Transfer Agent	6,700	0
OLSON	GARRY	None	100	0
O'NEILL	JOHN	None	100	0
OWEN	DAVID	None	100	0
PACITTI	GERALD	None	100	0
PALKO	WILLIAM	None	100	0
PARA	ROBERT	None	100	0
PARSONS	GRAHAM	None	100	0
PARTON	ELIZABETH	None	100	0
PATERSON	WILLIAM	None	400	0
PATTERSON	W.	None	100	0
PAUL	ALLEN	None	100	0
PENNEY	S.	None	100	0
PERREAULT	JOSEPH	None	6,700	0

PERREAULT	LYNNE	None	16,700	0
PERRY	CHARLES	None	100	0
PERSAUD	SAM	None	100	0
PESKETT	KENNETH	None	100	0
PHILLIPS	KENNETH	None	100	0
PHILLIPS	W.	None	100	0
PICKLES	EDWARD	None	100	0
PIERCE	THOMAS	None	100	0
PILLING	MICHAEL	None	100	0
PINKERTON	GENE	None	100	0
PINKERTON	JOHN	None	100	0
PLANTE	NORMAND	None	100	0
PLEGER	PHILIP	None	100	0
POHL	KAREN	None	6,700	0
POLLACK	JOHN	None	100	0
POLSINELLO	BEN	None	100	0
POON	SHIU-KEE	None	100	0
POTVIN	ROBERT	None	100	0
PRASHAD	VISH	None	100	0
QUINN-TRUST	VIRGINIA	None	400	0
QUINONES	JOSEPH	None	200	0
RADOMSKI	M.	None	100	0
RAINS	GORDON	None	100	0
RANCHELAWAN	JOYCE	None	100	0
RANKIE	J.	None	100	0
READING	ERIC	None	100	0
REED	VICTOR	None	100	0

REID	DARCY	None	100	0
REISMAN	RUTH	None	1,700	0
RENFREW	R.	None	100	0
RICHARDSON	JOHN	None	100	0
RIDDICK	MARK	None	100	0
ROANTREE	DANIEL	None	100	0
ROBICHAUD	RALPH	None	100	0
ROGERS	DIANE	None	100	0
ROSEKAT	STEPHEN	None	100	0
ROSENBERG	FRANK	None	100	0
ROSS	DONALD	None	100	0
ROTHWELL	WILLIAM	None	100	0
ROWE	HUGH	None	100	0
ROWE	WAYNE	None	100	0
ROZON	LISSETTE	None	300	0
RUBINOFF	HOWARD	None	100	0
RUBINOFF	MELVIN PAUL	None	100	0
RUSSCHEN	KENNETH	None	100	0
RUSSELL	BERNICE	None	100	0
SAINZ	ROLAND	None	100	0
SAUL	KENNETH	None	100	0
SAUNDERS	DAVID	None	100	0
SAVAGE	LIONEL	None	100	0
SAWITZKI	NICHOLAS	None	100	0
SAWRAS	PETER	None	100	0
SCHAUM	ROUNSEVELLE	None	100	0
SCHENK	DALE	None	100	0

SCHWEGEL	NORMAN	None	100	0
SENDKER	ALAN	None	100	0
SENN	STANLEY	None	100	0
SHAPPEE	JACK	None	400,000	0
SHAW	MURRAY	None	100	0
SHAW	NEIL	None	400,000	0
SHIELDS	JEFF	None	100	0
SHIP ISLAND INVESTMENTS		None (2)	91,400	0
SMITH	DONALD	None	100	0
SMITH	ELLIS	None	100	0
SMITH	GREG	None	100	0
SMITH	MICHAEL	None	100	0
SMITH	R.	None	100	0
SPALTENSTEIN	WALTER	None	100	0
SPASARO	SAMULE	None	100	0
ST. LOUIS	WAYNE	None	100	0
STAN	NICHOLS	None	100	0
STAPLES	TERRY	None	1,800	0
STECHISHEN	EDWARD	None	100	0
STEELE	PATRICK	None	100	0
STERLING	WAYNE	None	100	0
STEVENSON	DOUGLAS	None	100	0
STEWART	IAN	None	100	0
STOCK	BRUCE	None	500	0
STONE	CLIFFORD	None	100	0
STRACHAN	SHEILA	None	100	0
STRONG	MARTIN	None	100	0

STROYAN	PETER JOHN	None	100	0
SUCHOCKI	VICTORIA	None	100	0
SUE	KENNETH	None	100	0
SUMMERS	MICHAEL	None	100	0
SUMMERVILLE	BERNARD	None	100	0
SURETTE	EDWARD	None	100	0
SUTHERLAND	ANGUS	None	100	0
SWAN	LONDA	None	100	0
SWANSON	GLENN	None	100	0
SYKES	RANDALL	None	100	0
SYLVESTER	LAWRENCE	None	100	0
SZALEJ	TOM	None	100	0
TABBERT	GERRY	None	500	0
TALBOT	DONALD	None	100	0
TARTE	YVON	None	100	0
TASCH	ADRIANA	None	150,000	0
TAYLOR	KEITH	None	100	0
TEMESVARY	JOHN	None	100	0
THE IMERAX GROUP		None	4,300	0
THEIMER	PETER	None	100	0
THOMS	STEWART	None	100	0
THOMSON	KENNETH	None	100	0
THREE EFF CORPORATION		None	412,755	0
TOLL	LORNE	None	100	0
TRACEY	ALBERT	None	100	0
TRAVIS	WAYNE	None	100	0
TREWIN	WILLIAM	None	100	0

TRIBBLE	EDWARD	None	100	0
TUDOR-ROBERTS	JOHN	None	100	0
TYMSTRA	JAN	None	100	0
URSOLEO	FRANK	None	300	0
UZANS	ELMER	None	100	0
VAIVE	ROBERT	None	100	0
VALERI	GEORGE	None	1,300	0
VAN OORT	RICHARD	None	100	0
VAUGHAN	JOHN	None	100	0
VEINOTTE	DAVID	None	100	0
VERDE	ERNEST	None	100	0
VILLEMAIRE	ROLAND	None	100	0
VIRANI	ZAHIR	None	400,000	0
VUTSKOS	GEORGE	None	100	0
WACH	DELIA	None	100	0
WALLACE	DONALD	None	100	0
WALLACE	STEPHEN	None	100	0
WALTON	ROGER	None	100	0
WARNER	BRADLEY	None	200	0
WATERMAN	JOHN	None	100	0
WATSON	ALLAN	None	100	0
WATSON	LEROY	None	100	0
WEBB	DAVID	None	300	0
WEINSTOCK	ISRAEL	None	100	0
WEIR	ROBERT	None	100	0
WEIS	PERRY	None	100	0
WENTZELL	JAMES	None	100	0

WERNER	CHRISTOPHER	None	100	0
WEST	GEORGE	None	100	0
WHITE	DR. ED	None	300	0
WHITE	FERN	None	100	0
WHITE	WILFRED	None	100	0
WHITELAW, Q.C.	ARCHIBALD	None	100	0
WICKWARE	JOHN	None	100	0
WILDE	TRENT	None	100	0
WILKIE	IAN	None	100	0
WILLEY	ROBERT	None	100	0
WILLIAMS	DAVID	None	1,800	0
WILSON	NEIL	None	100	0
WILSON	PETER	None	100	0
WOOD	LEROY	None	100	0
WOODS	A.	None	100	0
WOODS	JEX	None	100	0
WORAM	RICHARD	None	100	0
WREN	JOHN	None	100	0
WRIGHT	GLENDA	None	300	0
WRIGHT	JAMES	None	100	0
WRIGHT	ROBERT	None	100	0
WYLIE	DONALD	None	100	0
YAMASAKI	DONALD	None	100	0
YEE	NUKE	None	100	0
YING	LILY LAU CHUI	None	300	0
ZETTLE	LEONARD	None	100	0
TOTAL			4,471,755	0

NOTE 1: Control Persons of companies listed as shareholders.

561020 Ontario Inc.	Don Booth	Medallion Capital Corp.	Stafford Kelley (3)
Atlantis Capital Corp.	Constance Baillie	Jia Yun International Investment Co.	Philip Cheng
Calvert International Limited	Shaun Ruddy	Olde Monmouth Stock Transfer Co. Inc.	John Troster
Desjardins Securities Inc.	Blair Krueger(4)	Ship Island Investments	Paul Hines (2)
D Bond Investments	David Bond	The Imerax Group	Joseph Gemma
Ever Champ Holdings (Canada) Inc.	David Chong	Three Eff Corporation	David Rosen

NOTE 2: Ship Island Investments is controlled by J. Paul Hines, the former President of Ideal.

NOTE 3: Medallion Capital Corp. provides management consulting services to Ideal and, aside from these services, has no other affiliation with Ideal or its officers directors or shareholders.

NOTE 4: We are advised the securities held by Desjardins Securities Inc. were purchased by Blair Krueger, a registered broker employed by Desjardins Securities Inc., who purchased the shares for his own account as an investment and not with a view to distribution. Mr. Krueger requested the shares be registered in the name of his company. Mr. Krueger also advises us that he has no agreement or understanding, directly or indirectly, with any person to distribute the securities. Mr. Krueger has advised Ideal that he controls the disposition and voting of the shares owned by Desjardins Securities Inc.

Other than the Selling Shareholders all being shareholders (or former shareholders) of Natquote (See ORGANIZATION OF COMPANY IN LAST FIVE YEARS), we are not aware of any other relationship, agreements or arrangements among the Selling Shareholders listed above. To our knowledge, there are no coordinated investment efforts among the Selling Shareholders of Ideal other than their all having invested in Natquote and they are not acting as a "group" as that term is used in Instruction 7 to Item 403 of Regulation SB.

PLAN OF DISTRIBUTION

We are not registering any shares for sale by Ideal to the public. Rather, we are registering 4,471,755 shares of our common stock held by certain existing shareholders. We will not receive any of the proceeds of the sale of the securities being registered. We currently have 9,968,255 shares of common stock outstanding.

The selling shareholders will sell their shares at $1.00 per share until our securities are quoted on the OTC Bulletin Board or other specified market and thereafter at prevailing market prices or at privately negotiated prices.

We are not aware of any underwriting arrangements that have been entered into by the selling shareholders. The distribution of the securities by the selling shareholders may be affected in one or more transactions that may take place in the over-the-counter market, including broker's transactions, privately negotiated transactions or through sales to one or more dealers acting as principals in the resale of these securities. We will file a post-effective amendment to this Registration Statement if any selling shareholder enters into an agreement to sell shares through broker-dealers as principals after the effective date of our Registration Statement covering these securities.

Any of the selling shareholders, acting alone or in concert with one another, may be considered statutory underwriters under the Securities Act of 1933, if they are directly or indirectly conducting an illegal distribution of the securities on behalf of our company. For instance, an illegal distribution may occur if any of the selling shareholders were to provide us with cash proceeds from their sales of the securities. If any of the selling shareholders are determined to be underwriters, they may be liable for securities law violations in connection with any material misrepresentations or omissions made in this prospectus. In addition, the selling shareholders and any brokers and dealers through whom sales of the securities are made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation.

There can be no assurances that the selling shareholders will sell any or all of the securities. The selling shareholders may pledge all or a portion of the securities owned as collateral for margin accounts or in loan transactions, and the securities may be resold pursuant to the terms of such pledges, accounts or loan transactions. Upon default by a selling shareholder, a party receiving a pledge of securities pursuant to a loan transaction would have the same rights of sale as the selling shareholders under this prospectus. The selling shareholders also may enter into exchange traded listed option transactions which require the delivery of the securities listed under this prospectus. The selling shareholders also may transfer securities owned in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such selling shareholders under this prospectus. In addition to the above, each of the selling shareholders and any other person participating in a distribution will be affected by the applicable provisions of the Securities Exchange Act of 1934, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling shareholders or any such other persons.

Under applicable rules and regulations of the Securities Exchange Act of 1934, as amended, any person engaged in a distribution of the securities may not simultaneously engage in market making activities in these securities for a period of one or five business days prior to the commencement of such distribution.

As of the date of this prospectus our securities have not been cleared for purchase or sale in any of the states in the United States. Generally, our securities may not be purchased or sold in any state unless they have been registered or qualified for sale in such state or unless our securities, or the purchase or sale of our securities, qualifies for an exemption from registration in such state and we have met the requirements for such exemption. Following effectiveness of this Registration Statement, we will endeavor to register or otherwise qualify our securities in the states. Anyone desiring to purchase or sell our securities must consult with their broker in advance to determine whether such purchase or sale may be effected in their state.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Our shares may be quoted on the OTC Bulletin Board, and the price of our shares may fall within a range which would cause our shares to be considered a "penny stock." The additional sales practice and disclosure requirements imposed upon broker-dealers handling "penny stocks" may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the market.

Under the "penny stock" regulations, a broker-dealer selling "penny stocks" to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the "penny stock" regulations require the broker-dealer to deliver, prior to any transaction involving a "penny stock", a disclosure schedule prepared by the Commission relating to the "penny stock" market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the "penny stock" held in a customer's account and information with respect to the limited market in "penny stocks."

All of the foregoing may affect the marketability of the securities. We will pay all the fees and expenses for the registration of the securities, which are estimated to be approximately $325,411. The selling shareholders will pay any commissions or other costs related to the sale of their shares.

Should any substantial change occur regarding the status or other matters concerning the selling shareholders, we will file a post effective amendment disclosing such matters.

LEGAL PROCEEDINGS

Since our inception and the inception of each of our subsidiaries, Ideal and its subsidiaries have been involved in only one legal action. An action was brought in the Superior Court of Justice in Ontario, Canada, on September 20, 2001 against several defendants, including Somani Holdings, Inc. by Richard Michael Kostecki and three other plaintiffs arising from an automobile accident. The plaintiffs are seeking damages totaling $6,660,000 against the defendants, including the automobile dealership that sold to the plaintiffs the automobile in which they allege they were injured. The claim against our subsidiary, Somani Holdings, Inc., arises because the sunroof in the automobile was installed by Somani Holdings, Inc. The plaintiffs have alleged that the sunroof was improperly installed and caused injuries to the plaintiffs. This suit is still in the final stages of discovery and is being defended by Somani Holdings, Inc.'s insurance carrier.

At this time there are no other legal proceedings in which Ideal, or any one of Ideal's subsidiaries are a party.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS

Board of Directors

The following individuals have agreed to sit on the Board of Directors of Ideal and were installed as directors on December 13, 2001. Each director will serve until the next meeting of shareholders or until replaced. Each individual's background is of material importance to Ideal.

Joseph P. O'Connor	Chairman of the Board of Directors
Ayaz M. Somani	Director
Karim K. Suleman	Director

Management

Joseph P. O'Connor	CEO
Ayaz M. Somani	President Principal Financial Officer
Karim K. Suleman	Executive Vice President, Secretary and Treasurer Principal Accounting Officer
James Erickson	Vice President, T.O.E., Inc.
Tom Sullivan	Vice President, Ideal Accents, Inc. (Taylor) Secretary and Treasurer, T.O.E., Inc.
George Walch	Secretary and Treasurer, Ideal Accents, Inc. (Taylor)

Joseph P. O'Connor, Chairman & CEO, Director of Ideal
AGE: 47

Mr. O'Connor attended Wayne State University in Detroit, Michigan from 1975 to 1979 and became involved in the automotive aftermarket industry immediately following college. Mr. O'Connor began his career as an installer of basic accessories at a new vehicle dealership in Detroit and advanced through the ranks at this dealership until 1980 when he started his own mobile installation business. Mr. O'Connor subsequently formed Ideal Accents, Inc. (Ferndale), a full service aftermarket accessory shop in Detroit in 1981. Mr. O'Connor managed Ideal Accents, Inc. (Ferndale) and its three affiliated companies, Ideal Accents Inc. (Ann Arbor), Ideal Accents Inc. (Taylor) and T.O.E., Inc. (Troy) to become one of the largest accessorization services in the United States, according to Ideal's major accessory supplier. From 1981 through the date of this prospectus, Mr. O'Connor has served as President of Ideal Accents, Inc. and its three affiliated companies. Mr. O'Connor devotes his full business time to the operation of Ideal.

Ayaz Somani, President, Principal Financial Officer, Director of Ideal
AGE: 43

Mr. Somani studied Commerce and Finance at the University of Toronto and has been involved in the automotive aftermarket industry since 1984. From 1984 to 1992, Mr. Somani was an owner and manager of

Automotive Sunroof Customcraft (ASC) Inc., a Canadian aftermarket products distributor, and was instrumental in introducing and marketing several accessory brands, including Webasto and Katzkin. In 1992, Mr. Somani started Automotive Sunroof Company (Pickering) ("ASC") as an operating division of Somani Holdings Inc., a full service aftermarket accessory shop in Toronto, Ontario, Canada. In 1999, Mr. Somani co-founded with Mr. Suleman (see below) AutoFun Canada, Inc., a consulting firm to the automotive aftermarket industry. Mr. Somani has served as President of Somani Holdings Inc. since its incorporation on May 3, 1988, as President of ASC since its inception in 1992, and as Chairman and CEO of AutoFun Canada, Inc. since 1999. Mr. Somani regularly devotes not less than 8 hours per business day to the operation of Ideal and has other business activities outside of Ideal.

Karim Suleman, Executive VP, Secretary and Treasurer, Principal Accounting Officer, Director of Ideal
AGE: 43

Mr. Suleman holds Bachelors Degrees in Commerce and Law from the University of British Columbia and has been involved in business development since 1987. Mr. Suleman has experience in the development of several businesses, including a real estate development firm, two publicly held high-tech companies and a garment import and distribution company. Mr. Suleman's expertise includes strategic management, business operations, personnel development, and public finance. In 1999, Mr. Suleman co-founded with Mr. Somani (see above) AutoFun Canada, Inc., a consulting firm to the automotive aftermarket industry. Mr. Suleman has served as Vice President, Business Development of Automotive Sunroof Company (Pickering) since 1996 and as President of AutoFun Canada, Inc. since 1999. Mr. Suleman regularly devotes not less than 8 hours per business day to the operation of Ideal and has other business activities outside of Ideal.

James Erickson, Vice President, T.O.E., Inc.
AGE: 70

Mr. Erickson has been involved in the automotive aftermarket industry for almost 45 years. Beginning four years ago, Mr. Erickson disengaged himself from active day-to-day participation in the aftermarket business and serves as an advisor to Ideal. Mr. Erickson opened his first facility, Erickson Autotrim, in Racine, Wisconsin in the mid 1960's. This company manufactured and installed seat covers. Gradually, Mr. Erickson expanded the company's product line to include convertible top repairs and replacement, roof treatments, bolt-on products and sunroofs. In the late 1980's, Mr. Erickson opened branch facilities in Madison and Menasha, Wisconsin. Mr. Erickson sold his company and partially retired in January 1998. At that time (1988), his company's gross annual revenues had grown to approximately $6 million. Since January 1998, Mr. Erickson has served in an advisory capacity as Vice President of T.O.E., Inc. Mr. Erickson also devotes approximately 5% of his time to the operation of Ideal.

Thomas Sullivan, Vice President, Ideal Accents, Inc. (Taylor)
Secretary and Treasurer, T.O.E., Inc.
AGE: 47

Mr. Sullivan has had an ownership interest in T.O.E., Inc. since 1991 and has been the Plant Manager of the facility since 1991. As Plant Manager, Mr. Sullivan performs several functions including: installation, purchasing, sales and personnel management. Under Mr. Sullivan's management, revenues at the facility grew significantly from $720,000 to over $2.5 million at their peak in 1996. Mr. Sullivan devotes his full business time to the operation of the T.O.E., Inc., a subsidiary of Ideal.

George Walch, Secretary and Treasurer, Ideal Accents, Inc. (Taylor)
AGE: 37

Mr. Walch joined Ideal Accents, Inc. (Ferndale) in 1983. Mr. Walch has experience and expertise in several areas of our business including: installation, purchasing, sales and personnel management. In 1996, Mr. Walch acquired an ownership interest in Ideal Accents, Inc. (Taylor) and has been the Plant Manager of that facility since that time. Under Mr. Walch's management, revenues at the facility grew to over $1 million. Mr. Walch devotes his full business time to the operation of the Ideal Accents, Inc. (Taylor) subsidiary of Ideal.

Family Relationships. Naseem Somani, wife of Ayaz Somani, is a first cousin of Karim Suleman. There are no other family relationships among our officers or directors.

Legal Proceedings. No officer or director or significant employee of Ideal has been involved in legal proceedings that would be material to an evaluation of our management.

ADVISORY BOARD

The following individuals are members of the Advisory Board of Ideal Accents, Inc.:

Andrew McLean
Mike Thibideau
Alykhan Jetha
George Kouri
John Maravino
Danny Cisterna
Greg Mallough

Andrew McLean, Financial Advisor
AGE: 37

Mr. McLean has a CGA designation in Canada and a CPA designation in the United States. Mr. McLean has extensive experience in the areas of international finance, public company finance, SEC compliance, mergers and acquisitions and corporate information technology systems. Mr. McLean has held high level finance related positions in several companies. From June, 1996 to March, 1999, Mr. McLean served as General Manager of Madison Coatings International Inc., a subsidiary of Madison Chemical Industries Inc. (a world leader in the manufacturing and development of industrial coatings). From April, 1999 to August, 2000, Mr. Mclean served as CFO of Madison Chemical Industries Inc. and from September, 2000 to August, 2001, Mr. Mclean served as CFO of Cyberun Corp. (an Internet security software developer specializing in payment processing technology). Since September of 2001, Mr. McLean has served as CFO of E-bridge Software Inc. (an Internet software developer specializing in document exchange technology).

Mike Thibideau, Advisor to Ideal (Network Development Strategy)
AGE: 42

Mr. Thibideau was the General Manager of the aftermarket division of Webasto Roof Systems, Inc. ("Webasto"), a global producer and marketer of automotive sunroofs for original equipment manufacturers and the aftermarket, from September, 1985 to June, 2001. During this period, the division's annual revenues expanded from $500,000 to $28 million at their peak. As part of this expansion, Mr. Thibideau established a nationwide network of over 200 independently owned Webasto licensees, providing sales and installation services for Webasto products. The network covered the 100 major North American automotive markets, serviced over 8,000 new vehicle dealerships, and consummated over 100,000 transactions annually. During his tenure as General Manager, Mr. Thibideau also launched several "company stores" in the Detroit and Los Angeles markets. Since July of 2001, Mr. Thibideau has served as a Director of Webasto's e-Business Division .

Alykhan Jetha, Advisor to Ideal (Network Information Strategy)
AGE: 34

Mr. Jetha is a software solutions provider of corporate information management systems. From September, 1991 to July, 1997, Mr. Jetha developed information and operations enhancement software for Visible Genetics, General Electric and several other mid-sized to large companies. From August, 1997 to July, 2000, Mr. Jetha served as CEO of Tactical Step, a company he launched and which has successfully designed and managed e-commerce sites for small to mid-sized companies. Since August of 2000, Mr. Jetha has served as the CEO of Marketcircle, Inc., another company he launched that provides consulting services to e-business clients as well as information management solutions.

George Kouri, Advisor to Ideal (Human Resource Strategy)
AGE: 64

Mr. Kouri was a former marketing executive at Johnson & Johnson Family of Companies from February, 1972 to September, 1978. Mr. Kouri's expertise is in personnel productivity enhancement. Since March of 1979, Mr. Kouri has served as CEO of George Kouri Associates, a company that he launched and which has assisted numerous companies in the areas of vision clarification, team building, corporate communication, employee training and personnel motivation. Mr. Kouri's clients include Heinz, Goodyear Tire, and Calvin Klein.

John Maravino, Advisor to Ideal (Branding Strategy)
AGE: 47

Since March 1996, Mr. Maravino has served as CEO of Marvino Design Group, a company that he launched which provides a range of branding services from product packaging to brand stewardship. The companies associated with Maravino Design Group include Saatchi & Saatchi and McClaren Advertising. Mr. Maravino has successfully re-created major brands for companies like General Foods, Proctor & Gamble and General Mills.

Danny Cisterna, Advisor to Ideal (Accounting Strategy)
AGE: 43

Since June of 1997, Mr. Cisterna has served as a Senior Manager at Deloitte & Touche's Toronto Office. He has extensive experience in public and private accounting and has successfully counseled a wide array of clients, including a major bank, on tax and corporate accounting issues.

Greg Mallough, Advisor to Ideal (Legal Strategy)
AGE: 47

Mr. Mallough, a graduate of Osgoode Hall Law School, is a founding partner of the Toronto law firm Hooey Remus, established in November of 1992. Mr. Mallough practices corporate and commercial law with an emphasis on business transactions, strategic planning and entrepreneurial start-ups, including e-commerce start-ups. Mr. Mallough was called to the Ontario Bar in 1984 and is counsel to several private and publicly held companies.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We have 9,968,255 shares of common stock issued and outstanding. Our wholly owned subsidiary, Ideal Accents Holdings, Inc. has 5,250,958 "exchangeable" shares issued and outstanding. The terms and conditions of the exchangeable shares are described in "DESCRIPTION OF SECURITIES." We have entered into an Exchangeable Shares Support Agreement dated December 13, 2001 among Ideal, Ideal Accents [Nova Scotia] Company and Ideal Accents Holdings, Inc. and the Voting and Exchange Agency Agreement dated December 13, 2001 among Ideal, Ideal Accents Holdings, Inc. and Medallion Capital Corp., as agent for the holders of exchangeable shares. Pursuant to these two agreements, the exchangeable shares (i) carry voting rights of one vote per share on all matters coming before the shareholders of Ideal and (ii) are exchangeable at any time for common stock of Ideal. Consequently, for purposes of describing shareholder voting rights, we have included in the table below the number of common shares of Ideal and the number of exchangeable shares of Ideal Accents Holdings, Inc. held by the officers and directors of Ideal. The last column of the table below reflects the voting rights of each officer and/or director as a percentage of the total voting shares (common shares of Ideal and exchangeable shares of Ideal Accents Holdings, Inc.). The total number of voting shares, including the common shares of Ideal and exchangeable shares of Ideal Accents Holdings, Inc., is 15,219,213 shares. Other than Joseph O'Connor, Ayaz Somani and Karim Suleman, no party holds more than 5% of the aggregated outstanding common shares of Ideal and outstanding exchangeable shares of Ideal Accents Holdings, Inc.

Name and Address Of Beneficial Owner (3)	Common Stock Of Ideal	Exchangeable Shares of Ideal Accents Holdings, Inc.	Percentage of Class Held	Total Number of Shares Entitled to Vote	Percentage of Voting Rights on all Matters Before Ideal Shareholders
Joseph O'Connor Chairman, CEO and Director	4,749,481 (1)	-0-	48% of Ideal Common Shares	4,749,481	31.20%
James Erickson Vice President T.O.E., Inc	275,000	-0-	2.8% of Ideal Common Shares	275,000	1.80%

Thomas Sullivan Vice President Ideal Accents, Inc. (Taylor), Secretary and Treasurer T.O.E., Inc.	150,483	-0-	1.5% of Ideal Common Shares	150,483	0.98 %
George Walch Secretary and Treasurer Ideal Accents, Inc. (Taylor)	75,036	-0-	0.8% of Ideal Common Shares	75,036	0.49%
Ayaz Somani, President and Director	-0-	2,281,200 (1) (2)	43% of Exchangeable Shares	2,281,200	14.98%
Karim Suleman, Executive Vice President, Treasurer, Secretary and Director	-0-	2,031,250 (1)	38.7% of Exchangeable Shares	2,031,250	13.34%
					62.79%
			Total	9,562,450	

Collectively, the officers and directors of Ideal own 52.67% of the outstanding common stock of Ideal. Collectively, the officers and directors of Ideal own 82.1.% of the outstanding exchangeable shares of Ideal Accents Holdings, Inc. Consequently, the officers and directors of Ideal hold 62.79% of the aggregate voting rights on all matters that come before the shareholders of Ideal. None of the officers and/or directors has any right to acquire additional shares of Ideal (other than by exchanging Exchangeable Shares for common shares of Ideal) nor do they have any right to acquire additional exchangeable shares of Ideal Accents Holdings, Inc. Medallion Capital Corp., as agent for the holders of exchangeable shares, has been issued one Special Voting Preference Share of Ideal pursuant to which Medallion Capital Corp. may vote on all matters coming before shareholders of Ideal as directed by the holders of exchangeable shares of Ideal Accents Holdings, Inc.

Collectively, the officers and directors of Ideal own 62.79% of all shares eligible to vote on matters to be decided by shareholders of Ideal.

Note 1: Shares held by Messrs. O'Connor, Suleman, Somani and Mr. Somani's wife, are subject to a performance escrow pursuant to which such shares will only be released from escrow upon Ideal's attaining certain financial targets described in "DESCRIPTION OF SECURITIES - Performance Escrow Agreement.

Note 2: 760,400 of Mr. Somani's exchangeable shares are held by his wife.

Note 3: The respective addresses of our officers and directors listed above are as follows:

Joseph O'Connor, 27490 Spring Valley, Farmington Hills, MI 48336 USA

Ayaz Somani, 151 Sandcherry Court, Pickering, ON L1V 6S8, Canada

Karim Suleman, 5 Mary Elizabeth Cres., Markham, ON L3R 9M2 Canada

James Erickson, 1223 Lakespur Drive, Kansasville, WI 53138 USA

Thomas Sullivan, 1094 Cora, Wyandotte, MI 48338 USA

George Walch, 19762 Donna, Livonia, MI 48152 USA

DESCRIPTION OF SECURITIES

The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws. We are authorized to issue 50,000,000 shares of common stock with a par value of $.001 per share and 50,000,000 preferred shares, with a par value of $.001 per share, which may be issued in series. On January 19, 1999, Ideal issued 1,000,000 common shares to J. Paul Hines as trustee for the company's former parent, Natquote Financial Inc. On March 6, 1999, in a corporate reorganization, these 1,000,000 common shares were cancelled and 17,950,000 common shares were issued to shareholders of Natquote Financial Inc. on a pro rata basis based upon one common share of Ideal for each share of Natquote Financial Inc. held by the shareholders of record. At a special meeting of shareholders and directors on December 11, 2001 a four-to-one reverse stock split was approved, leaving 4,487,755 shares of common stock outstanding after adjustment for fractional shares. Of that amount, 4,471,755 shares are being registered under the registration statement of which this prospectus forms a part. These shares are held by 517 shareholders who are listed under "SELLING SHAREHOLDERS" beginning on page 7 of this prospectus. We had a total of 554 holders of common shares as of May 31, 2003, and 599 shareholders with voting rights (including 45 holders of exchangeable shares that have voting rights).

As of the date hereof 9,968,255 shares of common stock are issued and outstanding and 5,250,958 shares of common stock are reserved for exchange with the "exchangeable shares" that are further described in Item 2 – "Exchangeable Shares," below.

Ideal formed a subsidiary, Ideal Accents (Nova Scotia) Company on December 10, 2001 and formed an additional subsidiary, Ideal Accents Holdings Inc., an Ontario corporation on December 11, 2001. These subsidiaries were incorporated to accommodate certain tax considerations related to the share exchange with the Canadian shareholders.

On December 13, 2001, Ideal completed the acquisition of all of the outstanding shares of six companies: Ideal Accents Inc. (Ferndale), Ideal Accents Inc. (Ann Arbor), Ideal Accents Inc. (Taylor), T.O.E., Inc. (Troy), Somani Holdings, Inc., and AutoFun Canada, Inc. Ideal Accents Inc. (Ferndale) has a wholly owned operating subsidiary, JTM, Inc., which does business under the name, Motor City Sunroof. All of these companies are involved in the auto accessory business. Four of these companies are located in the Detroit, Michigan area and two are based in Toronto, Ontario, Canada. Ideal issued 5,350,000 shares of common stock in exchange for all of the outstanding shares of the four Michigan-based companies. Ideal issued 130,500 shares of common stock and Ideal Accents Holdings Inc. issued 5,250,958 exchangeable shares, for all of the outstanding shares of the two Canadian companies.

In connection with the Canadian Share Exchange Agreement, Ideal also issued one Special Voting Preference Share to an Agent for the holders of exchangeable shares, Medallion Capital Corp. (an Ontario corporation). See Item 4 - "Special Voting Preference Shares," below.

Of the shares issued pursuant to the two Share Exchange Agreements, 4,312,450 exchangeable shares and 4,749,481 shares of common stock held by officers and directors of Ideal have been placed in escrow pursuant to a Performance Escrow Agreement. This Performance Escrow Agreement restricts the release of these shares until Ideal has met certain revenue targets specified in the Agreement. See Item 6 - "Performance Escrow Agreement," below. When released, these shares will be subject to restriction on resale pursuant to Rule 144 of the Securities Act of 1933, as amended, so long as they are held by "affiliates" of Ideal, as that term is defined in Rule 144.

None of the shares issued under the Share Exchange Agreements are being registered in this prospectus. Ideal has reserved 5,250,958 shares of common stock for issuance to the holders of exchangeable shares.

1.   Stock Option Plan. On December 13, 2001 Ideal adopted the 2001 Stock Option Plan (the "Plan") under which our officers, directors, consultants, advisors and employees may receive stock options. The aggregate number of shares that may be issued under the Plan is 5,000,000 shares. The purpose of the Plan is to assist Ideal and its subsidiaries and affiliates in attracting and retaining qualified individuals to serve as directors, officers, consultants, advisors, and employees of our company who will contribute to our company's success and to achieve long-term objectives that will inure to the benefit of all shareholders of Ideal. Options granted under the Plan will be either "incentive stock options," intended to qualify as such under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or "nonqualified stock options." For purposes of the Plan, the term "subsidiary" shall mean "subsidiary corporation," as such term is defined in section 424(f) of the Code, and "affiliate" shall have the meaning set forth in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Plan will be administered by a Committee of the Board of Directors who will establish the terms under which options are granted. No options have been granted under the Plan as of the date of this prospectus.

2.   Exchangeable Shares. The holders of "exchangeable shares" of our subsidiary Ideal Accents Holdings, Inc. have voting rights and economic interests in Ideal that are substantially similar the holders of the commons shares of Ideal. The exchangeable shares may be exchanged at any time, and from time to time, for shares of Ideal common stock. By their terms, the exchangeable shares are entitled to dividends of Ideal, if any. See Item 8 – "Dividends," below. Holders of exchangeable shares are entitled to vote on all matters coming before the shareholders of Ideal through their Agent as described in Item 4 – "Special Voting Preference Share" and Item 7 – "Voting Rights," below. In addition, the exchangeable shares must be redeemed by the issuer in exchange for an identical number of shares of common stock of Ideal in the event of a liquidation, dissolution or winding up of Ideal. Any exchangeable shares outstanding as of November 10, 2010 must be redeemed by the issuer, Ideal Accents Holdings, Inc., and exchanged for common shares of Ideal. In addition, 4,312,450 of the exchangeable shares are subject to the Performance Escrow Agreement described Item 6 – "Performance Escrow Agreement," below.

3.   Common Stock. Each holder of shares of common stock is entitled to one vote for each share of common stock of Ideal held on all matters submitted to a vote of shareholders. Cumulative voting is not provided for in Ideal's Certificate of Incorporation. The holders of a majority of the shares voted in person or by proxy at a duly called meeting are entitled to elect all of the directors then standing for election. Neither the common stock of Ideal nor the exchangeable shares are entitled to pre-emptive rights, nor is the common stock of Ideal subject to conversion or redemption rights. Upon liquidation, dissolution or winding-up of Ideal, the assets legally available for distribution to shareholders, if any, would be distributed ratably to holders of all shares outstanding, which would include the common shares of Ideal exchanged for exchangeable shares at that time, as described above.

4.   Special Voting Preference Share. One Special Voting Preference Share has been issued to the Agent for the holders of exchangeable shares (Medallion Capital Corp.) and carries with it proxy voting rights for all of the exchangeable shares. The Agent is required to distribute proxy material to the holders of exchangeable shares at the same time and in the same manner as material is distributed to the holders of the common shares of Ideal. The Agent is obligated to represent the holders of exchangeable shares from which it receives proxies at all meetings of Ideal's shareholders and vote such exchangeable shares as provided in the proxy given by the holder of such exchangeable shares.

5.   Shares Eligible for Future Sale. As of the date hereof, Ideal has 9,968,000 shares of common stock issued and outstanding. Of these shares:

- 4,471,755 shares are being registered for sale under this prospectus;

- 246,245 shares are subject to restriction on re-sale under Rule 144;

- 5,250,000 shares are held by affiliates of Ideal and also are subject to restrictions on re-sale as provided in Rule 144.

Also as of the date hereof, our subsidiary, Ideal Accents Holdings, Inc., has issued and outstanding 5,250,958 exchangeable shares. Of these exchangeable shares:

- 938,508 exchangeable shares are restricted and will be restricted, when exchanged for common shares of Ideal, pursuant to Rule 144

- 4,312,450 exchangeable shares are held by affiliates of Ideal and are restricted and will be restricted, when exchanged for common shares of Ideal, pursuant to Rule 144.

Further, 4,749,481 shares of common stock and 4,312,450 exchangeable shares held by affiliates of Ideal are also subject to the Performance Escrow Agreement described in Item 6 – "Performance Escrow Agreement" below. In addition, 5,000,000 shares of common stock of Ideal are reserved for issuance pursuant to the 2001 Stock Option Plan and when issued will be restricted and subject to the requirements of Rule 144 of the Securities Act of 1933, as amended, unless these shares are subsequently registered by Ideal.

In general, pursuant to Rule 144 a shareholder who has beneficially owned for at least one year shares privately acquired, directly or indirectly, from Ideal or from an affiliate of Ideal, and persons who are affiliates of Ideal who hold shares (whether or not they are registered) will be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the then outstanding common stock; or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, if greater. Sales under Rule 144 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about Ideal. Pursuant to Rule 144(k) a shareholder, who is not an affiliate of Ideal, and who has beneficially owned shares for at least two years, may sell all of such shareholder's shares without being subject to the volume limitations of Rule 144. These descriptions are general in nature and shareholders should consult their own advisors.

No predictions can be made with respect to the effect, if any, that public sales of common stock or the availability for sale of shares that are currently restricted will have on the market price of our common stock if a market is established for the shares of Ideal. Sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock and the ability of Ideal to raise capital through sales of its equity securities. See "RISK FACTORS" beginning on page 4.

6.   Performance Escrow Agreement. Joseph P. O'Connor, Ayaz Somani, Naseem Somani, and Karim Suleman, all directors or family members of directors of Ideal, placed the following shares in escrow with the law firm, McLeod Dixon LLP, Toronto, Canada, as Escrow Agents under an Escrow Agreement with Ideal.

The shares held in escrow are as follows:

Joseph O'Connor	4,749,481	Common Shares
Ayaz Somani	1,520,800	Exchangeable Shares
Naseem Somani	760,400	Exchangeable Shares
Karim Suleman	2,031,250	Exchangeable Shares

The shares represent 59.54% of the voting shares entitled to vote on all matters before Ideal shareholders (which includes the common shares of Ideal and the exchangeable shares of Ideal Accents Holdings, Inc.) and will be released from escrow if the following performance targets for Ideal are met:

A prorated 25% of each of the parties' escrowed shares will be released from the escrow upon the happening of each of the following performance targets:

At such time as Ideal's consolidated gross annual revenue reaches $25,000,000 for any fiscal year, 25% of the escrowed shares of each party shall be released

At such time as Ideal's consolidated gross annual revenue reaches $50,000,000 for any fiscal year, 25% of the escrowed shares of each party shall be released

At such time as Ideal's consolidated gross annual revenue reaches $75,000,000 for any fiscal year, 25% of the escrowed shares of each party shall be released

At such time as Ideal's consolidated gross annual revenue reaches $100,000,000 for any fiscal year, 25% of the escrowed shares of each party shall be released

There is no assurance that any of the above performance targets will be met. If some or all of the above performance targets are not met, shares held in escrow will remain in escrow indefinitely. These releases from escrow are further conditioned on Ideal being profitable, on a pre-tax basis, at the fiscal year-end in which the gross annual revenue target was reached or surpassed. The escrowed shares are not eligible to receive dividends until released from escrow. The record owners of the escrowed shares may vote such shares while they are in escrow. The escrowed shares may be released from the escrow in the event of a merger or acquisition of Ideal.

7.   Voting Rights. Each common share of Ideal and each exchangeable share of Ideal Accents Holdings Inc. entitles the holder to one vote, either in person or by proxy, at meetings of shareholders of Ideal. The holders are not permitted to vote their shares cumulatively.   Accordingly, the holders of common stock and exchangeable shares, holding, in the aggregate, more than fifty percent of the total voting rights outstanding can elect all of our directors at any meeting where directors are elected and, in such event, the holders of the remaining shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock and exchangeable shares entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to any action coming before the shareholders, except as otherwise provided by law.

8. Dividends. Except for shares held in escrow under the Performance Escrow Agreement described above, all of the shares of common stock of Ideal and exchangeable shares of Ideal Accents Holdings, Inc. are entitled to participate proportionately in dividends if our Board of Directors declares dividends from funds legally available. These dividends may be paid in cash, property or additional common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future dividends, if any, would be declared at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements and other factors. Therefore, there can be no assurance that any dividends will be paid in the future.

Prior to the merger transaction through which Ideal acquired its four Michigan based subsidiaries, the Michigan corporations existed as "S" corporations. The stockholder distributions reflected in the statements of cash flow for the years ended December 31, 2001 and 2000 were undertaken in order to provide the shareholders of the "S" corporations with cash to pay their individual income tax obligations based upon their prorated share of the income of these companies prior to December 13, 2001. Distributions of this nature will not occur in the future. The Michigan corporations have elected to be treated as "C" corporations under the Internal Revenue Code.

9. Transfer Agent and Registrar. The Transfer Agent and Registrar for the common stock is Olde Monmouth Transfer Co., Inc., 77 Memorial Parkway, Atlantic Highlands, New Jersey, 07716.


EXPERTS


Our financial statements for the three-month period ended June 30, 2003 and the six-month period ended June 30, 2003 (unaudited) were reviewed by, and our year-end financial statements for the years ended December 31, 2002 and 2001, as well as financial statements of Somani Holdings, Inc. and AutoFun Canada, Inc. included in this prospectus, have been audited by, Rotenberg & Co., LLP, Rochester, New York, as our independent auditors, as set forth in their respective reports appearing in this prospectus and are included in reliance upon such report given based upon the authority of such firm as experts in accounting and auditing. In addition, we have received a legal opinion of Andreas M. Kelley, P.A. as to the due and valid issuance of our common shares.

With respect to the Independent Accountants Report on the unaudited interim financial information of Ideal and Subsidiaries for the three-month period ended June 30, 2003 and six months ended June 30, 2003 and 2002 dated August 19, 2003, which is incorporated herein by reference, Rotenberg & Co., LLP has applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports and incorporated by reference herein, they did not audit and they did not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Rotenberg & Co., LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" on a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933.

INDEMNIFICATION OF DIRECTORS

Our by-laws permit Ideal to indemnify each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of Ideal to the fullest extent permitted by Florida law and any current or future legislation or judicial or administrative decision, against all fines, liabilities, costs and expenses, including attorney's fees, arising from claims against such persons in connection with their acting as a director or officer of Ideal. Ideal may maintain directors and officers liability insurance, at its expense, to mitigate such exposure.

Costs, legal fees, and expenses (including attorney's fees) incurred by an indemnified party may be advanced by Ideal prior to a final disposition thereof upon receipt of an undertaking from the indemnified party to repay such amounts advanced if it is ultimately determined that such person is not entitled to such indemnification from Ideal.

If this indemnification or any portion of it is invalidated on any grounds by a court of competent jurisdiction, Ideal nevertheless shall indemnify each such person to the full extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be afforded to directors, officers and controlling persons of Ideal pursuant to the foregoing provisions, or otherwise, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

ORGANIZATION OF COMPANY IN LAST FIVE YEARS

Ideal was incorporated under the laws of the state of Florida on January 21, 1999, originally under the name, "Interact Technologies, Inc." On February 18, 1999, the company changed its name to "Fairhaven Technologies, Inc." On December 14, 2001, in connection with the acquisition of its six subsidiaries described herein, the company again changed its name to "Ideal Accents, Inc."

Ideal was formed by Natquote Financial Inc. Shortly after its formation, on March 6, 1999, Natquote transferred ownership of our company to the shareholders of Natquote by declaring a dividend of one share of our common stock for each share of common stock of Natquote held by the shareholders of Natquote. When the dividend was effected, Natquote was not registered under the Securities Exchange Act of 1934, as amended. Natquote's intention was that the business of our company (then known as Fairhaven Technologies, Inc.) be separated from Natquote because it was different from the business of Natquote. Natquote was in the business of compiling and printing financial information with respect to Canadian public companies for investment professionals. Also, Fairhaven Technologies, Inc. was to have separate management from Natquote, including persons with expertise in the technology that Fairhaven Technologies. Inc. was formed to manage. No public market of any kind developed for the shares of Fairhaven Technologies, Inc. following Natquote's share dividend. The shareholders listed in this prospectus as Selling Shareholders include the shareholders of Natquote who received shares of our company pursuant to the share dividend effected by Natquote.

Fairhaven Technologies, Inc. entered into a transaction pursuant to which it was to receive an assignment, from the University of Illinois at Chicago, of an option to license certain patented and non-patented technology related to cancer treatment. The option to license this technology had a limited duration. Fairhaven Technologies, Inc. developed a business plan which included integration of other related technologies and assembly of management for the operation of an independent company. In order to implement this business plan, Fairhaven Technologies, Inc. required additional capital, which it intended to raise through a private placement of securities. The private placement was not successful and Fairhaven Technologies, Inc. was unable to proceed with its business plan. Fairhaven Technologies, Inc. abandoned its business plan and option to license technology in approximately June of 1999 and did not have business operations of any kind after that date until December of 2001. The foregoing description of the intended business of Fairhaven Technologies, Inc. has no relation to the business of Ideal and is not the business of Ideal.

On December 14, 2001, the name of our company was changed to Ideal Accents, Inc., following the share exchange transactions which created our company as it exists today, as more fully described below. In December of 2001, prior to the merger described below, the shareholders and directors of Ideal approved a four-to-one reverse stock split affecting all outstanding common shares of Ideal. Following this four-to-one reverse stock split, Ideal had 4,487,500 common shares outstanding, all of which were held by shareholders of Natquote as a result of the share dividend described above. Ideal has authorized 50,000,000 shares of common stock having a par value of $0.001 per share and 50,000,000 shares of preferred stock having a par value of $0.001 per share.

In anticipation of the share exchange transactions described below, on December 10, 2001 Ideal incorporated Ideal Accents (Nova Scotia) Company, a Nova Scotia corporation. On December 11, 2001, Ideal also incorporated Ideal Accents Holdings, Inc., an Ontario corporation. These two wholly-owned subsidiaries were incorporated to accommodate certain tax considerations which arose in connection with the share exchange through which Ideal acquired its Canadian subsidiaries.

On December 13, 2001, Ideal acquired Ideal Accents, Inc. (Ferndale) a Michigan corporation and its wholly owned subsidiary JTM, Inc., Ideal Accents, Inc. (Ann Arbor) a Michigan corporation, Ideal Accents, Inc. (Taylor) a Michigan corporation, and T.O.E., Inc., a Michigan corporation. These acquisitions were effected pursuant to a Share Exchange Agreement and reorganization. Also on December 13, 2001, in a separate but simultaneous share exchange effected pursuant to a Share Exchange Agreement, Ideal and its subsidiary, Ideal Accents Holdings, Inc., acquired two Canadian corporations - Somani Holdings, Inc., an Ontario corporation doing business as Automotive Sunroof Co., and AutoFun Canada, Inc., also an Ontario corporation.

On December 13, 2001, Ideal issued a total of 5,480,500 shares of common stock, and Ideal Accents Holdings Inc. issued a total 5,250,958 "exchangeable shares" as consideration for all of the outstanding shares of the six companies it acquired as described above. "Exchangeable shares" are shares of Ideal Accents Holdings Inc. which can be exchanged, at the option of their holder at any time, for common shares of Ideal, as further described in DESCRIPTION OF SECURITIES - Exchangeable Shares. Also on December 13, 2001, the original officer and director of our company, J. Paul Hines, resigned and was replaced by Joseph P. O'Connor as CEO and Chairman of the Board of Directors. Also on that date, Ayaz Somani was elected President and Director and Karim Suleman was elected Executive Vice President, Secretary, Treasurer, and Director. All three of the new officers and directors (Messrs. O'Connor, Somani and Suleman) were major shareholders of the six companies acquired by Ideal on December 13, 2001.

OUR BUSINESS

Through its subsidiaries Ideal provides the sale and installation of automobile styling accessories, vehicle electronics and performance enhancements for all makes and models of vehicles. Our automotive styling accessories include: sunroofs, leather seats, wood dashboards, custom wheels and exterior parts such as "wings." Our vehicle electronics include: vehicle tracking systems, keyless entry systems, remote starter systems, global positioning satellite ("GPS") navigation systems, auto televisions, auto personal computers, auto stereo systems and other automobile entertainment systems. Our performance enhancement items include: modified exhaust systems, ground effect skirts and engine modifications. Substantially all of our business is conducted through the new car dealerships who sell our accessories as enhancements to new vehicles . A small part of our business (less than 10% of our total sales) is retail business provided to customers who seek these same accessorization services directly from us. These services are currently offered through four installation shops in the Detroit, Michigan area and one installation shop in Toronto, Ontario, Canada.

Senior management of Ideal has an extensive background in the auto accessory industry.

Mr. Joseph P. O'Connor, Chairman and CEO, started Ideal Accents, Inc. (Ferndale) in 1981. That company's initial product line consisted of tape striping and adhesive body side moldings. Mr. O'Connor grew the business through a series of strategic acquisitions. Mr. O'Connor's strategy in making each acquisition was to add a new product line or expand his company's market share with existing product lines. The acquisition of US Sunroof, Inc. in 1983 gave Mr. O'Connor's company a capability in sunroof installations. The acquisition of Custom Trim of Michigan, Inc. in 1986 added the capability of "cut and sew" operations for roof treatments. The acquisition of Auto Sunroof and Accessories ("ASA"), the predecessor company to T.O.E., Inc. in 1990, expanded the company's presence in the Detroit sunroof aftermarket. ASA, incorporated in Michigan, had been in the sunroof accessorization business in the Detroit area since March 17, 1982. ASA had eight employees, annual revenues in 1990 in excess of $900,000, and was a leading competitor to Mr. O'Connor's company immediately prior to being acquired. During the early and mid-90's, Mr. O'Connor expanded his business by offering services through multiple strategically located branch facilities. Ideal Accents, Inc. (Ann Arbor) was opened in 1993, and Ideal Accents, Inc. (Taylor) was opened in 1996. Neither of these two companies had predecessor companies. More recently, Mr. O'Connor sought to increase his business by expanding his company's product offerings beyond the established sunroof, leather seats and bolt-on categories to include the rapidly emerging mobile electronics category and performance enhancements. Currently, the four Detroit subsidiaries service 276 of the 350 new vehicle dealers in the Detroit metropolitan area.

Mr. Ayaz Somani, President and Principal Financial Officer, founded Automotive Sunroof Company (Pickering) ("ASC") in 1992 as an operating entity of Somani Holdings, Inc., which he incorporated on May 3, 1988. Mr. Somani grew his business by focusing on the following four areas:

1. Product Leadership (i.e., being the first to bring new automotive aftermarket products to market);

2. Styling Packages (i.e., bundling automotive accessories and marketing these as styling packages);

3. Turnaround Time (i.e. pick-up, accessorizing and delivering vehicles to a new vehicle dealer on the same day); and

4. Zone and Port Programs (i.e., implementing accessory installation programs for the original equipment manufacturers (OEMs) on their vehicles in a designated zone or at a port of entry before the vehicles are delivered to a new vehicle dealer)

By achieving success in these four areas, Mr. Somani built the business of ASC in the Toronto Area where it currently services 85 of the 210 new vehicle dealers in that market.

Messrs. Ayaz Somani and Karim Suleman, Executive Vice President, Secretary and Treasurer of Ideal, founded AutoFun Canada Inc. ("AutoFun") in 1999 as a consulting firm providing consulting, financial and strategic planning services to companies in the automotive accessorization industry. The market research, feasibility study, capital sourcing expertise, acquisition and integration systems development, including network information systems and process systems development that Ideal is implementing in its business concept, were procured or undertaken by AutoFun.

Both our Chairman and CEO and our President are well known throughout the industry in North America and are members of a trade organization known as "Group 15." Group 15 is a trade organization consisting of the owner/operators of the largest automotive accessorizers in fifteen major markets in North America and functions as a major industry network center. The mission of Group 15 is to enable members to share ideas, insights, knowledge and financial information with the aim of continually improving member company performance along a series of operational and financial benchmarks. Group 15 is commonly the first stop for new industry suppliers and a useful information source for many installation shop principals.

Ideal's subsidiaries are as follows:

Company	Form of Organization	Date of Incorporation	Location
Ideal Accents, Inc. (Ferndale) and JTM, Inc.	Michigan Corporation	June 4, 1981	Detroit, Michigan, USA
Ideal Accents, Inc. (Ann Arbor)	Michigan Corporation	May 8, 1992	Detroit, Michigan, USA
Ideal Accents, Inc. (Taylor)	Michigan Corporation	August 22, 1996	Detroit, Michigan, USA
T.O.E., Inc.	Michigan Corporation	April 13, 1990	Detroit, Michigan, USA
Somani Holdings Inc.	Ontario Corporation	May 3, 1988	Toronto, Ontario, Canada
AutoFun Canada, Inc.	Ontario Corporation	June 30, 1999	Toronto, Ontario, Canada

In its effort to run its installation subsidiaries cohesively and successfully, Ideal has paid particular attention to three areas: good shop management, advanced network information systems and the creation of standardized procedures for installation of products and maintaining quality control. We refer to these standardized procedures as "templates" and we stress creation and adoption of these templates in each of our installation facilities in order to standardize our operations at all of our facilities and enhance efficiency and quality control. As Ideal expands its operations, it will employ these templates in each new location in order to achieve a high standard of care and efficiency wherever we do business.

The adoption and implementation of our templates is part of Ideal's ongoing commitment to creating a strong brand identity for our services among new car dealerships and dealer associations that are our principal sales channel. We believe our reputation within the new car dealer industry for consistent high standards of installations is critical to our success.

None of Ideal's subsidiaries has filed for bankruptcy, receivership or similar proceeding, nor have any of our subsidiaries been materially reclassified, merged, consolidated, or engaged in the purchase or sale of a significant amount of assets not in the ordinary course of business.

The Business. The automotive accessories business consists of three supplier tiers, as described below:

1. Tier One Suppliers consist of manufacturer/suppliers of accessories to Original Equipment Manufacturers ("OEMs"). For example, a Tier-One Supplier may be an OEM manufacturer of sunroofs that we install.

2. Tier Two Suppliers consist of manufacturer/suppliers of components to Tier One Suppliers. For example, a Tier Two Supplier may be a manufacturer that supplies components for a sunroof that is sold by a Tier One Supplier. The glass in a sunroof is an example of such a component that may be supplied by a Tier Two Supplier to a Tier One Supplier.

3. Tier Three Suppliers consist of distributor/installers of Tier One parts on new and aftermarket vehicles. Ideal is a Tier Three Supplier, and as such is presently authorized by many of the principal Tier One Suppliers in the industry to install their products on aftermarket vehicles, i.e., on vehicles at the new vehicle dealer level and at the retail level.

A typical accessory transaction cycle runs as follows:

1. At the point of sale, a new vehicle dealer will offer a choice of accessory options to a vehicle purchaser.

2. The purchaser will make a selection and order an accessory.

3. The vehicle is sent to an installation shop, the selected accessory is installed, and the vehicle is brought back to the dealership.

4. The purchaser pays the dealer and takes delivery of the vehicle with the installed accessory.

Products. Automotive parts and automotive accessories fall into distinct product categories. Automotive parts are used for vehicle repair and maintenance. Automotive accessories are intended for vehicle improvement and enhancement. Ideal's business is in the latter category.

Automotive accessories enhance a vehicle either stylistically or functionally. Stylistic enhancements serve the customers' desire for vehicle differentiation and personalization. Functional enhancements serve the customers' desire for vehicle security, safety, convenience, comfort, communication, connectivity, productivity, performance, and "infotainment" (information and entertainment).

Ideal presently offers the following product categories:

automotive styling accessories:

sunroofs, leather seats, wood dashboards, wheels, wings, etc.

vehicle electronics:

vehicle tracking systems, keyless entry, remote starters, GPS navigation systems, Auto PCs, TVs, VCPs, DVDs, CD Changers, stereos, etc.

performance enhancement:

modified exhausts, ground effects, etc.

Ideal does not manufacture any of its accessories. It procures the accessories listed above from the following suppliers:

- Inalfa Skylite Sunroofs

- Webasto-Hollandia

- Katzkin Leathers Inc.

- Classic Soft Trim

- Gemico

- New England Wood Dash Company

- Woodview (Ont) Ltd.

- Kwikut Equipment Inc.

- Rostra Precision Controls Inc.

- Audiovox

- Clarion

- Dawn Enterprises

- J. S. Parker Intl. Ltd.

- Wilpack Industries Limited

- Jaycore Incorporated

- E & G Classics

-    Razzi Corporation

-    Magellan

It is not customary in the industry for Tier Three Suppliers such as Ideal to enter into long term agreements with Tier One Suppliers and exclusivity is seldom, if ever, offered by Tier One Suppliers to anyone in the accessory installation business. Discounts and payment terms are generally the only negotiable items offered by Tier One Suppliers to Tier Three Suppliers such as Ideal.

Ideal markets its services and products primarily to new car dealers, who in turn market these products to their customers. The new vehicle dealer network, therefore, is Ideal's primary distribution channel. This network consists of both domestic dealers (offering vehicles made in North America) and import dealers (offering vehicles made outside North America). Each of our shops also offers accessories to the general public. This retail business, however, is a nominal portion of our business.

Ideal accessorizes all makes, models and body types in both domestic and imported vehicles. The body types include coupes, convertibles, hatchbacks, sedans, wagons, pickups, vans and SUVs (sport utility vehicles).

Pick up and delivery consists of either driving or carrier-transporting the target vehicle from and to the dealer.

Competition.   In the Detroit market, Ideal services 78% or 276 of the 350 new vehicle dealers. In the Toronto market, Ideal services 40% or 85 of the 210 new vehicle dealers. These arrangements with new vehicle dealers are not exclusive agreements. Large auto parts retailers such as Pep Boys and Auto Zone in the U.S., and Canadian Tire in Canada, though publicly held and well funded, are not directly competitive with Ideal, because their business is selling automotive parts at the retail level, not installing automotive accessories through new car dealers.   While it would be possible for these retailers to move into the accessorization business, it would be difficult for them because of the specialization required.   Vehicle accessorization in its essential categories requires highly specialized installation expertise, and there is only a limited pool of such expertise available.

One potential competitor is Classic Soft Trim ("CST") - a private company. CST has been an aftermarket manufacturer of auto interior leather products since 1969. To reduce its reliance on independent distributors/installers, CST began establishing company-owned distribution/installation centers. The CST network currently comprises thirty-eight company-owned outlets in various markets throughout the U.S., including in Detroit, Michigan. CST continues to sell its products through independent authorized distributor/installers such as Ideal. Recently, to diversify its product selection at its company-owned centers, CST has begun offering accessorization services in complimentary styling products such as wood dashes, sunroofs, spoilers and CD changers, an area that is competitive with our services.

 Ideal enjoys a strong competitive position in the markets it services, given the high percentage of dealers it services in its respective market areas.   Ideal's method of competition is two fold: aggressive in-person marketing to the dealer sales managers and sales people, and consistent delivery on the promised performance.

Market Size. Specialty Equipment Market Association (SEMA) is a trade association consisting primarily of a diverse group of manufacturers of automotive specialty parts and accessories, distributors, retailers, publishing companies, auto restorers, street rod builders, restylers, car clubs and race teams. SEMA conducts market research related to the accessorization industry. In the accessory manufacturers' sales categories tracked by SEMA, overall sales in the United States were $8.17 billion in 1999. We believe we have substantially penetrated our markets in Detroit and Toronto and that future growth, if any, will come through expansion into other geographic market areas.

Expansion Plan. Ideal believes there is an opportunity for expansion into other major markets throughout North America. We plan to utilize our operating profits, if any, and capital we raise in the market, if available, to accomplish this expansion. Through our contacts in the installation industry, it may be possible to attract companies in markets not currently served by Ideal to become part of our company through acquisitions in which a principal form of the consideration paid for new locations is common stock of Ideal. Also, if capital is available, we may be able to open new operations in some major centers where we feel we can compete effectively.

Opportunities also exist to expand programs where original equipment manufacturers (OEMs) install accessories on new vehicles in designated zones or points of entry, before vehicles are delivered to the dealer. To assure our ability to accommodate these expansion plans and meet the standards required by our suppliers and OEMs, we are implementing the steps discussed below.

Operational Quality/Efficiency Templates. Ideal was ISO certified in early November 2002. The current ISO standards, ISO 9001, specify the minimum standards for a quality management systems. These standards are set by the International Standards Organization in Geneva, Switzerland. The Organization accredits registrars ("Registrars") around the world to ISO certify companies that have implemented these standards. A company seeking such certification needs to do the following: 1) select a Registrar and negotiate a fee for its services; 2) be educated in the standards; 3) document its organizational structure, job functions, work processes and quality assurance procedures; 4) conform these documents to the standards; 5) implement the processes and procedures in these conformed documents; 5) have the Registrar through its ISO Auditor inspect the conformed documents and the company's implementation of the processes and procedures in these documents; 6) assuming the company passes inspection, apply for certification; 7) maintain the certification by having an annual ISO audit done on the company; 8) if there is a new facility acquired, and assuming the standards have been implemented in this new facility, apply to the Registrar to inspect the new facility and expand the scope of the certification to include this new facility; 9) three years from the certification date, apply for a new certification.

As each new facility is developed or acquired, bringing this new facility up to ISO standards will be a priority. As the ISO standards are implemented within a particular facility, Ideal will apply to have its ISO certification expanded to include the new facility.

One of the aims of the certification process is to standardize all the operational procedures and workflow documentation in the U.S. and Canadian facilities. These standardized procedures and documentation will serve as Ideal's starting operational quality/efficiency templates.

Ideal will also template Industry Best Practices for implementation in all its facilities. These Practices have been collated by industry associations, like SEMA, and are advocated as enhancing a firm's competitive advantage in the industry.

Ideal's ISO certification and implementation of Best Practices will help the company in, at least, two ways: internally, it will continue to build our competitive advantage; externally, it will clearly communicate to our suppliers and customers that the company is a quality focused enterprise - a message that we hope will build our brand equity and customer loyalty.

Network Information System. Ideal has hired Marketcircle, Inc., a specialty e-solutions company, to design our corporate information system. The system will consist of a central repository of data and multiple applications. These applications are designed to enhance network efficiency and include Accounts Receivables, Accounts Payables, General Ledger, Payroll, Inventory Management, Installation Management, Human Resource Management, and Customer Relations Management. Overlaying the data core and applications will be an enterprise portal. The portal is the common entry point to and the unifying platform for all the data and applications. Because the system will be web-centric in that the data and application delivery systems will be premised on Internet standards, every Ideal employee with an Internet connection and the required authorization will have full access to Ideal's electronic resources at any time and from anywhere. Such convenient access to Ideal's on-line resources will serve to further enhance network efficiency. Furthermore, the portal will provide Ideal's executives with a powerful medium through which to communicate the company's vision and strategy to its employees. Additionally, the portal will provide Ideal's employees with a powerful tool with which to collaborate with one another. Such added communicative and collaborative capabilities will serve to further foster network cohesion. Because Ideal plans to fully leverage its information system to enhance network efficiency and cohesion, and because access to this web-centric system will be so convenient, Ideal will design a system that is tightly integrated with its operational procedures. The system is designed to allow additional components to be added as the business expands and can be expanded to handle a network of up to 100 facilities.

Marketing Strategy. Ideal's marketing strategy will center on having a strong brand identity across all of our locations. The four elements of the brand promise and the way Ideal plans to fulfill these elements is as follows:

1) Superior Product Choice: Through strong, long standing relationships with leading Tier One suppliers in each of its product categories.

2) Superior Installation Quality: Through its ISO certification and Best Practices implementation.

3) Superior Turnaround Time: Through its Corporate Information System and Best Practices implementation

4) Competitive Pricing: Through the purchasing synergies generated by the growing network buying power and through the operating efficiencies generated by the Corporate Information System and Best Practices implementation.

By implementing the standards described we believe we will be a leader in the industry. We also believe an organization operating with these accreditations will attract customers and other operators to become part of our company in order to gain these benefits.

Employees. Ideal has 101 employees. The breakdown among the principal subsidiaries is as follows:

Name	Ideal Accents, Inc. (Ferndale)	T.O.E., Inc.	Ideal Accents, Inc. (Taylor)	Ideal Accents, Inc. (Ann Arbor)	Somani Holdings Inc.
Number of Employees	31 full time 20 part time	8 full time 11 part time	5 full time 5 part time	2 full time 4 part time	14 full time 1 part time

None of these employees are represented by a labor contract. The employee numbers at corporate head office are included in the Ferndale numbers. All of the employees in the US subsidiaries and in the corporate head office at Ferndale, including the CEO, are leased employees and are paid through an employee leasing service. The employee leasing service in effect is a payroll service that performs all the administrative functions associated with maintaining employees on a company payroll – functions like tax deductions, insurance premium deductions, compensation claims, etc. None of the employees in the Canadian subsidiaries, are leased employees. The administrative functions associated with these Canadian employees are performed in-house.

Web Addresses. The Web addresses of the key operations and references mentioned in this prospectus are as follows. These websites are in no way incorporated in, nor do they form any part of, this prospectus.

Company	Web Address
• Ideal Accents, Inc. (Ferndale) • Ideal Accents, Inc. (Ann Arbor) • Ideal Accents, Inc. (Taylor) • T.O.E., Inc.	www.idealaccents.com
• Somani Holdings Inc.	www.autosunco.com

WHERE YOU CAN OBTAIN MORE INFORMATION

As we have not conducted any business prior to December 13, 2001, we have not delivered annual reports to our shareholders and have not done so prior to the date of this prospectus. Once this prospectus has been declared effective we will provide annual statements to our shareholders. This registration statement is our first filing with the Securities and Exchange Commission (SEC). The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding Ideal at www.sec.gov and you can reach us at ksuleman@idealaccents.com. Karim Suleman acts as the Information Officer for the Company and can be reached at 416-435-6867.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

FOR THE THREE MONTHS ENDED JUNE 30, 2003,

FOR THE SIX MONTHS ENDED JUNE 30, 2003

AND

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Forward-Looking Statements. The statements contained in this report on Form SB-2 which are not historical facts, including (without limitation) in particular, statements made in this Item, may contain forward-looking statements that are subject to important factors that could cause actual results to differ materially from those in the forward-looking statement, including (without limitation) product demand; the effect of economic conditions; the impact of competitive services, products, pricing; product development; parts supply restraints or difficulties; industry regulation; the continued availability of capital resources and financing and other risks set forth or incorporated herein and in Ideal's Securities and Exchange Commission filings. Ideal does not undertake to update any forward-looking statement that may be made from time to time by or on its behalf.

Introduction. Ideal sells and installs a wide range of automotive aftermarket accessories primarily to new vehicle dealers in Southeastern Michigan and Toronto, Ontario, Canada.

Ideal generates revenue by the sale and installation of the following:
- Power Moonroofs
- Manual & Topsliding Sunroofs
- Carriage Roofs
- Custom Tops
- Leather Seat Covers and Trim
- Spoilers
- Wood Dashes
- Ground Effects
- Truck Accessories
- Mobile Electronics
- Entertainment Systems
- Navigation Systems
- Telematics
- Other Styling and Functional Accessories

The following discussion and analysis of Ideal's financial condition and results of operations should be read in conjunction with the financial statements appearing in this Form SB-2.

FOR THE THREE MONTHS ENDED JUNE 30, 2003

RESULTS OF OPERATIONS. The following tables set forth statements of operations data of Ideal expressed as a percentage of sales for the periods indicated:

| | THREE MONTHS ENDED JUNE 30, | | | |
	2003		2002	
Sales	2,089,500	100.0%	2,738,800	100.0%
Cost of Goods Sold	1,339,700	64.1%	1,872,200	68.4%
Gross Profit	749,800	35.9%	866,600	31.6%
Operating Expenses Advertising and Promotion	17,300	0.8%	16,800	0.6%
Selling, General and Administrative	658,000	31.5%	820,100	30.0%
Depreciation and Amortization	51,000	2.4%	27,200	1.0%
Interest	61,300	2.9%	43,400	1.6%
Total Operating Expenses	787,600	37.7%	907,500	33.1%
Income (Loss) from Operations Before Income Taxes	(37,800)	(1.8)%	(40,900)	(1.5%)
Provision for Income Taxes	1,100	0.1%	7,900	0.3%
Net Income (Loss)	(38,900)	(1.9)%	(48,800)	(1.8%)

Three Months Ended June 30, 2003 Compared with Three Months Ended June 30, 2002.

SALES. Sales for the three months ended June 30, 2003 decreased by $649,300 or 23.7% to $2,089,500 from $2,738,800 for the three months ended June 30, 2002. This decrease in sales is attributable primarily to the general economic downturn in the United States. New car sales declined, as did the number of new cars for which accessories were purchased in the Detroit, Michigan and Toronto, Ontario market areas. We believe the decrease in sales is also partly attributable to changes in new car lease terms offered by automotive leasing companies in 2002 that eliminated the inclusion of the price of new car accessories (including our products) as part of the price of the car for purposes of determining the amount of the lease financing. Consequently, financing for auto accessories, in some cases, was not available to some lease customers.

COST OF GOODS SOLD-MATERIAL COSTS. Material costs for the three months ended June 30, 2003 was $746,400 or 35.7% of sales compared to $1,210,800 or 44.2% of sales for the three months ended June 30, 2002. The decrease in cost of goods sold, as compared with the prior period, was due to the decrease in sales. The decrease in cost of goods sold as a percentage of sales occurred because we received deeper supplier discounts by combining the purchasing power of all of our subsidiaries.

COST OF GOODS SOLD-LABOR AND OVERHEAD. Labor and Overhead costs for the three months ended June 30, 2003 was $593,200 or 28.4% of sales compared to $661,300 or 24.1% of sales for the three months ended June 30, 2002. The decrease was primarily attributable to our reduction in labor cost for auto accessory installers as a response to lower sales. The increase in cost of goods sold - labor and overhead as a percentage of sales occurred because of the decrease in sales without a corresponding percentage decrease in labor and overhead.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the three months ended June 30, 2003 decreased by $162,100 or 19.8% to $658,000 from $820,100 for the three months ended June 30, 2002. This decrease was attributable to a decrease of $56,000 in legal and professional fees which were unusually high in the comparable period in 2002 as a result of costs incurred in connection with registering our shares with the SEC and also a decrease in temporary employees.

INTEREST EXPENSE. Interest expense for the three months ended June 30, 2003 increased by $17,900 to $61,300 from $43,400 for the three months ended June 30, 2002. The increase in interest expense is due to an increase in vehicle installment loans, capital leases for computer equipment and accrued interest on unconsolidated related party liabilities.

DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense increased by $23,800 to $51,000 during the three months ended June 30, 2003 from $27,200 for the three months ended June 30, 2002. The increase was primarily attributable to the acquisition of computer equipment of approximately $170,000 during the 4th quarter of 2002 and the acquisition of vehicles of approximately $130,000 during the year ended December 31, 2002, with the majority being acquired in the last half of the year.

PROVISION FOR INCOME TAXES. The provision for income taxes decreased by $6,700 to $1,100 for the three months ended June 30, 2003 from $7,900 for the three months ended June 30, 2002. These taxes were primarily Michigan State franchise taxes payable by the Ideal subsidiaries in Michigan. The principal reason for the decrease was that operating losses were available to reduce such taxes. We did not pay federal or state income taxes during the second quarter.

NET INCOME (LOSS). The net loss for the three months ended June 30, 2003 decreased by $9,900 to a net loss of $(38,900) from a net loss of $(48,800) for the three months ended June 30, 2002, mainly due to the reasons discussed above.

COMPREHENSIVE INCOME (LOSS). Comprehensive loss for the three months ended June 30, 2003 decreased by $34,200 to a comprehensive loss of $(42,100) from a comprehensive loss of $(76,400) for the three months ended June 30, 2002.

The decrease in the comprehensive loss was attributable to the decrease in the net operating loss of $9,900 described above combined with the decrease in the translation loss on foreign currency used in subsidiary operations of $24,300.

Comprehensive income (loss) includes all changes in equity during the specified period from transactions and events from non-owner sources. The only changes in equity that are excluded from comprehensive income are those resulting from investments by owners and distributions to owners. Other comprehensive income generally includes revenue, expenses, gains and losses not included in net income in accordance with generally accepted accounting principles.

FOR THE SIX MONTHS ENDED JUNE 30, 2003

RESULTS OF OPERATIONS. The following tables set forth statements of operations data of Ideal expressed as a percentage of sales for the periods indicated:

	SIX MONTHS ENDED JUNE 30,			
	2003		2002	
Sales	3,888,900	100.0%	4,628,900	100.0%
Cost of Goods Sold	2,612,500	67.2%	3,306,700	71.4%
Gross Profit	1,276,400	32.8%	1,322,200	28.6%
Operating Expenses Advertising and Promotion	28,200	0.7%	27,500	0.6%
Selling, General and Administrative	1,297,000	33.4%	1,424,200	30.8%
Depreciation and Amortization	97,700	2.5%	55,500	1.2%
Interest	130,500	3.4%	78,200	1.7%
Total Operating Expenses	1,553,400	39.9%	1,585,400	34.3%
Income (Loss) from Operations Before Income Taxes	(277,000)	(7.1%)	(263,200)	(5.7%)
Provision for Income Taxes	1,900	0.0%	15,000	0.3%
Net Income (Loss)	(278,900)	(7.2%)	(278,200)	(6.0%)

Six Months Ended June 30, 2003 Compared with Six Months Ended June 30, 2002.

SALES. Sales for the six months ended June 30, 2003 decreased by $740,000 or 16.0% to $3,888,900 from $4,628,900 for the six months ended June 30, 2002. This decrease in sales is attributable primarily to the general economic downturn in the United States. New car sales declined, as did the number of new cars for which accessories were purchased in the Detroit, Michigan and Toronto, Ontario market areas. We believe the decrease in sales is also partly attributable to changes in new car lease terms offered by automotive leasing companies in 2002 that eliminated the inclusion of the price of new car accessories (including our products) as part of the price of the car for purposes of determining the amount of the lease financing. Consequently, financing for auto accessories, in some cases, was not available to some lease customers.

COST OF GOODS SOLD-MATERIAL COSTS. Material costs for the six months ended June 30, 2003 was $1,475,800 or 38.2% of sales compared to $2,007,300 or 43.4% of sales for the six months ended June 30, 2002. The decrease in cost of goods sold, as compared with the prior period, was due to the decrease in sales. The decrease in cost of goods sold as a percentage of sales occurred because we received deeper supplier discounts by combining the purchasing power of all of our subsidiaries.

COST OF GOODS SOLD-LABOR AND OVERHEAD. Labor and Overhead costs for the Six months ended June 30, 2003 was $1,136,700 or 29.4% of sales compared to $1,299,500 or 28.1% of sales for the six months ended June 30, 2002. The decrease was primarily attributable to our reduction in labor cost for auto accessory installers as a response to lower sales. The increase in cost of goods sold - labor and overhead as a percentage of sales occurred because of the decrease in sales without a corresponding percentage decrease in labor and overhead.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the six months ended June 30, 2003 decreased by $127,200 or 8.9% to $1,297,000 from $1,424,200 for the six months ended June 30, 2002. This decrease was primarily attributable to a decrease in legal and professional fees and expenses which were unusually high in the comparable period in 2002 as a result of costs incurred in connection with registering our shares with the SEC.

INTEREST EXPENSE. Interest expense for the six months ended June 30, 2003 increased by $52,300 to $130,500 from $78,200 for the six months ended June 30, 2002. The increase in interest expense is due to an increase in vehicle installment loans, capital leases for computer equipment and accrued interest on unconsolidated related party liabilities.

DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense increased by $42,200 to $97,700 during the six months ended June 30, 2003 from $55,500 for the six months ended June 30, 2002. The increase was primarily attributable to the acquisition of computer equipment of approximately $170,000 during the 4th quarter of 2002 and the acquisition of vehicles of approximately $130,000 during the year ended December 31, 2002, with the majority being acquired in the last half of the year.

PROVISION FOR INCOME TAXES. The provision for income taxes decreased by $13,100 to $1,900 for the six months ended June 30, 2003 from $15,000 for the six months ended June 30, 2002. These taxes were primarily Michigan State franchise taxes payable by the Ideal subsidiaries in Michigan. The principal reason for the decrease was that operating losses were available to reduce such taxes. We did not pay federal or state income taxes during the second quarter.

NET INCOME (LOSS). The net loss for the six months ended June 30, 2003 decreased by $700 to a net loss of $(278,900) from a net loss of $(278,200) for the six months ended June 30, 2002.

COMPREHENSIVE INCOME (LOSS). Comprehensive loss for the six months ended June 30, 2003 increased by $73,600 to a comprehensive loss of $(378,000) from a comprehensive loss of $(304,400) for the six months ended June 30, 2002.

The increase in the comprehensive loss was primarily attributable to the increase in the translation loss on foreign currency used in subsidiary operations of $72,900.

Comprehensive income (loss) includes all changes in equity during the specified period from transactions and events from non-owner sources. The only changes in equity that are excluded from comprehensive income are those resulting from investments by owners and distributions to owners. Other comprehensive income generally includes revenue, expenses, gains and losses not included in net income in accordance with generally accepted accounting principles.

CAPITAL RESOURCES AND LIQUIDITY

SIX MONTHS ENDED JUNE 30, 2003 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2002

CAPITAL RESOURCES. Cash used in operations was $259,000 and $239,500 for the six months ended June 30, 2003 and 2002, respectively. The decrease in cash used in operations of approximately $19,500 resulted from a decrease in the change in accounts receivable of approximately $253,200, which was offset by a reduction in the change in accounts payable of approximately $224,200 and other assets of approximately $155,000.

Cash used in investing activities was $7,100 and $300 for the six months ended June 30, 2003 and 2002, respectively. The cash was used for purchases of property and equipment in the six months ended June 30, 2003 and 2002.

Cash flow provided from financing activities was $519,400 and $170,100 for the six months ended June 30, 2003 and 2002. The change in cash flow is due to advances from a related party, officers and stockholders, and repayment of debt.

LIQUIDITY. Ideal has an available line of credit with a maximum amount of $200,000 provided by Citizen's Bank, of which $197,300 was outstanding at June 30, 2003. This line bears interest at a rate of 1% above the prime rate. It is secured by substantially all of the assets of TOE, Inc. and the personal guaranty of Joseph O'Connor, James Erickson and Thomas Sullivan. This line of credit has no stated expiration date.

Ideal has an additional line of credit with a maximum amount of $185,700 ($250,000 Canadian) provided by the Royal Bank of Canada, of which $174,500 was outstanding at June 30, 2003. This line bears interest at a rate of

2.5% above the Royal Bank's prime rate. It is secured by a pledge of substantially all of the assets of the Somani Holdings, Inc. and the personal guarantees of Ayaz and
Naseem Somani. This line of credit has no stated expiration date.

Ideal has a line of credit with a maximum amount of $37,000 ($50,000 Canadian) provided by the Royal Bank of Canada, of which $-0- was outstanding at June 30, 2003. This line bears interest at a rate of 2% above the Royal Bank's prime rate. It is secured by substantially all the assets of AutoFun Canada, Inc. and the personal guaranty of Karim Suleman. This line of credit has no stated
expiration date.

Ideal had an additional line of credit with a maximum amount of $50,000 provided by Charter Bank, of which $26,300 was outstanding at June 30, 2003, which was converted to a term loan in November 2001 and is due November 2004. This loan bears interest at a rate of 2% above the prime rate. It is secured by substantially all of the assets of Ideal Accents - Taylor and the personal guarantees of Joseph and Tamara O'Connor, Thomas Sullivan and George Welch.

As of August 1, 2003, Ideal and its subsidiaries were in compliance with all of the loan covenants pursuant to the respective loan agreements governing the above loans. These covenants include generally the following undertakings: (a) to defend and maintain collateral, (b) to notify lenders upon the happening of certain events including a change-in-control, litigation affecting collateral, significant acquisitions of collateral, loss or damage to collateral, a default in the payment of other obligations affecting the collateral or any return or repossession of collateral (references to "collateral" in this context means substantially all of the assets of the borrower), (c) to maintain the collateral in good condition, (d) to maintain any applicable insurance covering the collateral , (e) to maintain registrations and title documents to collateral including intellectual property rights registrations, as applicable, (e) to execute such further financing statements as may be requested by the lender in order to evidence its security interest and/or permit the lender to realize upon its security interest, (f) to pay all taxes and similar charges as may be levied against the borrower or the collateral, as the case may be, (g) to carry on the business of the borrower in an efficient and proper manner, (h) to maintain books of account in accordance with generally accepted accounting principals, (h) to mark records of collateral and collateral, as requested by lender, so as to indicate the security interest of lender, (i) to use loan proceeds in the borrower's business, (j) to comply with all applicable governmental and environmental regulations and (k) to deliver, from time to time, such documents, records and certificates as may be requested by lender including, documents of title, copies of books of account, financial statements, insurance policies and certificates and such other information as may be reasonably requested by lender concerning the borrower's business and the collateral. In addition, the borrower may not: (i) create, incur or assume any additional indebtedness or sell, transfer, or otherwise encumber any of the collateral, (ii) engage in any business that is substantially different than that which it is currently engaged, (iii) pay any cash dividends on its stock, except to pay the "s corporation" income taxes of its shareholders and (iv) lend, invest or advance money or assets; purchase or create any other enterprise or incur any obligation as guarantor other than in the ordinary course of business.

NEXT 12 MONTHS

Our plan to meet our operating and financial needs over the next twelve months is to continue seeking alternate sources of equity and debt financing to support operations. Our principal stockholders have made short term loans to Ideal, as further described in "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -

Advances from Stockholders and Officers." To the extent Ideal is unable to obtain other debt or equity financing, these stockholders intend to provide further short term loans if necessary to support our operations. However, such stockholders are not legally bound to provide any further financing and may chose to stop providing further financing at any time. As an additional source of short term funding, we may decide to sell additional accounts receivable at a discount from their face value to a receivables "factoring" company. Currently, only one of our five operating subsidiaries sells its accounts receivable to a factoring company. Accounts receivable are typically discounted by 2% when purchased by a factoring company.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK. Ideal is exposed to financial market risk resulting from changes in interest rates. As a policy, Ideal does not engage in speculative or leveraging transactions, nor does it hold or issue financial instruments for trading purposes.

The nature and amount of Ideal's short-term and long-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. As of June 30, 2003, all of Ideal's debt was fixed rate except for the lines of credit, where the interest rates vary at 1% to 2.5% above the respective lenders' prime rate. Ideal's long-term debt includes approximately $827,200 of capital lease obligations, and additional term and installment obligations of approximately $241,000. While fluctuations in interest rates may affect the fair value of this debt, interest expense will be affected nominally due to the fixed interest rate of the notes and capital lease obligations.

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Results of Operations. The following tables set forth statements of operations data of Ideal expressed as a percentage of sales for the periods indicated:

	Year Ended December 31,			
	2002		**2001**	
Sales	8,708,900	100.0%	8,389,800	100.0%
Cost of Goods Sold	6,434,000	73.9%	6,022,900	71.8%
Gross Profit	2,274,900	26.1%	2,366,900	28.2%
Depreciation and Amortization	168,000	1.9%	68,400	0.8%
Interest Expense	241,600	2.8%	130,300	1.6%
Selling, General and Administrative Expenses	3,066,500	35.2%	1,820,800	21.7%
Total Operating Expenses	3,476,100	39.9%	2,019,500	24.1%
Income (Loss) From Operations	(791,600)	(9.1%)	546,100	6.5%
Income (Loss) Before Income Taxes	(1,201,200)	(13.8%)	347,400	4.1%
Provision for Income Taxes	29,000	0.3%	28,800	0.3%
Net Income (Loss)	(1,230,200)	(14.1%)	318,600	3.8%

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Sales. Sales for the year ended December 31, 2002 increased by $319,100 or 3.8% to $8,708,900 from $8,389,800 for the year ended December 31, 2001. The increase in consolidated sales was due primarily to the acquisition of Somani Holdings, Inc. in December 2001.

Sales for the year ended December 31, 2002 for the four Detroit, Michigan based locations, without consideration to the Somani Acquisition, would have decreased by approximately $528,800. This decrease is attributable primarily to the general economic downturn that has led to a decrease in discretionary income of consumers. During this period, new car sales in the Detroit, Michigan declined, as did the number of new cars for which accessories were added. In addition, the decrease in sales is also partly attributable to changes in lease agreements provided by automotive dealers in 2002 that eliminated the inclusion of the price of new car accessories (including our products) as part of the lease payments. We believe these changes in lease terms also hurt our sales.

Cost of Goods Sold – Material Costs. Material costs for the year ended December 31, 2002 were $3,799,300 or 43.6% of sales as compared to $3,616,500 or 43.1% of sales for the year ended December 31, 2001. This increase was attributable to the acquisition in December of 2001of Somani Holdings, Inc. which has higher costs for raw materials purchased with Canadian dollars from suppliers in the United States.

Costs of Goods Sold - Labor and Overhead. Labor and Overhead costs for the year ended December 31, 2002 were $2,634,700 or 30.3% of sales as compared to $2,406,400 or 28.7% of sales for the year ended December 31, 2001. The overall increase was primarily related to the acquisition of Somani Holdings, Inc.

Selling, General and Administrative Expenses. Operating expenses for the year ended December 31, 2002 increased by $1,245,700 or 68.4% to $3,066,500 from $1,820,800 for the year ended December 31, 2001.

The increase in operating expenses was partly due to the acquisition of Somani Holdings, Inc.   Expenses also increased as a result of our incurring professional fees and expenses in connection with registering our securities with the SEC and in connection with the expenses associated with the share exchange agreements and merger transaction which resulted in the formation of Ideal as it is currently constituted, which expenses amounted to approximately $576,000. In addition to these expenses, we expended approximately $200,000 for software consultations and related upgrades to our computer infrastructure and approximately $40,000 toward obtaining ISO certification systems.

Interest Expense. Interest expense for the year ended December 31, 2002 increased by $111,300 to $241,600 from $130,300 for the year ended December 31, 2001.

Although there was a decrease in the prime rate from 9.00% at January 1, 2001 to 4.25% at December 31, 2002, it was more than offset by the acquisitions of Somani Holdings, Inc. and AutoFun Canada, Inc., both of which companies had debt obligations at the time that we acquired them.

Provision for Income Taxes. The provision for income taxes increased by $200 to $29,000 for the year ended December 31, 2002 from $28,800 for the year ended December 31, 2001. This tax amount is attributable primarily to Michigan state franchise taxes payable by our subsidiaries that operate in Michigan and is based upon a formula which was substantially unaffected by our operating results for the period ended December 31, 2002.

Net Income. Net income for the year ended December 31, 2002 decreased by $1,548,800 or (486.3%) to a net loss of $(1,230,300) from net income of $318,500 for the year ended December 31, 2001, due to the factors discussed above.

Comprehensive Income (Loss). Comprehensive loss for the year ended December 31, 2002 increased by approximately $1,553,800 to a comprehensive loss of $(1,235,300) from comprehensive income of $318,500 for the twelve months ended December 31, 2001.

The increase in the comprehensive loss was attributable to the change from net income to net loss described above combined with the translation loss on foreign currency of approximately $5,000 resulting from the acquisition of the Canadian subsidiaries during December, 2001.

Comprehensive income includes all changes in equity during a period from transactions and events from non-owner sources. The only changes in equity excluded from comprehensive income are those resulting from investments by owners and distributions to owners. Other comprehensive income generally includes revenue, expenses, gains and losses not included in net income in accordance with generally accepted accounting principles.

Capital Resources and Liquidity

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Capital Resources. Cash used from operations was $509,900 for the year ended December 31, 2002 and cash provided from operations was $471,900 for the year ended December 31, 2001. The decrease is mainly due to decreased net income for the year ended December 31, 2002 and an increase in accounts receivable. This was offset mainly by an increase in accounts payable and a decrease to other assets.

Cash used in investing activities was $27,400 and cash provided from investing activities was $18,400 for the year ended December 31, 2002 and 2001, respectively. The cash was used for purchases of property and equipment in the years ended December 31, 2002 and 2001.

Cash flow provided from financing activities was $525,300 for the year ended December 31, 2002 and cash flow used in financing activities was $540,900 for the year ended December 31, 2001. The change in cash flow is due to advances from a related party, officers and stockholders, and repayment of debt.

Depreciation and Amortization. Depreciation and amortization increased by $99,600 to $168,000 at December 31, 2002 from $68,400 at December 31, 2001. The increase is primarily attributable to the acquisition of vehicles and computer equipment in 2002.

Inflation. Ideal does not believe its operations have been materially affected by inflation. Inflation is not expected to have a material future effect in the near term.

Acquisitions of Canadian Companies. On December 13, 2001, Ideal and Ideal Accents Holdings Inc. acquired 100% of the outstanding shares of Somani Holdings Inc. and AutoFun Canada Inc., both Ontario corporations. The shares of these companies were exchanged for shares of Ideal and Ideal Accents Holdings Inc. Pro-forma financial statements of Somani Holdings Inc. and AutoFun Canada Inc. have been included in Note M to the financial statements.

Pro Forma Results of Operations

Year Ended

December 31,

	Actual Results		Proforma Results	
	2002		**2001**	
Sales	8,708,900	100.0%	9,341,200	100.0%
Cost of Goods Sold	6,434,000	73.9%	6,902,300	73.9%
Gross Profit	2,274,900	26.1%	2,438,900	26.1%
Operating Expenses	3,066,500	35.2%	2,091,500	22.4%
Income (Loss) From Operations	(791,600)	(9.1%)	347,400	3.7%
Depreciation and Amortization	168,000	1.9%	115,200	1.2%
Interest Expense	241,600	2.8%	157,100	1.7%
Income (Loss) Before Income Taxes	(1,201,200)	(13.8%)	75,100	0.8%
Provision for Income Taxes	29,000	0.3%	28,900	0.3%
Net Income (Loss)	(1,230,200)	(14.1%)	46,200	0.5%

Pro forma Sales. Proforma combined sales for the year ended December 31, 2001 was approximately $9,341,200 compared to actual consolidated sales $8,708,900 for the year ended December 31, 2002.

The decrease in sales was the result of the negative economic impact of the terrorist event of 9/11, the general economic downturn, and the decreasing trends in consumer spending. The decrease in sales is also partly attributable to changes in lease agreements provided by automotive dealers in 2001 that provided financing to lessees purchasing higher quality auto accessories. In 2002, lease financing for automobile accessories was less available, which, we believe, hurt our sales.

Pro forma Cost of Goods Sold – Material Costs. Material costs, after giving proforma effect to the acquisitions was approximately $4,130,200 for the year ended December 31, 2001 or 44.2% of sales compared to $3,799,300 or 43.6% of actual consolidated sales for the year ended December 31, 2002.

The decrease in cost of goods sold was related primarily to the decrease in sales.

Pro forma Cost of Goods Sold - Labor and Overhead. Proforma labor and overhead costs for the year ended December 31, 2001 was approximately $2,772,100 or 29.7% of sales compared to $2,634,700 or 30.3% of actual consolidated sales for the year ended December 31, 2002.

Labor and overhead costs remained relatively constant in dollars from the consolidated year ended December 31, 2002 to the year proforma results ended December 31, 2001 due to the relatively constant sales and the more efficient use of labor in 2002.

Pro forma Selling, General and Administrative Expenses. Proforma selling, general and administrative expenses for the year ended December 31, 2001 was approximately $2,091,500 or 22.4% of sales compared to $3,066,500 or 35.2% of actual consolidated sales for the year ended December 31, 2002.

The increase in operating expenses was primarily the result of expenses incurred for professional fees in connection with registering the Company's securities for trading. In addition to those expenses, the Company had invested in an extensive computer infrastructure and an ISO certification that will help provide operating efficiencies for the Company.

Pro forma Interest Expense. Proforma interest expense for the year ended December 31, 2001 was approximately $157,100 or 1.7% of sales compared to $241,600 or 2.8% of actual consolidated sales for the year ended December 31, 2002.

Even though there was a decrease in the prime rate from 9.00% at January 1, 2001 to 4.25% at December 31, 2002 this was offset by an increase in the overall debt held by the Company which caused the interest expense to increase.

Pro forma Net Income (Loss). Net income on a combined proforma basis was approximately $46,300 for the year ended December 31, 2001 compared to an actual consolidated net loss of approximately $(1,230,300) for the year ended December 31, 2002, due to the factors discussed above.

During the 4th quarter 2001, AutoFun Canada Inc. raised approximately $500,000 through a private offering of its securities.

4th Quarter Adjustments.   During the 4th quarter of 2002, Ideal recorded bad debts in the amount of $87,620 as a charge to operations and a reduction of accounts receivable. In addition, Ideal recorded a charge to operations of $147,228 and a corresponding reduction to inventory to account for inventory obsolescence. During the 4th quarter, Ideal also entered into capital lease obligations, which have been recorded under Property and Equipment with a corresponding liability in the accompanying Financial Statements.

Recent Accounting Pronouncements. In April 2002, the Financial Accounting Standards Board is Financial Accounting Standard No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and technical corrections (SFAS No. 145). SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30 ("Opinion No. 30"). Applying the provisions of Opinion No. 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual and infrequent and meet the criteria for classification as an extraordinary item. SFAS No. 145 is effective for the Company beginning January 1, 2003. Management does not expect the adoption of SFAS No. 145 to have a material effect on the financial results of the Company

In June 2002, the Financial Accounting Standards Board issued FASB Statement No. 146, "Accounting for Cost

Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 applies to all exit or disposal activities initiated after December 31, 2002. Management does not anticipate that the adoption of SFAS 146 will have any material impact on the financial statement.

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123 (SFAS 148). SFAS 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 123 has been amended to require disclosure of additional information concerning the effects of stock-based employee compensation on earnings. Finally, SFAS 148 amends APB Opinion 28, Interim Financial Reporting, to call for disclosure of SFAS 123 proforma information on a quarterly basis. SFAS 148 is effective for fiscal years ending after December 15, 2002. Interim quarterly disclosures are required for reports containing condensed financial statements for periods beginning after December 15, 2002.

The Company has adopted SFAS 148, for the fiscal year ended December 31, 2002, and has determined that it has had no impact on the financial position and results of its operations for the year ended December 31, 2002.

Pro forma Depreciation and Amortization. Pro forma depreciation and amortization increased by $52,800 to $168,000 at December 31, 2002 from $115,200 at December 31, 2001. The increase is attributable primarily to the acquisition of vehicles and computer equipment which accounts for an approximate increase of $99,600 before giving effect to the pro forma acquisition of Canadian Companies in 2001.

Quantitative and Qualitative Disclosures of Market Risk. Ideal is exposed to financial market risk resulting from changes in interest rates. As a policy, Ideal does not engage in speculative or leveraging transactions, nor hold or issue financial instruments for trading purposes.

The nature and amount of Ideal's short-term and long-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. As of December 31, 2002, all of Ideal's debt was at fixed rates except the lines of credit debt, where the interest rates vary at 1% to 2.5% above the respective lenders' prime rate. Ideal's long-term debt includes approximately $879,523 of capital lease obligations and additional term and installment obligations of approximately $260,972. While fluctuations in interest rates may affect the fair value of this debt, interest expense to Ideal will be nominally affected due to the fixed interest rate of the notes and capital lease obligations.

DESCRIPTION OF PROPERTY

We currently have the following facilities, which we use in the operation of our business. Our executive offices are located in Ferndale, Michigan.

Name	Ideal Accents, Inc. (Ferndale)	T.O.E., Inc.	Ideal Accents, Inc. (Taylor)	Ideal Accents, Inc. (Ann Arbor)	Somani Holdings Inc.
Address	10200 W. Eight Mile Rd. Ferndale, MI 48220 $7,525/month (net)	240 Park St. Troy, MI 48084 $4,000/month (gross)	15423 Oakwood, Romulus, MI 48174 $2,104/month (gross)	15423 Oakwood, Romulus, MI 48174 $2,104/month (gross)	595 Middlefield Rd. Units 11 & 12 Scarborough, ON, Canada M1V 3S2 $2,881/month (gross)
Possession	15 Year lease purchase (1)	5 Year lease with a 5 Yr option to renew (2)	3 Year lease with a 3 Yr option to renew (3)	Shares the building with Ideal Accents, Inc. (Taylor)	3 Year lease with option to renew (4)
Total sq ft	28,000 sq. ft	8,500 sq. ft	8,000 sq. ft	8,000 sq. ft	6,255 sq. ft
Office Area	10,000 sq. ft	3,500 sq. ft	3,000 sq. ft	3,000 sq. ft	800 sq. ft
Installation Area	18,000 sq. ft	5,000 sq. ft	5,000 sq. ft	5,000 sq. ft	5,455 sq. ft
Installation Bays	20	8	8	8	11
Total Employees	51	19	10	6	15
Equipment & Tools	Air chisel gun, Electric shears, air compressor, assorted hand tools	Air chisel gun, Electric shears, air compressor, assorted hand tools	Air chisel gun, Electric shears, air compressor, assorted hand tools	Air chisel gun, Electric shears, air compressor, assorted hand tools	Air chisel gun, Electric shears, air compressor, assorted hand tools
Condition of Exterior	Good	Good	Good	Good	Good
Condition of Interior	Good	Good	Good	Good	Good
Insurance	Adequate	Adequate	Adequate	Adequate	Adequate

Note (1): This is a 15-year net/net lease that commenced on November 1, 1999, and ends on October 31, 2014. Rents escalate during the term as set out below:

November 1, 2002 to October 31, 2005 @ $ 8,100.00 per month
November 1, 2005 to October 31, 2008 @ $ 8,725.00 per month
November 1, 2008 to October 31, 2011 @ $ 9,400.00 per month
November 1, 2011 to October 31, 2014 @ $10,125.00 per month

The rent listed above is the current gross rental.

Ideal has the right to purchase the premises during the term of the lease at the prices listed below:

November 1, 2002 to October 31, 2005 @ $925,000.00
November 1, 2005 to October 31, 2008 @ $1,025,000.00
November 1, 2008 to October 31, 2011 @ $1,135,000.00
November 1, 2011 to October 31, 2014 @ $1,260,000.00

Note (2): This lease is for a term of 5 years beginning on January 2, 1999 and ending January 1, 2004 at the gross monthly rent shown above. This lease is payable to TOES LP, which is controlled by certain officers and directors.

Note (3): This lease is for a term of 3 years and 13 days beginning on the 15th day of February 2001. The monthly rent increased on March 1, 2002 to $4,207.29 from $3,892.92. The lease also includes a first right of refusal to purchase the property if the landlord receives an offer to purchase from a third party. The rent is split equally between Taylor and Ann Arbor.

Note (4): This lease was renewed for a term of 3 years on June 15, 2000 at a net rental of $3,736.56 with the current gross rent being $2,881 Canadian dollars or US$1,901.43. This lease was extended on February 19, 2003 and extended to February 29, 2004.

Ideal has successfully maintained liquidity from its operating profits and relies on its line of credit for volume buying opportunities and receivable financing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ideal's former Officer and Director J.Paul Hines has provided certain administrative services to Ideal since its inception to his resignation on December 13, 2001. The new Officers and Directors installed on December 13, 2001 each received a substantial stock position in Ideal as a result of the exchange of their share in the six companies acquired for the shares of Ideal and its subsidiary Ideal Accents Holdings Inc. Joseph O'Connor received 4,749,481 shares of common stock, Ayaz Somani received directly and indirectly 2,281,200 exchangeable shares and Karim Suleman received 2,031,250 exchangeable shares. T.O.E.S. Limited Partnership leases facilities to T.O.E., Inc. at $4,000 per month and is controlled 42% by Joseph O'Connor, Chairman and CEO of Ideal, 42% by James Erickson, Vice President of T.O.E., Inc., and 16% Thomas Sullivan, Secretary/Treasurer of T.O.E., Inc. This lease runs until January 1, 2004. T.O.E., Inc. is a wholly owned subsidiary of Ideal.

<u>Advances From Stockholders and Officers</u>

The principal stockholders and key officers have periodically made advances to the Company and its subsidiaries in the form of short-term loans with no set repayment terms. Interest on the loans has been imputed at the rate of 7% per annum. The following table shows the balance owed by Ideal to each stockholder as of June 30, 2003 and the aggregate amount advanced to Ideal (without deduction for repayment) by each stockholder in the last twenty-four months.

Stockholder	Balance as at 6/30/03	Total Advanced to Ideal in the last 24 Months
Joseph P. O'Connor	$--------	$671,987
Thomas Sullivan	----	4,473
Ayaz Somani	----	171,724
Naseem Somani	----	23,004
Karim Suleman	--------	73,197
Balances	$----	$944,385

The Company provides management services and facility rental to AVG, Inc., a related company. Joseph O'Connor, Ayaz Somani and Karim Suleman, principal shareholders of Ideal Accents, Inc. are also principal shareholders of AVG, Inc. Ideal Accents, Inc. receives $3,000 per month, a compensation for the facility rental and management and administrative services. AVG, Inc. supplies accessory parts to original equipment manufacturers. AVG's business doe not represent competition to Ideal.

AVG, Inc. has made various advances to Ideal. The advances, which totaled $902,657 at June 30, 2003 are unsecured and non-interest bearing. These funds were used by Ideal principally to pay: (i) the cost of the reorganization transaction among Ideal, Ideal Accents Inc. (Ferndale), Ideal Accents Inc. (Ann Arbor), Ideal Accents Inc. (Taylor), T.O.E., Inc. (Troy), Somani Holdings, Inc., and AutoFun Canada, Inc. and (ii) the cost of registering the securities of Ideal under the Securities Act of 1933, as amended. If Ideal does not repay these advances by December 31, 2003, Ideal and AVG, Inc. have agreed that the outstanding balance will be payable to AVG, Inc. over a five-year term in equal monthly installments of principal and interest. This repayment obligation will be documented in a promissory note of Ideal and will be pre-payable by Ideal, without penalty, at any time during the five-year term of the promissory note. The promissory note will be a general unsecured obligation of Ideal and will bear interest on the outstanding balance at the prime rate in effect as of December 31, 2003.

SUBSEQUENT EVENTS

In February of 2002, Ideal entered into negotiation to acquire certain assets from Auto Conversions Inc. and its principal shareholder, Michael Patten. By mutual agreement following a due diligence review of Auto Conversions Inc. by Ideal, the parties agreed to terminate and release each other from this transaction effective March 3, 2003. There been no further negotiation, however, Ideal has engaged Mr. Patten as an employee.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information. Our common stock is not traded on any exchange. We plan to seek listing on the "Over-The-Counter" Bulletin Board administered by the NASD (the "OTCBB"),. We cannot guarantee that our shares will be listed on the OTCBB or any other exchange. There is no trading activity in our securities, and there can be no assurance that a regular trading market for our common stock will develop. At the date hereof, there are no options or warrants outstanding to acquire any of Ideal's securities. Ideal is registering 4,471,755 outstanding shares of common stock.

Penny Stock Considerations. Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than US$ 5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares may be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Shareholders. As of the date hereof, there are 599 shareholders with voting rights (including shareholders of Ideal and holders of exchangeable shares of Ideal Accents Holdings, Inc.). Of these shareholders, 554 shareholders hold common shares of Ideal and 45 shareholders hold exchangeable shares issued by our subsidiary Ideal Assets Holdings, Inc. The exchangeable shares can be converted at any time to common shares and have the same voting rights as common shares, as described in DESCRIPTION OF SECURITIES - Exchangeable Shares Voting Rights. There were 52 shareholders in the six companies we acquired in December 2001. Seven of these shareholders received common shares and 45 of these shareholders received exchangeable shares of Ideal Accents Holdings, Inc. We are registering 4,471,755 common shares of Ideal held by 517 shareholders.

Outstanding Options. There are no outstanding options, warrants, or convertible securities that entitle anyone to acquire shares of common stock of Ideal except the 5,250,958 exchangeable shares held by the 45 shareholders. Ideal has not agreed to register any other securities.

144 Stock Rule. At present all of the outstanding shares of Ideal are subject to Rule 144 restrictions. None of these outstanding shares may be sold due to the extension of any holding period requirement under Rule 144. This restriction will be removed on the 4,471,755 shares at such time as the registration statement of Ideal, of which this prospectus is a part, becomes effective. As of the date hereof 9,968,255 shares of common stock are outstanding, of which 4,749,481 are escrowed, and 5,250,958 shares are reserved for issuance for exchangeable shares of which 4,312,450 are escrowed. The escrowed common shares and the escrowed exchangeable shares are held by affiliates as defined in Rule 144. 4,471,755 shares of common stock will be freely tradable at such time as the registration statement, of which this prospectus is a part, becomes effective. At that time, 746,764 shares of common stock and 938,508 exchangeable shares, when exchanged for common stock, will be restricted securities pursuant to Rule 144 of the Securities Act and therefore subject to limitations on resale. 500,519 of the 746,764 common shares are held by affiliates as defined in Rule 144.

Additional Registration. Ideal may seek to raise additional capital and may be required to register additional shares of common stock for this purpose. Further Ideal may issue shares of common stock under the company's Stock Option Plan.

Dividends. Except for money advanced to shareholders to pay their share of corporation income tax under the S corporations we acquired in December 2001, we have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in the expansion of our business. Any decisions as to future payment of dividends will depend on our earnings, financial position, and such other factors, as the Board of Directors deems relevant.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth the cash compensation earned for the fiscal years ended December 31, 2000 , 2001 and 2002, by Ideal's highest compensated executive officers who were serving as executive officers at the end of 2002 and the compensation proposal to be paid in 2003.

NAME & PRINCIPAL POSITION	YEAR	SALARY	COMMISSION
Joseph P. O'Connor	2003	$150,000	
Chairman & CEO	2002	$150,000	
	2001	$225,000	
	2000	$225,000	
Ayaz M. Somani	2003	$125,000	
President	2002	$125,000	
	2001	$69,040	
	2000	$ 62,874	
Karim Suleman	2003	$125,000	
Exec. Vice President, Secretary &	2002	$125,000	
Treasurer	2001	$ 52,983	
	2000	$ 45,360	
Thomas Sullivan	2003	$66,400	(2)
VP of One (1) Subsidiary	2002	$ 66,400	$22,274
Secretary & Treasurer of One (1)	2001	$ 66,400	$19,613
Subsidiary	2000	$ 66,400	$22,936

George Walch	2003	$72,000	(2)
Secretary & Treasurer of One (1)	2002	$ 72,000	$17,770
Subsidiary	2001	$ 72,000	$18,167
	2000	$ 72,000	$10,860

Note (1): These amounts were paid in Canadian dollars. The Canadian equivalents for 2000 were approximately $99,800 and $72,000 respectively, and for 2001 are $108,000 and $84,100 respectively.

Note (2): It is anticipated their commissions will be approximately the same in 2003 as in 2002. Messrs. Sullivan and Walch are the only two members of management that have a compensation package, which includes commissions. Mr. Sullivan's commission income is 1% of installed sales at T.O.E. Inc. Mr. Walch's commission income is 1% of installed sales at Ideal Accents, Inc. (Taylor). Installed sales are sales of accessorization services, which include accessory parts and installation. Sales of accessory parts alone, without installation, are not considered installed sales.

Note (3): We have entered into no employment agreements with these officers. We have no standard arrangements under which we will compensate our directors for their services provided. Joseph O'Connor agreed to a reduced compensation in 2002 and 2003 to assist the advancement of Ideal, Ayaz Somani and Karim Suleman received an increase in compensation commencing in 2002 and 2003 as consideration for additional responsibilities; Other executives are being compensated at the same level as in the past. O'Connor, Somani and Suleman have no formal employment agreement for their compensation; the amounts for 2002 and 2003 were verbally negotiated and agreed upon. The terms of the verbal agreement of all members of management are as follows: to continue being compensated at 2002 levels, until the fiscal period in which Ideal generates a $1,000,000 pre-tax profit. In the fiscal period subsequent to this one, the compensation of these members will be reviewed, and if merited, will be increased by no more than 10%.

As of the date hereof there have been no stock options issued pursuant to the 2001 Stock Option Plan and no warrants or other rights to acquire securities outstanding.

Changes In Control. There are currently no arrangements, which would result in a change in our control.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the shares of common stock offered by this prospectus have been passed upon by Don A. Paradiso, P.A., Pompano Beach, Florida.

INDEX OF FINANCIAL STATEMENTS

IDEAL ACCENTS, INC. AND SUBSIDIARIES   **Section F-1**

Independent Auditors' Report on Review of Financial Information dated August 19, 2003

Consolidated Balance Sheets as at June 30, 2003 (Unaudited)

Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the
  Six Month Period Ended June 30, 2003 (Unaudited)

Consolidated Statements of Operations and Comprehensive Income (Loss)
  for the Six Month Period Ended June 30, 2003 (Unaudited)

Consolidated Statements of Cash Flows for the Six Month Period Ended June 30, 2003 (Unaudited)

Notes to Consolidated Financial Statements

- - - - - - - - - - - - - -

Independent Accountants' Report on Consolidated Supplementary Information

Consolidated Supplementary Schedules of Cost of Goods Sold and
  General and Administrative Expenses for the Three Months Ended
  June 30, 2003 (Unaudited)

_____

IDEAL ACCENTS, INC. AND SUBSIDIARIES   **Section F-2**

Independent Auditors' Report dated February 18, 2003

Consolidated Balance Sheets asat December 31, 2002 and 2001

Consolidated Statements of Changes in Stockholders' Equity (Deficit)
for the Years Ended December 31, 2002 and 2001

Consolidated Statements of Operations for the Years Ended
December 31, 2002 and 2001

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2002 and 2001

Notes to Consolidated Financial Statements

- - - - - - - - - - - - - - -

Independent Auditor's Report on Consolidated Supplementary Information

Consolidated Supplemental Schedules of Cost of Goods Sold and General
and Administrative Expenses for the Years Ended December 31,
2002 and 2001

SOMANI HOLDINGS, INC. O/A AUTOMOTIVE SUNROOF CO.   **Section F-3**

Independent Auditors' Report dated March 7, 2003

Balance Sheet as at November 30, 2001

Statement of Income and Deficit for the six-month period ended November 30, 2001

Statement of Cash Flows for the six-month period ended November 30, 2001

Notes to Financial Statements

SOMANI HOLDINGS, INC. O/A AUTOMOTIVE SUNROOF CO.   **Section F-4**

Independent Auditors' Report dated December 17, 2002

Balance Sheet as at May 31, 2001 and 2000

Statement of Changes in Stockholders' Equity (Deficit) for the Years Ended May 31, 2001 and 2000

Statement of Operations for the Years Ended May 31, 2001 and 2000

Statement of Cash Flows for the Years Ended May 31, 2001 and 2000

Notes to Financial Statements

AUTOFUN CANADA, INC.   **Section F-5**

Independent Auditors' Report dated March 7, 2003

Balance Sheet as at November 30, 2001

Statement of Income and Deficit for the nine-month period ended November 30, 2001

Statement of Cash Flows for the nine-month period ended November 30, 2001

Notes to Financial Statements

AUTOFUN CANADA, INC.   **Section F-6**

Independent Auditors' Report dated March 7, 2003

Balance Sheet as at February 28, 2001 and 2000

Statement of Income and Deficit as at February 28, 2001 and 2000

Statement of Cash Flows as at February 28, 2001 and 2000

Notes to Financial Statements

AUTOFUN CANADA, INC.   **Section F-7**

Independent Auditors' Report dated March 7, 2003

Balance Sheet as at February 29, 2000

Statement of Income and Deficit for the eight-month Period ended February 29, 2000

Statement of Cash Flows for the eight-month Period ended February 29, 2000

Notes to Financial Statements

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

FINANCIAL REPORTS
AT
JUNE 30, 2003

Section F-1

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

TABLE OF CONTENTS

Independent Accountants' Report on Review of Financial Information

Consolidated Balance Sheets at June 30, 2003 (Unaudited)
 and December 31, 2002 (Restated)

Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the
 Six Months Ended June 30, 2003 and 2002 (Unaudited) and for the Year
 Ended December 31, 2002

Consolidated Statements of Operations and Comprehensive Income (Loss)
 for the Three and Six Months Ended June 30, 2003 and 2002 (Unaudited)

Consolidated Statements of Cash Flows for the Six Months Ended
 June 30, 2003 and 2002 (Unaudited)

Notes to Consolidated Financial Statements

- - - - - - - - - - - - - -

Independent Accountants' Report on Consolidated Supplementary Information

Consolidated Supplementary Schedules of Cost of Goods Sold and
 General and Administrative Expenses for the Three and Six Months Ended
 June 30, 2003 and 2002 (Unaudited)

INDEPENDENT ACCOUNTANTS' REPORT ON REVIEW OF FINANCIAL INFORMATION

Ideal Accents, Inc. and Subsidiaries
(A Florida Corporation)
Miami, Florida

We have reviewed the accompanying consolidated balance sheets of Ideal Accents, Inc. and Subsidiaries (A Florida Corporation) as of June 30, 2003, the related consolidated statement of operations and comprehensive income (loss) for the three and six months ended June 30, 2003 and 2002, and the related consolidated statements of changes in stockholders' equity (deficit), and cash flows for the six months ended June 30, 2003 and 2002. All information included in these financial statements is the responsibility of the management of Ideal Accents, Inc. and Subsidiaries.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet (presented herein) of Ideal Accents, Inc. and Subsidiaries as of December 31, 2002, and the related consolidated statements of changes in stockholders' equity (deficit), operations, and cash flows for the year then ended (not presented herein); and in our report, dated February 18, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2002 is fairly stated, in all material respects. No auditing procedures have been performed subsequent to the date of our report.

/s/ Rotenberg & Co., LLP

Rotenberg & Co., LLP
Rochester, New York
 August 19, 2003

IDEAL ACCENTS INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

CONSOLIDATED BALANCE SHEETS

	(Unaudited) June 30, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 6,261	$ 3,592
Accounts Receivable - Net of Allowance for Doubtful Accounts	750,183	602,652
Inventory	455,072	406,061
Prepaid Expenses and Other Current Assets	44,781	72,468
Total Current Assets	1,256,297	1,084,773
Property and Equipment - Net of Accumulated Depreciation	851,347	921,617
Intangible Assets - Net of Accumulated Amortization	132,928	147,334
Other Assets	123,737	86,421
Total Assets	$ 2,364,309	$ 2,240,145
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts Payable	$ 1,706,605	$ 1,677,043
Lines of Credit	371,842	384,455
Notes and Capital Leases Payable - Due Within One Year	299,610	221,111
Accrued Liabilities and Other Current Liabilities	203,714	105,142
Total Current Liabilities	2,581,771	2,387,751
Due to Related Party	902,657	656,874
Notes and Capital Leases Payable - Due After One Year	768,557	919,384
Notes Payable - Other	292,787	—
Notes Payable - Officers/Stockholders	---	79,592
Total Liabilities	4,545,772	4,043,601
Stockholders' Equity (Deficit)		
Common Stock	9,969	9,969
Additional Paid-In Capital	59,493	59,493
Retained Earnings (Deficit)	(2,145,853)	(1,866,945)
Accumulated Comprehensive Income (Loss)	(104,072)	(4,973)
	(2,180,463)	(1,802,456)
Less: Treasury Stock, at Cost	1,000	1,000
Total Stockholders' Equity (Deficit)	(2,181,463)	(1,803,456)
Total Liabilities and Stockholders' Equity (Deficit)	$ 2,364,309	$ 2,240,145

IDEAL ACCENTS INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Number Of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity (Deficit)
Balance - January 1, 2002	9,968,255	$ 9,969	$ 59,493	$ (636,667)	$ —	$(1,000)	$ (568,205)
Net Income (Loss) for the Period Ended	—	—	—	(278,178)	—	—	(278,178)
Comprehensive Income (Loss) for the Period Ended	—	—	—	—	(26,227)	—	(26,227)
Balance - June 30, 2002	9,968,255	9,969	59,493	(914,845)	(26,227)	(1,000)	(872,610)
Net Income (Loss) for the Period Ended	—	—	—	(952,100)		—	(952,100)
Comprehensive Income (Loss) for the Period Ended	—	—	—	—	21,254	—	21,254
Balance - December 31, 2002	9,968,255	9,969	59,493	(1,866,945)	(4,973)	(1,000)	(1,803,456)
Net Income (Loss) for the Period Ended	—	—	—	(278,908)	—	—	(278,908)
Comprehensive Income (Loss) for the Period Ended	—	—	—	—	(99,099)	—	(99,099)
Balance - June 30, 2003	9,968,255	$ 9,969	$ 59,493	$(2,145,853)	$(104,072)	$(1,000)	$(2,181,463)

IDEAL ACCENTS INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	**2003**	2002
Sales	**$ 2,089,521**	$ 2,738,782	**$ 3,888,941**	$ 4,628,945
Cost of Goods Sold				
Materials	**746,430**	1,210,826	**1,475,814**	2,007,254
Labor and Overhead	**593,225**	661,331	**1,136,692**	1,299,451
Total Cost of Goods Sold	**1,339,655**	1,872,157	**2,612,506**	3,306,705
Gross Profit	**749,866**	866,625	**1,276,435**	1,322,240
Operating Expenses				
Advertising and Promotion	**17,303**	16,818	**28,198**	27,549
Selling, General and Administrative	**658,041**	820,090	**1,297,046**	1,424,186
Depreciation and Amortization	**51,020**	27,150	**97,746**	55,484
Interest	**61,308**	43,412	**130,478**	78,221
Total Operating Expenses	**787,672**	907,470	**1,553,468**	1,585,440
Net Income (Loss) Before Taxes	**(37,806)**	(40,845)	**(299,185)**	(236,200)
Provision For Taxes	**1,162**	7,879	**1,875**	14,978
Net Income (Loss)	**(38,968)**	(48,724)	**(278,908)**	(278,178)
Comprehensive Income (Loss)				
Foreign Currency Translation	**(3,441)**	(27,630)	**(99,099)**	(26,227)
Comprehensive Income (Loss)	**$ (42,139)**	$ (76,354)	**$ (378,007)**	$ (304,405)
Income (Loss) Per Common Share -				
Basic	**$ (0.01)**	$ (0.01)	**$ (0.05)**	$ (0.05)
Diluted	**$ (0.01)**	$ (0.01)	**$ (0.05)**	$ (0.05)
Weighted Average Number of Common Shares Outstanding -				
Basic	**5,218,774**	5,218,774	**5,218,774**	5,218,774
Diluted	**6,157,282**	6,157,282	**6,157,282**	6,157,282

IDEAL ACCENTS INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Six Months Ended June 30,	2003	2002
Cash Flows from Operating Activities		
Net Income (Loss)	$(278,908)	$(278,178)
Non-Cash Adjustments:		
Depreciation and Amortization	97,746	28,334
Changes in Assets and Liabilities		
Accounts Receivable	(147,531)	(400,700)
Inventory	(49,011)	(45,683)
Prepaid Expenses and Other Current Assets	27,687	8,442
Other Assets	(37,316)	192,290
Accounts Payable	29,562	253,713
Accrued Liabilities and Other Current Liabilities	98,572	2,252
Net Cash Flows from Operating Activities	(259,199)	(239,530)
Cash Flows from Investing Activities		
Purchases of Property and Equipment	(7,140)	(259)
Net Cash Flows from Investing Activities	(7,140)	(259)
Cash Flows from Financing Activities		
Proceeds (Repayment) from Lines of Credit	(12,613)	68,533
Repayment of Note Payables	(72,328)	(15,407)
Proceeds from Note Payables – Other	292,787	—
Repayment of Notes Payable - Officers/Stockholders	(79,592)	117,019
Proceeds from Related Party	391,128	—
Net Cash Flows from Financing Activities	519,382	170,145
Effect of Exchange Rate Changes **on Cash and Cash Equivalents**	(250,374)	1,788
Net Change in Cash and Cash Equivalents	2,669	(67,856)
Cash and Cash Equivalents - Beginning of Period	3,592	20,483
Cash and Cash Equivalents - End of Period	$ 6,261	$ (47,373)

SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR INTEREST AND TAXES

Interest	$ 48,005	$ 130,478
Taxes	$ (6,421)	$ 7,340

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Basis of Presentation

The condensed consolidated financial statements of Ideal Accents, Inc. and Subsidiaries (the "Company") included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in conjunction with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto, included in the Company's Form SB-2 Registration Statement, and other filings with the SEC.

The accompanying unaudited interim consolidated financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period of or for the fiscal year taken as a whole. Factors that affect the comparability of financial data from year to year and for comparable interim periods include non-recurring expenses associated with the Company's registrations with the SEC and the seasonal fluctuations of the business. Certain financial information that is not required for interim financial reporting purposes has been omitted.

Note B - Foreign Currency Translation

The Company's foreign operations in Toronto Ontario, Canada, are measured using the local currency as the functional currency. Assets and liabilities are translated at exchange rates as of the balance sheet date. Revenues, expenses and cash flows are translated at weighted average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded as a separate component of stockholder's equity and comprehensive income. Foreign currency transaction gains and losses are included in net income. Foreign currency cash flows are translated at the weighted average rate of exchange in effect during the period due to the minimal fluctuation in the currency exchange rates during the period. Management believes that substantially the same results would be derived if foreign cash flows were translated at the rates in effect at the time of the cash flows.

Note C - Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

Note D - Notes Payable - Other

During the period ended June 30, 2003, the Company received proceeds from unrelated individuals. The loans are funded by promissory notes bearing interest at 4% per annum. The notes are uncollateralized and become due and payable together with accrued interest on March 31, 2004.

INDEPENDENT ACCOUNTANTS' REPORT ON CONSOLIDATED SUPPLEMENTARY INFORMATION

Ideal Accents, Inc. and Subsidiaries
(A Florida Corporation)
Miami, Florida

Our report on our review of the consolidated financial statements of Ideal Accents, Inc. and Subsidiaries for the period ended June 30, 2003 and 2002 appears on page 1. That review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles. The information included in the accompanying supplementary schedules is presented only for supplementary analysis purposes. Such information has been subjected to the inquiry and analytical procedures applied in the review of the consolidated financial statements and we are not aware of any material modifications that should be made thereto.

/s/ Rotenberg & Co., LLP

Rotenberg & Co., LLP
Rochester, New York
 August 19, 2003

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

CONSOLIDATED SUPPLEMENTARY
SCHEDULES (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	**2003**	2002
Cost of Goods Sold				
Delivery Gas and Maintenance	**$ 19,806**	$ 30,106	**$ 48,275**	$ 53,970
Leased Employees Insurance	**26,691**	31,719	**49,633**	62,217
Materials and Supplies	**746,430**	1,210,826	**1,475,814**	2,007,254
Other Expenses	**12,104**	7,671	**24,192**	14,919
Payroll Taxes	**21,747**	40,809	**58,269**	88,937
Shop Maintenance	**12,773**	16,240	**23,005**	33,602
Temp Services: Leased Employees	**489,537**	520,154	**898,479**	1,011,642
Utilities	**10,567**	14,632	**34,839**	34,164
Total Cost of Goods Sold	**$ 1,339,655**	$ 1,872,157	**$ 2,612,506**	$ 3,306,705
Selling, General and Administrative				
General Insurance	**$ 37,167**	$ 30,064	**$ 51,830**	$ 48,651
Leased Employees Insurance	**20,700**	25,153	**36,968**	37,425
Legal & Accounting	**70,359**	126,389	**86,667**	322,451
Meals & Entertainment	**12,640**	29,671	**28,716**	44,483
Office Expenses	**70,043**	58,724	**170,354**	118,904
Payroll Services	**22,825**	23,707	**43,733**	44,610
Payroll Taxes	**32,095**	33,977	**72,819**	53,322
Property Taxes	**1,271**	13,891	**9,153**	17,321
Rent	**38,090**	37,601	**76,180**	72,693
Telephone	**29,682**	27,491	**54,990**	53,332
Temp Services: Leased Employees	**323,169**	413,422	**665,636**	610,994
Total Selling, General and Administrative	**$ 658,041**	$ 820,090	**$ 1,297,046**	$ 1,424,186

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

CONSOLIDATED FINANCIAL REPORTS
AT
DECEMBER 31, 2002

Section F-2

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Ideal Accents, Inc. and Subsidiaries
(A Florida Corporation)
Miami, Florida

We have audited the accompanying consolidated balance sheets of Ideal Accents, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of changes in stockholders' equity (deficit), operations and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ideal Accents, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rotenberg & Co., LLP

Rotenberg & Co., LLP
Rochester, New York
 February 18, 2003

Page 1

IDEAL ACCENTS INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

CONSOLIDATED BALANCE SHEETS

December 31,	**2002**	2001
ASSETS		
Current Assets		
Cash and Cash Equivalents	**$ 3,592**	$ 20,483
Accounts Receivable - Net of Allowance for Doubtful Accounts	**602,652**	583,725
Inventory	**406,061**	468,322
Prepaid Expenses and Other Current Assets	**72,468**	30,839
Total Current Assets	**1,084,773**	1,103,369
Property and Equipment - Net of Accumulated Depreciation	**921,617**	714,177
Intangible Assets- Net of Accumulated Amortization	**147,334**	191,068
Other Assets	**86,421**	172,548
Total Assets	**$ 2,240,145**	$ 2,181,162
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts Payable	**$ 1,677,043**	$ 994,072
Due to Related Party	**656,874**	—
Lines of Credit	**384,455**	273,249
Notes and Capital Leases Payable - Due Within One Year	**221,111**	198,792
Accrued Liabilities and Other Current Liabilities	**105,142**	74,171
Total Current Liabilities	**3,044,625**	1,540,284
Accounts Payable – Due After One Year	**—**	250,593
Notes and Capital Leases Payable - Due After One Year	**919,384**	760,993
Notes Payable - Officers/Stockholders	**79,592**	197,497
Total Liabilities	**4,043,601**	2,749,367
Stockholders' Equity (Deficit)		
Common Stock	**9,969**	9,969
Additional Paid-In Capital	**59,493**	59,493
Retained Earnings (Deficit)	**(1,866,945)**	(636,667)
Accumulated Comprehensive Income (Loss)	**(4,973)**	—
	(1,802,456)	(567,205)
Less: Treasury Stock, at Cost	**1,000**	1,000
Total Stockholders' Equity (Deficit)	**(1,803,456)**	(568,205)
Total Liabilities and Stockholders' Equity (Deficit)	**$ 2,240,145**	$ 2,181,162

IDEAL ACCENTS INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Number Of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity (Deficit)
Balance - January 1, 2001,	**9,837,755**	**$ 9,838**	**$ 54,243**	**$ (902,481)**	**$ —**	**$ (1,000)**	**$ (839,400)**
Issuance of Common Shares In Connection with Acquisition of Canadian Companies of 130,500 and Issuance of 5,250,958 of Exchangeable Shares	130,500	131	5,250	—	—	—	5,381
Stockholders' Distribution	—	—	—	(52,716)	—	—	(52,716)
Net Income (Loss) for the Year Ended	—	—	—	318,530	—	—	318,530
Balance - December 31, 2001	**9,968,000**	**9,969**	**59,493**	**(636,667)**	**—**	**(1,000)**	**(568,205)**
Net Income (Loss) for the Year Ended	—	—	—	(1,230,278)	—		(1,230,278)
Comprehensive Income (Loss) for the Year Ended	—	—	—	—	(4,973)	—	(4,973)
Balance - December 31, 2002	**9,968,000**	**$ 9,969**	**$ 59,493**	**$ (1,866,945)**	**$(4,973)**	**$ (1,000)**	**$ (1,803,456)**

Page 3

IDEAL ACCENTS INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2002	2001
Sales	**$ 8,708,879**	$ 8,389,797
Cost of Goods Sold		
Materials	**3,799,300**	3,616,565
Labor and Overhead	**2,634,655**	2,406,373
Total Cost of Goods Sold	**6,433,955**	6,022,938
Gross Profit	**2,274,924**	2,366,859
Operating Expenses		
Advertising and Promotion	**57,203**	45,609
Depreciation and Amortization	**168,017**	68,417
Interest	**241,642**	130,327
Selling General and Administrative	**3,009,335**	1,775,144
Total Operating Expenses	**3,476,197**	2,019,497
Net Income (Loss) Before Taxes	**(1,201,273)**	347,362
Provision for Taxes	**29,005**	28,832
Net Income (Loss)	**(1,230,278)**	318,530
Comprehensive Income (Loss)		
Foreign Currency Translation	**(4,973)**	—
Comprehensive Income (Loss)	**$(1,235,251)**	$ 318,530
Income (Loss) Per Common Share -		
Basic	**$ (0.24)**	$ 0.03
Diluted	**$ (0.24)**	$ 0.03
Weighted Average Number of Common Shares Outstanding -		
Basic	**5,218,774**	9,597,315
Diluted	**6,157,282**	9,646,169

IDEAL ACCENTS INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

CONSOLIDATED STATEMENTS OF CASH FLOWS

December 31,	**2002**	2001
Cash Flows from Operating Activities		
Net Income (Loss) for the Year	**$(1,230,278)**	$ 318,530
Non-Cash Adjustments:		
Depreciation and Amortization	**168,017**	68,417
Bad Debt Expense	**87,620**	22,006
Income from Subsidiaries	**—**	14,745
Liability to Subsidiary Eliminated in Consolidation	**—**	100,000
Loss on Disposal of Assets	**1,229**	—
Changes in Assets and Liabilities		
Accounts Receivable	**(106,547)**	(156,112)
Inventory	**62,261**	50,796
Prepaid Expenses and Other Current Assets	**(41,629)**	11,490
Other Assets	**86,127**	(22,978)
Accounts Payable	**432,378**	25,140
Accrued Liabilities and Other Current Liabilities	**30,971**	39,846
Net Cash Flows from Operating Activities	**(509,851)**	471,880
Cash Flows from Investing Activities		
Purchase of Property and Equipment	**(27,401)**	(1,522)
Cash Acquired in Acquisition of Subsidiary	**—**	19,962
Net Cash Flows from Investing Activities	**(27,401)**	18,440
Cash Flows from Financing Activities		
Net Proceeds from Line of Credit	**111,206**	4,900
Net Repayment of Debt	**(124,841)**	(121,166)
Net Repayment of Notes Payable - Officers/Stockholders	**(117,905)**	(371,868)
Net Borrowings from Related Party	**656,874**	—
Stockholder Distributions	**—**	(52,716)
Net Cash Flows from Financing Activities	**525,334**	(540,850)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(4,973)**	—
Net Change in Cash and Cash Equivalents	**(16,891)**	(50,530)
Cash and Cash Equivalents - Beginning of Period	**20,483**	71,013
Cash and Cash Equivalents - End of Period	**$ 3,592**	$ 20,483

SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR INTEREST AND TAXES

Interest	**$ 241,642**	$ 130,327
Taxes	**$ 25,419**	$ 18,990

STATEMENTS OF CASH FLOWS - continued

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Acquisition of Subsidiaries - Somani Holdings, Inc. and AutoFun Canada, Inc.	2002	2001
Assets Purchased (Non-Cash)		
Accounts Receivable	$ —	$ 69,017
Inventory	—	132,341
Prepaid Expenses, Deposits and Other Assets	—	131,652
Equipment	—	18,471
Intangible Assets	—	32,536
Due to Ideal Accents	—	100,000
Customer Lists	—	122,019
Total Assets	$ —	$ 606,036
Liabilities Assumed		
Bank Line of Credit	$ —	$ 201,785
Accounts Payable	—	166,982
Other Accrued Liabilities	—	25,111
Notes Payable - Stockholders	—	226,739
Total Liabilities	—	620,617
Liabilities in Excess of Assets	$ —	$ 14,581
Total Purchase Price Paid as Follows:		
Assumption of Liabilities in Excess of Assets	$ —	$ 14,581
Issuance of Ideal Company Stock	—	5,381
Cash Acquired in Acquisition of Subsidiary	$ —	$ 19,962
Other Non-Cash Investing and Financing Transactions		
Property and Equipment Purchased Through Financing Arrangements	**$305,551**	$ —
Loss on Disposal of Assets	**$ (1,229)**	$ —

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A -   **Share Exchange Agreement and Corporate Reorganization**
Ideal Accents, Inc. (Ideal) was incorporated under the laws of the state of Florida on January 21, 1999 as Interactive Technologies, Inc. On February 17, 1999, the Board of Directors filed a certificate of amendment with the state of Florida changing its name to Fairhaven Technologies, Inc. On December 11, 2001, the name was changed to Ideal Accents, Inc. The Company was formed for the purpose of acquiring an operating company. The Company was initially authorized to issue 50,000,000 shares of common stock having a par value of $.001. Common shares totaling 17,950,000 were issued in exchange for expenses paid by shareholders on behalf of the Company. In December 2001, prior to the merger discussed below, the Company effected a 1 for 4 reverse stock split leaving 4,471,955 common shares outstanding.

On December 13, 2001, Ideal acquired all of the outstanding shares pursuant to a Share Exchange Agreement and Corporate Reorganization (Merger), of Ideal Accents, Inc. (Ann Arbor) a Michigan corporation, Ideal Accents, Inc. (Taylor) a Michigan corporation, TOE Inc. a Michigan corporation, Ideal Accents, Inc. (Ferndale) has a wholly owned subsidiary, JTM Inc. d/b/a Motor City Sunroof, a Michigan corporation. Ideal had no operating activities prior to the Merger. The Merger has been accounted for as a Recapitalization of the Company. Accordingly, the historical operations of the consolidated Michigan companies are presented in the accompanying financial statements as the historical operations of Ideal for all periods presented.

In a separate, but simultaneous transaction on December 13, 2001, Ideal acquired 100% of the outstanding shares of Somani Holdings, Inc. and AutoFun Canada, Inc., both Ontario corporations. Somani Holdings, Inc. AKA Automotive Sunroof Co. supplies and installs auto accessories primarily in Toronto, Ontario, Canada. AutoFun Canada, Inc. provides consulting and administrative services to Auto Accessory Business, also concentrating primarily in Toronto Ontario, Canada.

On December 10, 2001 Ideal incorporated Ideal Accents (Nova Scotia) Company, a Nova Scotia corporation and on December 11, 2001 incorporated Ideal Accents Holding, Inc., an Ontario corporation. Ideal acquired all the common stock of the two Canadian companies through the issuance of common stock and exchangeable shares. The exchangeable shares can be converted into common shares of Ideal for a total of 5,250,958 common shares. Ideal issued 130,500 of common stock to non-Canadian residents and 5,250,958 to Canadian residents. These two wholly owned subsidiaries were incorporated to accommodate certain tax considerations related to the acquisition of shares from the Canadian shareholders of the two Canadian companies on December 13, 2001.

The acquisitions of the Ontario companies have been accounted for under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 141. Pro forma financial statement disclosures are included in Note K.

Formation of Interact Technologies, Inc.
On January 21, 1999 Natquote Financial Inc. formed and funded Interact Technologies, Inc.(Interact), a Florida corporation and subsequently renamed the corporation Ideal Accents, Inc. Interact was formed for the purpose of acquiring certain medical technology.

- continued -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - **Share Exchange Agreement and Corporate Reorganization - continued**

Formation of Interact Technologies, Inc. - continued

Natquote Financial, Inc. did not wish to operate this business as a wholly owned subsidiary and on March 6, 1999, in a corporate reorganization, it caused Interact to issue 17,950,000 shares of common stock to its shareholders being one share of Interact for each share held of Natquote Financial, Inc.
The acquisition of the medical technology collapsed in June, 1999 due to circumstances beyond the control of the Company, hence it remained dormant until December, 2001.

Nature of Operations
The Company sells and installs automobile sunroofs and customized accessories primarily for automobile dealers in southeastern Michigan and Ontario, Canada.

Note B - **Summary of Significant Accounting Policies**
Consolidated Financial Statements
The consolidated financial statements include the accounts of Ideal Accents, Inc. and its majority owned subsidiaries. The Companies consolidated in the accompanying financial statements are as follows:

Company - Revenues	2002	2001
Ideal Accents, Inc. - Ferndale	$ 4,090,278	$ 4,557,419
T.O.E., Inc.	2,060,460	1,930,438
Somani Holdings	908,381	60,547
Ideal Accents, Inc. – Taylor	834,693	1,005,578
Ideal Accents, Inc. - Ann Arbor	815,067	790,428
Motor City Sunroof	—	45,387
Autofun Canada	—	—
Total	$ 8,708,879	$ 8,389,797

All significant intercompany balances and transactions have been eliminated in the consolidation.

Method of Accounting
The Company maintains its books and prepares its financial statements on the accrual basis of accounting. The company records revenue when the services have been rendered and the product has been delivered.

Cash and Cash Equivalents
Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

- continued -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note B -   Summary of Significant Accounting Policies - continued

Accounts Receivable Factoring

The Company has an arrangement with a financial services company, in which the Company exchanges current sales invoices to the financial services company in return for cash. Under the arrangement, proceeds typically received from the delivery of invoices approximate 80% and a holdback allowance of approximately 20%. The Company is charged 1% for each ten days an invoice is outstanding from the date of delivery of the invoice through the date of collection of the invoice. Customer invoices which are unpaid for more than ninety days after the date of the delivery of the invoice may be reassigned to the Company. The Company will then have to reimburse the amount unpaid, plus interest from the date of delivery of the invoice at the prime interest rate plus 10%. The holdback allowance balance at December 31, 2002 was $16,306. There was no holdback at December 31, 2001.

Allowance for Doubtful Accounts

The Company provides for estimated losses on accounts receivable based on prior bad debt experience and a review of existing receivables. Based on these factors, there is an allowance for doubtful accounts of $66,961 and $6,899 at December 31, 2002 and 2001, respectively.

Inventory

Inventory consists of automobile sunroof kits and customizing accessories and is stated at the lower of cost (primarily first-in, first-out) or market.

Property, Equipment and Depreciation

Property and equipment are presented at original cost, less accumulated depreciation. Depreciation is computed on various methods at annual rates based upon estimated useful lives as follows:

Vehicles	5 Years
Office Equipment, Furniture and Fixtures	5 - 10 Years
Leasehold Improvements	5 - 39 Years

The cost of significant improvements to property and equipment are capitalized. Maintenance and repairs are expensed as incurred. Upon sale or retirement of property and equipment, the cost and related depreciation are eliminated from the accounts and any resulting gain or loss is credited or charged to income.

Customer Lists

Customer lists result from the acquisition of Somani Holdings Corp. on December 13, 2001. Customer lists are carried at cost and will be amortized on the straight-line method over three years beginning on January 1, 2002.

Goodwill

Goodwill results from the excess of the fair market value of assets acquired over the purchase price. Goodwill is carried at cost and is no longer being amortized. The Company's policy is to periodically review the value assigned to goodwill to determine if it has been permanently impaired by adverse conditions, which might affect the Company. Such reviews include an analysis of current results and take into consideration the discounted value of projected operating cash flow (earnings before interest, taxes and depreciation and amortization).

- continued -

(A FLORIDA CORPORATION)
Miami, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note B - **Summary of Significant Accounting Policies - continued**

Advertising Expenses
Advertising expenses are charged against operations during the period incurred, except for direct-response advertising costs, which are capitalized and amortized over periods not exceeding one year. Advertising expenses charged against operations were $57,203 and $45,609 for the years ended December 31, 2002 and 2001, respectively. The Company did not incur any direct-response advertising costs during 2002 and 2001.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," using the asset and liability approach, which require recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry forwards. Deferred income tax expense represents the change in net deferred assets and liability balances. A valuation allowance equal to the tax benefit of the accumulated net operating losses has been established since it is uncertain that future taxable income will be realized during the applicable carryforward periods. Accordingly, no income tax provision has been recognized in the accompanying financial statements.

Foreign Currency Translation
The Company's foreign operations in Toronto Ontario, Canada, are measured using the local currency as the functional currency. Assets and liabilities are translated at exchange rates as of the balance sheet date. Revenues, expenses and cash flows are translated at weighted average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded as a separate component of stockholder's equity and comprehensive income. Foreign currency transaction gains and losses are included in net income. Foreign currency cash flows are translated at the weighted average rate of exchange in effect during the period due to the minimal fluctuation in the currency exchange rates during the period. Management believes that substantially the same results would be derived if foreign cash flows were translated at the rates in effect at the time of the cash flows.

Warranty Policy
The cost of warranty work due is currently recorded as an expense in the period incurred. Based on the Company's historical experience, management believes no provisions for future warranty work is deemed necessary.

Concentrations of Credit Risk
Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits. Cash is placed primarily in high quality short-term interest bearing financial instruments and may periodically exceed federally insured amounts.

- continued -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note B -   Summary of Significant Accounting Policies - continued

Earnings per Share
Earnings per share of common stock are computed in accordance with SFAS No, 128, "Earnings per Share". Basic earnings per share are computed by dividing income or loss available to common shareholders by the weighted-average number of common shares outstanding for each period. Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities, if dilutive. Common stock equivalents that are anti-dilutive are excluded from both diluted weighted average number of common shares outstanding and diluted earnings per share.

Transactions involving common stock or common stock equivalents affecting weighted average number of shares outstanding and earnings per share include common shares designated for the performance escrow and the issuance of exchangeable shares at December 13, 2001 that remain outstanding as of December 31st, 2002 and 2001.

Financial Instruments
The Company's financial instruments consist of cash, long-term investments, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Impairment of Assets
In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company assesses all long-lived assets for impairment at least annually or whenever events or circumstances indicate that the carrying amount may not be recoverable

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Recent Accounting Pronouncements
In April 2002, the Financial Accounting Standards Board is Financial Accounting Standard No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and technical corrections (SFAS No. 145). SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30 ("Opinion No. 30"). Applying the provisions of Opinion No. 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual and infrequent and meet the criteria for classification as an extraordinary item. SFAS No. 145 is effective for the Company beginning January 1, 2003. Management does not expect the adoption of SFAS No. 145 to have a material effect on the financial results of the Company.

- continued -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note B -   Summary of Significant Accounting Policies - continued

Recent Accounting Pronouncements - continued

In June 2002, the Financial Accounting Standards Board issued FASB Statement No. 146, "Accounting for Cost Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 applies to all exit or disposal activities initiated after December 31, 2002. Management does not anticipate that the adoption of SFAS 146 will have any material impact on the financial statement.

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123 (SFAS 148). SFAS 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 123 has been amended to require disclosure of additional information concerning the effects of stock-based employee compensation on earnings. Finally, SFAS 148 amends APB Opinion 28, Interim Financial Reporting, to call for disclosure of SFAS 123 proforma information on a quarterly basis. SFAS 148 is effective for fiscal years ending after December 15, 2002. Interim quarterly disclosures are required for reports containing condensed financial statements for periods beginning after December 15, 2002.

The Company has adopted SFAS 148, for the fiscal year ended December 31, 2002, and has determined that it has had no impact on the financial position and results of its operations for the year ended December 31, 2002.

- continued -

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note B -   Summary of Significant Accounting Policies - continued

Quantitative and Qualitative Disclosures of Market Risk
The Company is exposed to financial market risk resulting from changes in interest rates. As a policy, the Company does not engage in speculative or leveraging transactions, nor hold or issue financial instruments for trading purposes.

The nature and amount of the Company's short-term and long-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. As of December 31, 2002, all of the Company's debt was fixed rate except for the line of credit, which the interest rate varies at 1% to 2.5% above the bank's prime rate. The Company's long-term debt includes $879,523 of capital lease obligations, and additional term and installment obligations of $260,972. While fluctuations in interest rates may affect the fair value of this debt, interest expense will not be affected due to the fixed interest rate of the notes and capital lease obligations.

Reclassifications
Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

Note C -   Property and Equipment
Property and equipment consisted of the following:

December 31,	2002	2001
Building	$ 715,697	$ 715,697
Land	50,000	50,000
Vehicles	443,829	309,051
Equipment	221,049	205,296
Office Equipment	357,749	187,282
Leasehold Improvements	68,599	68,172
	$ 1,856,923	$ 1,535,498
Less: Accumulated Depreciation	935,306	821,321
Net Property and Equipment	$ 921,617	$ 714,177

Depreciation expense for the years ended December 31, 2002 and 2001 was $124,283 and $68,013, respectively.

Property held under capital leases (included in the above under Note C) consisted in the following:

December 31,	2002	2001
Building	$ 715,697	$ 715,697
Computer Equipment and Software	170,700	—
Leasehold Improvements	25,691	—
	$ 912,089	$ 715,697
Less: Accumulated Amortization	235,855	175,122
Net Property Held Under Capital Leases	$ 676,234	$ 540,575

Amortization expense on capital leases included in total depreciation expense for the years ended December 31, 2002 and 2001 was $60,733 and $21,455 respectively.

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note D - **Intangible Assets**

Intangible assets consisted of the following:

December 31,	2002	2001
Customer Lists	$ 122,019	$ 122,019
Goodwill	53,953	53,953
Other	15,500	15,500
	$ 191,472	$ 191,472
Less: Accumulated Amortization	44,138	404
Net Intangible Assets	$147,334	$ 191,068

Amortization expenses for the five years succeeding December 31, 2002 are as follows:

2003	2004	2005	2006	2007
$41,706	$41,706	$1,003	$1,003	$1,003

Amortization expense for the years ended December 31, 2002 and 2001 was $43,734 and $404, respectively.

Note E - **Lines of Credit**

T.O.E., Inc. has available a line of credit with a Citizens Bank with a maximum of $200,000. The line of credit bears interest at 1% above the prime rate (5.5% at December 31, 2002). The line of credit is collateralized by a substantial portion of certain assets of the Company and bears the personal guarantees of the stockholders. The amount outstanding on the line of credit at December 31, 2002 and 2001 was $197,307.

Somani Holdings, Inc. has available a line of credit with The Royal Bank of Canada with a maximum of $250,000 CDN (approximately $158,600 U.S. at December 31, 2002). The line of credit bears interest at 2.5% above the Royal Bank prime rate (7.0% at December 31, 2002). The line of credit is collateralized substantially by all the assets of the Company and bears the personal guarantees of certain stockholders. The amounts outstanding on the line of credit at December 31, 2002 and 2001 were $158,600 U.S. and $150,888 U.S., respectively.

AutoFun Canada, Inc. has available a line of credit with The Royal Bank of Canada with a maximum of $50,000 CDN (approximately $31,720 U.S. at December 31, 2002). The line of credit bears interest at 2% above the Royal Bank prime rate (6.5% at December 31, 2002). The line of credit is collateralized substantially by all the assets of the Company and bears the personal guaranty of one of the stockholders. The amounts outstanding on the line of credit at December 31, 2002 and 2001 were $28,548 and $25,148 U.S., respectively.

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note F - **Notes and Capital Lease Payables**
Notes and capital lease payables consisted of the following:

December 31,	2002	2001
Ideal Accents - Taylor had available a line of credit with Charter Bank with a maximum of $50,000. The line of credit bore interest at 2% above the prime rate. The line of credit was collateralized by a substantial portion of certain assets of the Company and bears the personal guarantees of the stockholders. In November 2001, the line of credit was converted to a term loan with the same bank. The term loan is for a 3-year term with interest at 2% above the bank's prime rate (6.5% at December 31, 2002) and monthly principal and interest payments amount to $1,406. The loan is collateralized by a substantial portion of certain assets of the Company and bears the personal guarantees of the stockholders.	**$ 30,067**	$ 44,090
Ideal Accents - Ferndale had a term note payable with Michigan National Bank. The note was for a 3-year term commencing December 1999 with monthly payments of $10,150 including interest at 9.5%. The loan was collateralized by a substantial portion of certain assets and bears the personal guarantees of the stockholders. This loan was repaid with the proceeds of a loan with Citizens Bank in November 2002. The new note bears interest at 6.25% and is collateralized by a substantial portion of certain assets and becomes due in May 2004.	**112,122**	128,000
Somani Holdings, Inc. has a demand loan payable with The Royal Bank of Canada. The Loan is for a term of 1-year, 8 months commencing November 2002 with monthly payments of $1,321 principal plus interest at 2.0% above the Royal Bank prime rate (approximately 6.5% at December 31, 2002). The loan is collateralized by substantially all of the assets of the Company and bears the personal guarantees of certain stockholders.	**-----**	15,723
Somani Holdings, Inc. has a loan from the Business Development Bank. The loan is for an approximately five-year term which matures on August 23, 2003 with monthly payments of $534 principal plus interest at 3.5% above the Royal Bank of Canada base rate (approximately 8.0% at December 31, 2002). The loan is collateralized by substantially all of the assets of Somani Holdings, Inc. and bears the personal guaranty of certain stockholders.	**4,314**	10,026

- continued -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note F -   Notes and Capital Lease Payables - continued

December 31,	**2002**	2001
Various installment loans and capital leases payable primarily for vehicles with monthly payments aggregating $1,996. The terms of the installment loans range from 3 to 5 years with interest rates ranging from 10% to 18%.	**$ 133,709**	$ 49,413
Sale/Leaseback arrangement for its operating facility in Ferndale, Michigan. Under the arrangement, the Company sold its land and operating facilities to East Washington partnership and leased them back under a 15-year lease due October 31, 2014, payable in monthly payments of $7,525 including imputed interest at 10.69%. The lease contains an option to purchase the building at anytime beginning in August 2001. The initial purchase price under the option is $835,000 with the price escalating throughout the lease term.	**710,970**	712,533
Capital lease obligation with GE Capital for computer equipment and software. The lease term is for a 3-year term commencing on June 21, 2002 with monthly payments of $3,729 including interest at 7%.	**102,307**	—
Capital lease obligation with Compaq Financial Services for computer software. The lease term is for a 3-year term commencing on September 1, 2002 with monthly payments of $1,932 including interest at 22.9%.	**47,006**	—
Total Notes Payable and Capital Lease Obligations	**$1,140,495**	$ 959,785
Less: Amount Due Within One Year	**221,111**	198,792
Amount Due After One Year	**$ 919,384**	$ 760,993

Maturities of long term debt for the five years succeeding December 31, 2002 are as follows:

2003	2004	2005	2006	2007
$ 221,111	$ 204,299	$ 79,650	$ 38,634	$ 42,975

Interest expense for the years ended December 31, 2002 and 2001 was $241,642 and $110,395, respectively.

During the year ended December 31, 2001, the Company negotiated its trade payable due with a significant vendor for payment over 2 years and accordingly, a portion of accounts payable has been classified as long term in the accompanying financial statements.

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note G - **Operating Lease Commitments**

The Company leases all of its facilities. The Ferndale location was sold under a sale/leaseback transaction in 1999. The resulting lease has been accounted for as a capital lease. The Troy location is leased from an entity in which owners of Ideal Accents, Inc. also hold an interest for a 5-year term commencing December 2003. The lease required monthly rent of $4,000. Ideal Accents – Ann Arbor and Taylor lease a building from an unrelated entity for a 3-year term commencing March 2004, requiring monthly rentals of $4,207. The Toronto location is leased from an unrelated entity commencing February 2004, requiring monthly rentals of $1,736 U.S. Rent expense for the years ended December 31, 2002 and 2001 was $142,707 and $98,676, respectively.

In addition, the Company leases various automobiles. The typical lease period for the Company's operating automobile lease is 3 years.

The future minimum lease payments are as follows:

2003	2004	2005	2006	2007	Total
$163,565	$49,871	$7,928	$ -	$ -	$221,364

Note H - **Related Party Transactions**
Notes Payable – Officers/Stockholders

During 2002 and 2001, the Company received advances and payments from principal stockholders. The notes contain no formal repayment terms, however interest amounting to $9,609 and $8,237 at December 31, 2002 and 2001, respectively, has been imputed in the accompanying financial statements.

Note I - **Common Stock**

The capital structure of the Michigan and Canadian Companies prior to the Merger (Recapitalization) with and acquisition by Ideal Accents, Inc. (Florida) on December 13, 2001 was as follows:

- Ideal Accents - (Ferndale) and its
  wholly owned subsidiary JTM, Inc.
  d/b/a Motor City Sunroofs   - $1 par, 1,000 authorized, 513.6 issued and outstanding.

- T.O.E., Inc. - (Troy)   - $.30 par, 66,667 authorized, 46,667 issued and outstanding.

- Ideal Accents - (Ann Arbor)   - No par, 50,000 authorized, 1,000 issued and outstanding.

- Ideal Accents - (Taylor)   - No par, 10,000 authorized, 798 issued and outstanding.

- Somani Holdings, Inc.
  d/b/a Automotive Sunroof Co.   -$1 par, unlimited authorization, 120 issued and outstanding.

- AutoFun Canada, Inc.   - No par, unlimited authorization, 9,131,508 issued and outstanding.

Ideal issued 5,350,000 shares of its common stock pursuant to the Share Exchange Agreement in exchange for all of the outstanding shares of the Michigan companies. Under the share exchange agreement, Ideal issued 130,500 shares of its common stock and Ideal Accents Holding, Inc. issued 5,250,958 Exchangeable Shares in exchange for all of the outstanding shares of Somani Holdings, Inc. and AutoFun Canada, Inc.

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note J - **Performance Escrow Agreement**

Pursuant to an escrow agreement dated March 11, 2002, certain shareholders have placed shares of common stock and exchangeable shares, issued by Ideal Accents Holdings, Inc., received under the share exchange agreement in escrow. The common stock is to be released to the shareholders upon the achievement of specific dollar amounts of revenue and only if the Company was profitable on a pre-tax basis during the preceding year. The shares placed in escrow are considered issued and outstanding but they are not considered in the calculations of basic and diluted earnings per share as of the date placed in escrow.

The following shareholders have entered into the escrow agreement:

Shareholder	# of Shares
Joseph O'Conner	4,749,481
Ayaz Somani	1,520,800
Naseem Somani	760,400
Karim Suleman	2,031,250

Under the escrow agreement, shares will be released when revenue, in any fiscal year, exceeds the following levels and the Company was profitable on a pre-tax basis for that fiscal year:

- Twenty-five percent of the escrowed shares when aggregate consolidated revenues exceed $25,000,000;
- Additional twenty-five percent of the escrowed shares when aggregate consolidated revenue exceeds $50,000,000;
- Additional twenty-five percent of the escrowed shares when aggregate consolidated revenues exceeds $75,000,000;
- The remaining escrowed shares when aggregate consolidated revenue exceeds $100,000,000.

The release of the shares from escrow will result in compensation expense to the company based upon the fair value of the shares at the date the shares are released.

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note K -   Net Income Per Common Share
The following is a reconciliation from basic earnings per share to diluted earnings per share as of December 31, 2002 and 2001, respectively:

	Net Income (Loss)		Weighted Average Shares Outstanding	Earnings Per Share
2002				
Basic	$(1,230,278)	(1)	5,218,774	$(0.24)
Effect of Dilution – Exchangeable Shares	—	(2)	938,508	
Diluted	$(1,230,278)		6,157,282	$(0.17)
2001				
Basic	$ 318,530	(1)	9,597,315	$ .03
Effect of Dilution:	—	(2)	48,854	—
12/13/01 - Issuance of Exchangeable Per Shares of 5,250,958 Net of Shares Placed in Escrow of 4,312,450				
Diluted	$ 318,530		9,646,169	$ .03

(1) 4,749,481 of common shares outstanding were restricted to the performance escrow account on December 13, 2001 and accordingly the weighted average number of shares have been removed from the weighted average computation of both basic and diluted earnings per share as the conditions for release had not been met.

(2) 4,312,450 of exchangeable shares were restricted to the performance escrow account on December 13, 2001 and accordingly were removed from weighted average computation of both basic and diluted earnings per share as the conditions for release had not been met and hence could not be convertible into Ideal's common stock.

The effect of the dilution from the escrowed shares has increased, resulting from the greater number of days in 2002, that the shares were restricted to escrow.

- continued -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note K - **Net Income Per Common Share - continued**

Related Party Transaction

The Company provides management services and facility rental to AVG, a related company. A principal shareholder of the Company is also a principal shareholder of AVG. The amount charged was $27,000 for the year ended December 31, 2002.

The Company received short term cash advances from AVG amounting to $656,874 at December 31, 2002. Repayment is expected to occur in the next quarter and no interest has been accrued.

Note L - **Other Matters**
Stock Option Plan

In December 2001, the Company adopted a stock option plan in which officers, directors, and employees, as well as external consultants and advisors may participate. The maximum number of shares available under the plan is 5,000,000. The terms under which the options are granted is determined by the board of directors. No options have been granted as of the date of these financial statements.

Note M - **Proforma Statement of Operations**

The Unaudited Proforma Consolidated Statement of Operations of the Company for the year ended December 31, 2001 (the "Proforma Statement of Operations"), have been prepared to illustrate the estimated effect of the acquisitions of Somani Holdings, Inc. a/k/a Automotive Sunroof Company and AutoFun Canada. The Proforma Statement of Operations does not reflect any anticipated cost savings from the Somani Holdings Acquisition, and there can be no assurance that any such cost savings or synergies will occur. The Proforma Statement of Operations gives proforma effect to the Somani Holdings, Inc. and AutoFun Canada transactions as if they had occurred on January 1, 2001. The Proforma Statement of Operations do not purport to be indicative of the results of operations of the Company that would have actually been obtained had such transactions been completed as of the assumed dates and for the period presented, or which may be obtained in the future. The proforma adjustments, if any are described in the accompanying notes and are based upon available information and certain assumptions that the Company believes are reasonable.

- continued -

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note M - Proforma Statement of Operations - continued

The allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying Proforma Statement of Operations based on available information. These proforma adjustments represent the Company's preliminary determination of purchase accounting adjustments and are based on available information and certain assumptions that the Company believes to be reasonable.

PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

For the Year Ended December 31,	2001	Somani Holdings, Inc.	Autofun Canada, Inc.	Proforma Adjustments	Proforma 2001
Sales	$ 8,389,797	$ 951,441	$ —	$ —	$ 9,341,238
Cost of Goods Sold					
Materials	3,616,565	513,652	—	—	4,130,217
Labor and Overhead	2,406,373	255,694	— (B)	110,000	2,772,067
Total Cost of Goods Sold	6,022,938	769,346	—	110,000	6,902,284
Gross Profit	2,366,859	182,095	—	(110,000)	2,438,954
Operating Expenses					
Advertising and Promotion	45,609	5,132	—	—	50,741
Depreciation and Amortization Expenses	68,417	5,729	336 (A)	40,672	115,154
Interest Expense	130,327	22,737	4,011	---	157,075
General and Administrative	1,775,144	252,963	122,648 (B)	(110,000)	2,040,755
Total Operating Expenses	2,019,497	286,561	126,995	(69,328)	2,363,725
Net Income (Loss) Before Taxes	347,362	(104,466)	(126,995)	(40,672)	75,229
Provision for Taxes	28,832	65	—	—	28,897
Net Income (Loss)	318,530	(104,531)	(126,995)	(40,672)	46,332
Comprehensive Income Foreign Currency Translation	—	—	—	—	—
Comprehensive Income (Loss)	$ 318,530	$ (104,531)	$(126,995)	$ (40,672)	$ 46,332

(A) To record amortization expense on the acquisition of customer lists acquired over the period of three years.
(B) To eliminate intercompany management fees.

INDEPENDENT AUDITORS' REPORT ON CONSOLIDATED SUPPLEMENTARY INFORMATION

Ideal Accents, Inc. and Subsidiaries
(A Florida Corporation)
Miami, Florida

Enclosed for your review is a consolidated supplementary schedule prepared in conjunction with the audits of Ideal Accents, Inc.'s financial statements for the year ended December 31, 2002 and 2001. This supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements.

The information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in conjunction with the basic financial statements taken as a whole.

/s/ Rotenberg & Co., LLP
Rochester, New York
February 18, 2003

i

IDEAL ACCENTS, INC. AND SUBSIDIARIES
(A FLORIDA CORPORATION)
Miami, Florida

CONSOLIDATED SUPPLEMENTARY SCHEDULES

For the Years Ended December 31,	2002	2001
Cost of Goods Sold		
Delivery Gas and Maintenance	$ 113,908	$ 119,538
Leased Employees Insurance	120,007	106,621
Materials and Supplies	3,799,300	3,616,565
Other Expenses	42,134	43,416
Payroll Taxes	166,368	140,962
Shop Maintenance	61,962	71,213
Temp Services: Leased Employees	2,068,576	1,868,494
Utilities	61,700	56,129
Total Cost of Goods Sold	**$ 6,433,955**	$ 6,022,938
Selling General and Administrative Expenses		
General Insurance	$ 129,298	$ 98,820
Leased Employees Insurance	76,084	64,455
Legal & Accounting	595,851	38,970
Meals & Entertainment	78,540	55,408
Office Expenses	327,692	201,409
Payroll Services	94,039	78,404
Payroll Taxes	105,475	89,355
Property Taxes	37,900	42,323
Rent	142,707	98,676
Telephone	110,165	97,395
Temp Services: Leased Employees	1,311,584	909,930
Total Selling General and Administrative Expenses	**$ 3,009,335**	$ 1,775,145

SOMANI HOLDINGS INC. O/A
AUTOMOTIVE SUNROOF CO.
(Pickering)

FINANCIAL STATMENTS
PERIOD FROM JUNE 01, 2001 TO
NOVEMBER 30, 2001

Section F-3

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Somani Holdings, Inc.
O/A Automotive Sunroof Co.
Pickering, Ontario

We have audited the accompanying balance sheet of Somani Holdings, Inc. O/A Automotive Sunroof Co. as of November 30, 2001 and the related statements of operations, stockholders' equity (deficit), and cash flows for the six months then ended, which, as discussed in Note 12 has been prepared on the basis of accounting principals generally accepted in Canada, and is expressed in Canadian dollars. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Somani Holdings, Inc. O/A Automotive Sunroof Co. as of November 30, 2001 and the results of its operations and its cash flows for the six months then ended, in conformity with accounting principles generally accepted in Canada.

/s/Rotenberg & Co. LLP.

Rotenberg & Company, LLP
Rochester, New York
March 7, 2003

Page 1

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

SOMANI HOLDINGS INC. O/A
AUTOMOTIVE SUNROOF CO.
(Pickering)
BALANCE SHEET

<p style="text-align: center;">ASSETS</p>

AS AT NOVEMBER 30,		2001		2001 Note 11
CURRENT				
Cash and bank	$	**1,871**	$	167
Accounts receivable (Note 7)		**108,842**		328,859
Amount due from Autofun Canada Inc.		**13,835**		10,549
Prepaid expenses and sundry receivable		**12,792**		11,109
Inventory (Note 1(a))		**207,973**		304,606
Income taxes- refund due		**-**		5,420
		345,313		661,010
CAPITAL ASSETS (Note 1(b) and 2)		**27,455**		28,638
OTHER ASSETS				
Incorporation costs - Note 1(b) and 2		**578**		590
Goodwill (Note 1(b) and 2)		**51,913**		52,917
		52,491		53,507
	$	**425,259**	$	743,156

<p style="text-align: center;">Page 2</p>

<p style="text-align: center;">THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS</p>

SOMANI HOLDINGS INC. O/A
AUTOMOTIVE SUNROOF CO.
(Pickering)
BALANCE SHEET (Continued)

LIABILITIES

AS AT NOVEMBER 30,		2001		2001 Note 11
CURRENT				
Bank indebtedness	$	**154,565**	$	139,223
Accounts payable		**193,307**		287,733
Loan payable-BDC-current portion (Note 9)		**10,200**		10,200
Bank demand loans-current portion (Note 10)		**279,835**		277,449
		637,907		714,605
LONG TERM				
Bank demand loans-net of current portion (Note10)		**2,095**		24,996
Loan payable-BDC-net of current portion (Note 9)		**5,950**		9,350
Shareholders' advances (Note 5)		**80,935**		177,152
		88,980		211,498
		726,887		926,103

SHAREHOLDERS' DEFICIENCY

CAPITAL STOCK (Note 3)		**100**		100
DEFICIT PER PAGE 5		**(301,728)**		(183,047)
		(301,628)		(182,947)
	$	**425,259**	$	743,156

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

SOMANI HOLDINGS INC. O/A
AUTOMOTIVE SUNROOF CO.
(Pickering)
STATEMENT OF INCOME AND DEFICIT

FOR THE PERIOD FROM JUNE 01, TO NOVEMBER 30,	**2001**	2001 Note 11
REVENUE		
SALES	**$ 762,688**	$ 1,822,679
COST OF SALES		
Opening inventory	**286,505**	284,910
Purchases, including duty, brokerage	**380,620**	762,455
Direct labor	**96,270**	183,344
Sublet work	**43,680**	124,009
Freight in	**10,857**	36,535
U.S. exchange	**150,757**	236,019
	968,689	1,627,272
Less: Closing inventory (Note 1(a))	**207,973**	286,505
	760,716	1,340,767
GROSS MARGIN	**1,972**	481,908
Miscellaneous income & recoveries (Note 12)	**120,653**	—
	122,625	481,908
EXPENSES		
Operating expenses (Note 4)	**78,808**	167,610
Administration and general expenses (Note 6)	**157,898**	315,473
Amortization	**4,600**	10,830
	241,306	483,083
INCOME/(LOSS) before income taxes	**(118,681)**	(12,005)

SOMANI HOLDINGS INC. O/A
AUTOMOTIVE SUNROOF CO.
(Pickering)
STATEMENT OF INCOME AND DEFICIT (Continued)

FOR THE PERIOD FROM JUNE 01, TO NOVEMBER 30,	**2001**	2001 Note 11
INCOME/ (LOSS) before income taxes	**(118,681)**	(12,005)
Provision for income taxes	**—**	250
NET INCOME/(LOSS), FOR THE PERIOD	**(118,681)**	(12,255)
DEFICIT, beginning of period	**(183,047)**	(170,792)
DEFICIT, end of period $ **(301,728)** $ (183,047)		

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

SOMANI HOLDINGS INC. O/A
AUTOMOTIVE SUNROOF CO.
(Pickering)
STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JUNE 01, TO NOVEMBER 30,	**2001**	2001 Note 11
CASH PROVIDED BY OPERATING ACTIVITIES		
Net (loss) income	**$ (118,681)**	$ (12,255)
Add (deduct): charges to income not involving cash		
Amortization	**4,600**	10,830
	(114,081)	(1,425)
CHANGES IN NON-CASH WORKING CAPITAL:		
Increase (Decrease) in Accounts receivable	**220,017**	(14,362)
(Increase)Decrease in Accounts payable	**(94,426)**	(18,066)
(Increase) Decrease in Prepaid ex. & sundry payable	**(1,682)**	86,830
(Increase)Decrease in Inventory	**96,633**	(19,696)
Increase (Decrease) in Income tax payable	**5,420**	(6,782)
(Increase)Decrease in amount due from Autofun Cd. Inc.	**(3,286)**	(10,549)
	222,676	17,375
	108,595	15,950
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from shareholders	**(96,217)**	(37,946)
Bank loans-net of repayment	**(23,915)**	7,660
	(120,132)	(30,286)
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to capital assets	**(2,400)**	(1,200)
DECREASE IN CASH & BANK	**(13,937)**	(15,536)
CASH & BANK, beginning of period	**(138,757)**	(123,221)
CASH & BANK, end of period	**$ (152,694)**	$ (138,757)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2001

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1(a) Inventory

Inventory is accounted for on a first in, first out basis, is valued at the lower of cost and/or net realizable value

1(b) Capital Assets

Capital and intangible assets are recorded at cost and are amortized on a reducing balance basis as stated below.

Furniture & fixtures	20% diminishing balance
Leasehold improvements	S.L.-5 YRS diminishing balance
Machinery & equipment	20% diminishing balance
Computer equipment	30% diminishing balance
Incorporation cost	7% diminishing balance
Goodwill	7% diminishing balance

Additions to capital assets during the year are amortized at half the annual rates

1(c) Foreign currency.

Assets and liabilities in foreign currency are translated at year end rate. Revenue and expanses incurred in foreign currency are translated at the actual rate of exchange at the time of transaction.

2. CAPITAL ASSETS

	Cost		Accumulated Amortization		Net 2001		Net 2001 Note 11
Automotive equipment	$	6,750	$	3,531	$	**3,219**	$	3,790
Furniture and fixtures		16,138		11,972		**4,166**		4,630
Leasehold improvements		74,584		72,787		**1,797**		2,248
Machinery and equipment		64,391		49,113		**15,278**		14,446
Computer equipment		17,560		14,565		**2,995**		3,525
	$	179,423	$	151,968	$	**27,455**	$	28,638
Incorporation cost	$	1,000	$	422	$	**578**	$	590
Goodwill		97,300		45,387		**51,913**		52,917
	$	98,300	$	45,809	$	**52,491**	$	53,507

(These notes form an integral part of the financial statements.)

3. CAPITAL STOCK

AS AT NOVEMBER 30,	2001	2001 Note 11
Authorized		
Unlimited common shares		
Stated capital		
100 common shares	$ 100	$ 100

4 OPERATING EXPENSES

FOR THE PERIOD FROM JUNE 01, NOVEMBER 30,	2001	2001 Note 11
Advertising	$ 4,701	$ 8,306
Claims	3,240	8,113
Equipment lease	1,655	4,138
Pick-ups & delivery	10,631	18,883
Insurance	9,176	17,906
Licenses and dues	333	4,284
Repairs and maintenance	4,069	7,532
Rent and realty taxes	25,123	54,226
Shop supplies	12,084	23,777
Telephone	5,746	11,826
Utilities	2,050	8,619
	$ 78,808	$ 167,606

5. SHAREHOLDERS' ADVANCES

These are non-interest bearing and have no set time for repayment.

(These notes form an integral part of the financial statements.)

6. ADMINISTRATION AND GENERAL EXPENSES

FOR THE PERIOD FROM JUNE 01, TO NOVEMBER 30,	2001	2001Note 11
Bad debts	$ 6,815	$ —
Bank charges and interest	13,915	53,400
Legal and professional	11,609	12,598
Office and general	10,510	18,613
Payroll and benefits	86,336	198,362
Travel & auto expenses	28,713	32,500
	$ 157,898	$ 315,473

7. ACCOUNTS RECEIVABLE

These are net of allowance for doubtful receivables of **$10,973**; (2001-$4,154)

8. LEASEHOLD COMMITMENT

Leasehold commitment is as follows:

595 Middlefield Road, Scarborough, Ontario, $4581.79 plus maintenance for 60 months commencing from June 15, 2000.

9. LOAN PAYABLE - BDC

Somani Holdings, Inc. has a loan from the Business Development Bank. The loan is for an approximately five-year term which matures on August 23, 2003 with monthly payments of $534 principal plus interest at 3.5% above the Royal Bank of Canada base rate (approximately 8.0% at December 31, 2002). The loan is collateralized by substantially all of the assets of Somani Holdings, Inc. and bears the personal guaranty of certain stockholders.

Loan is secured by general security agreement from corporation. Also some of the shareholders have personally guaranteed the loan.

(These notes form an integral part of the financial statements.)

10. BANK DEMAND LOANS

		2001		2001Note 11
Bank operating loan is payable to Royal Bank of Canada, bearing interest at the rate of Royal bank prime plus 2.0%,computed on the daily principal amounts outstanding and payable in arrears on the 26th of each month,$2,083principal plus interest, due on demand.	$	27,091	$	39,589
Bank operating loan is payable to Royal Bank of Canada, bearing interest at the rate of Royal bank U.S. Base rate plus 1.5%,computed on the daily principal amounts outstanding and payable in arrears on the 26th of each month, principal due on demand.		254,839		262,856
	$	281,930	$	302,445
Less: Long-term portion		2,095		24,996
Bank Loans-current portions	$	279,835	$	277,449

11 COMPARATIVE FIGURES

Comparative figures are for the year ended May 31, 2001.

12 RELATED PARTY TRANSACTIONS

During the period, the company received management fee from a related corporation as follows:

		2001	2001Note 11
Autofun Canada Inc.	$	110,000	-

12 Accounting Principals Used

The accompanying financial statements comply with generally accepted accounting principals in Canada (Canadian GAAP) which differs in certain significant respects with generally accepted accounting principals in the U.S. Reconciliations and explanations of those differences are presented in the foregoing:

Accounting Principles Used

The financial statements of Somani Holdings, Inc. as of November 30, 2001 and the six months then ended then ended have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and comply with the policies described in the aforementioned financial statements. Canadian GAAP varies in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP").

Application of U.S. GAAP would have affected the results of operations and stockholders' equity of Somani Holdings, Inc. for the aforementioned periods to the extent summarized in the following table, "Reconciliation to U.S. GAAP". All amounts therein are shown in Canadian dollars and where indicated have been converted to U.S. dollars. The conversion to U.S. dollars is unaudited and has been presented solely for the convenience of the reader at the rates in effect at the balance sheet dates.

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles

(These notes form an integral part of the financial statements.)

The financial statements of Somani Holdings, Inc. comply with Canadian GAAP which differs in certain significant respects from U.S. GAAP. The significant differences that affect net income and stockholders' equity of the companie are set out below.

a)   Depreciation

Capital assets and intangible assets are recorded at cost and are depreciated on a reducing balance basis under Canadian GAAP. Under U.S. GAAP depreciation has been recorded on the straight line basis over the estimated useful lives.

Income Taxes

Canadian federal and provincial income taxes have been computed for using combined rate of 21% of taxable income. Estimated income taxes have been computed based on blended federal and state tax rates graduating based on taxable income.

Reconciliation to U.S. GAAP

- continued -

(These notes form an integral part of the financial statements.)

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles - continued
The following is a summary of the significant adjustments to the Net Income of Somani Holdings, Inc. a.k.a. Automotive Sunroof Co,. for the six months ended November 30, 2001 which would be required if U.S. GAAP had been applied instead of Canadian GAAP. The translation of the amounts from Canadian Dollars to U.S. Dollars is unaudited and has been made solely for the convenience of the reader at the balance sheet dates.

Somani Holdings, Inc.
a.k.a. Automotive Sunroof Co.

November 30,
<u>2001</u>

Net Income as reported in the Income Statement under Canadian GAAP	$(166,585) CDN$
Adjustments required to conform with U.S. GAAP	
Depreciation	(3,493)
Income Taxes	—
Net Income in Accordance with U.S. GAAP	(170,078)
Conversion rate to U.S. dollars	0.6327
Net Income in Accordance with U.S. GAAP in U.S. dollars	<u>$(107,608)</u>
Stockholders Equity as reported in the Balance Sheets under Canadian GAAP	$(301,728) CDN$
Adjustments required to conform with U.S. GAAP	
Depreciation	(1,128)
Income Taxes	—
Subtotal	(302,856)
Conversion rate to U.S. Dollars	0.6327
Stockholders Equity in Accordance with U.S. GAAP in U.S. Dollars	<u>$(191,617)</u>

Page 11

(These notes form an integral part of the financial statements.)

SOMANI HOLDINGS, INC.
O/A AUTOMOTIVE SUNROOF CO.
Pickering, Ontario Canada

FINANCIAL REPORTS
AT
MAY 31, 2001

Section F-4

(These notes form an integral part of the financial statements.)

SOMANI HOLDINGS, INC.
O/A AUTOMOTIVE SUNROOF CO.
Pickering, Ontario Canada

TABLE OF CONTENTS

(These notes form an integral part of the financial statements.)

INDEPENDENT AUDITORS' REPORT

Somani Holdings, Inc.
O/A Automotive Sunroof Co.
Pickering, Ontario

We have audited the accompanying balance sheets of Somani Holdings, Inc. O/A Automotive Sunroof Co. as of May 31, 2001 and 2000, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, which, as discussed in Note J has been prepared on the basis of accounting principals generally accepted in Canada, and is expressed in Canadian dollars. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Somani Holdings, Inc. O/A Automotive Sunroof Co. as of May 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Canada.

/s/Rotenberg & Co. LLP

Rochester, New York
 December 17, 2002

SOMANI HOLDINGS INC.
O/A AUTOMOTIVE SUNROOF CO.
Pickering, Ontario Canada

BALANCE SHEETS

May 31,	(Canadian Dollars)	
	2001	2000
ASSETS		
Current Assets		
Cash and Cash Equivalents	**$ 467**	$ 917
Accounts Receivable - Net of Allowance for Doubtful Accounts	**327,991**	337,560
Inventory	**304,606**	284,910
Prepaid Expenses and Other Current Expenses	**9,714**	8,180
Total Current Assets	**642,778**	631,567
Property and Equipment - Net of Accumulated Depreciation	**28,639**	36,091
Intangible Assets - Net of Accumulated Amortization	**53,507**	55,684
Other Assets		
Due from Shareholder	**79,235**	66,941
Note Receivable - Related Party	**10,549**	—
Other Assets	**1,395**	—
Total Assets	**$ 816,103**	$ 790,283
LIABILITIES AND STOCKHOLDERS' EARNINGS (DEFICIT)		
Current Liabilities		
Accounts Payable	**$ 357,785**	$ 328,218
Accrued Expenses and Other Current Liabilities	**62,883**	88,092
Line of Credit	**262,856**	220,000
Notes Payable - Due Within One Year	**35,196**	35,196
Total Current Liabilities	**718,720**	671,506
Other Liabilities		
Notes Payable - Noncurrent	**23,943**	59,139
Notes Payable - Officers/Shareholders - Noncurrent	**256,387**	230,330
Total Liabilities	**999,050**	960,975
Stockholders' Earnings (Deficit)		
Common Stock - $1 Par; unlimited Authorization,		
100 issued and outstanding	**100**	100
Retained Earnings (Deficit)	**(183,047)**	(170,792)
Total Stockholders' Earnings (Deficit)	**(182,947)**	(170,692)
Total Liabilities and Stockholders' Earnings (Deficit)	**$ 816,103**	$ 790,283

The accompanying notes are an integral part of these financial statements.

SOMANI HOLDINGS INC.
O/A AUTOMOTIVE SUNROOF CO.
Pickering, Ontario Canada

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) FOR THE YEARS ENDED MAY 31, 2000 AND 2001

	Number of Shares	Common Stock		Retained Income (Loss)		Total Stockholders' Deficit	
				(Canadian Dollars)			
Balance - June 1, 1999	**100**	**$**	**100**	**$**	**(31,142)**	**$**	**(31,042)**
Net Loss for the Year	—		—		(139,650)		(139,650)
Balance - May 31, 2000	**100**		**100**		**(170,792)**		**(170,692)**
Net Income for the Year	—		—		(12,255)		(12,255)
Balance - May 31, 2001	**100**	**$**	**100**	**$**	**(183,047)**	**$**	**(182,947)**

Page 3

The accompanying notes are an integral part of these financial statements.

SOMANI HOLDINGS INC.
O/A AUTOMOTIVE SUNROOF CO.
Pickering, Ontario Canada

STATEMENTS OF OPERATIONS

	(Canadian Dollars)	
For the Years Ended May 31,	**2001**	2000
Sales	**$1,822,676**	$1,582,537
Cost of Goods Sold		
Materials	**1,169,046**	1,044,719
Labor and Overhead	**347,978**	355,217
Total Cost of Goods Sold	**1,517,024**	1,399,936
Gross Profit	**305,652**	182,601
Operating Expenses		
Advertising and Promotion	**11,181**	30,250
Depreciation and Amortization Expenses	**10,830**	22,196
Interest Expense	**53,400**	31,406
General and Administrative	**242,246**	238,399
Total Operating Expenses	**317,657**	322,251
Net Income (Loss) Before Taxes	**(12,005)**	(139,650)
Provision for Taxes	**250**	—
Net Income (Loss) for the Year	**$ (12,255)**	$(139,650)

Page 4

The accompanying notes are an integral part of these financial statements.

SOMANI HOLDINGS INC.
O/A AUTOMOTIVE SUNROOF CO.
Pickering, Ontario Canada

STATEMENTS OF CASH FLOWS

For the Years Ended May 31,	(Canadian Dollars) 2001	2000
Cash Flows from Operating Activities		
Net Income (Loss) for the Period	**$ (12,255)**	$(139,650)
Non-Cash Adjustments:		
Depreciation and Amortization	**10,830**	22,196
Bad Debts	**—**	20,873
Changes in Assets and Liabilities:		
Accounts Receivable	**9,569**	(18,618)
Inventory	**(19,696)**	49,271
Prepaid Expenses and Other Current Assets	**(1,534)**	37,665
Other Assets	**(1,395)**	—
Accounts Payable	**29,567**	57,788
Accrued Liabilities and Other Current Liabilities	**(25,209)**	(56,602)
Net Cash Flows from Operating Activities	**(10,123)**	(27,077)
Cash Flows from Investing Activities		
Purchase of Property and Equipment	**(1,201)**	(8,221)
Net Cash Flows from Investing Activities	**(1,201)**	(8,221)
Cash Flows from Financing Activities		
Net Proceeds from Line of Credit	**42,856**	35,000
Net Proceeds (Repayment) of Debt	**(35,196)**	44,796
Net Proceeds from - Officers/Stockholders	**13,763**	(44,274)
Net Proceeds to Related Party	**(10,549)**	—
Net Cash Flows from Financing Activities	**10,874**	35,522
Net Change in Cash and Cash Equivalents	**(450)**	224
Cash and Cash Equivalents - Beginning of Period	**917**	693
Cash and Cash Equivalents - End of Period	**$ 467**	$ 917

SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR INTEREST AND TAXES

Interest	**$ 53,400**	$ 31,406
Taxes	**$ 7,032**	$ 1,488

The accompanying notes are an integral part of these financial statements.

SOMANI HOLDINGS, INC.
O/A AUTOMOTIVE SUNROOF CO.
Pickering, Ontario Canada

NOTES TO FINANCIAL STATEMENTS

Note A - Scope of Business

The Company sells and installs automobile sunroofs and customized accessories primarily for automobile dealers in Ontario, Canada.

Note B - Summary of Significant Accounting Policies

Method of Accounting

The Company maintains its books and prepares its financial statements on the accrual basis of accounting. The Company records revenue when the services have been rendered and the product has been delivered.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits. Cash is placed primarily in high quality short-term interest bearing financial instruments and may periodically exceed federally insured amounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable - Trade

The company charges current operations for amounts estimated to be uncollectible and maintains an allowance for doubtful accounts. The allowance for doubtful accounts was $4,154 for the years ended May 31, 2001 and 2000. During the years ended May 31, 2001 and 2000, the Company incurred bad debts charged against operations in the amounts of $0 and $20,873, respectively.

Inventory

Inventory consists of automobile sunroof kits and customizing accessories and is stated at the lower of cost (primarily first-in, first-out) or market.

- continued -

AUTOFUN CANADA INC

SOMANI HOLDINGS, INC.
O/A AUTOMOTIVE SUNROOF CO.
Pickering, Ontario Canada

NOTES TO FINANCIAL STATEMENTS

Note B - Summary of Significant Accounting Policies - continued

Property, Equipment and Depreciation

Property and equipment are presented at original cost, less accumulated depreciation. Depreciation is computed on reducing balance at annual rates based upon estimated useful lives as follows:

Furniture and Fixtures	20% Diminishing Balance
Leasehold Improvements	S.L. - 5 Years Diminishing Balance
Machinery and Equipment	20% Diminishing Balance
Computer and Equipment	30% Diminishing Balance
Incorporation Cost	7% Diminishing Balance
Goodwill	7% Diminishing Balance

The cost of significant improvements to property and equipment are capitalized. Maintenance and repairs are expensed as incurred. Upon sale or retirement of property and equipment, the cost and related depreciation are eliminated from the accounts and any resulting gain or loss is credited or charged to income.

Advertising Expenses

Advertising expenses are charged against operations during the period incurred, except for direct-response advertising costs, which are capitalized and amortized over periods not exceeding one year. Advertising expenses charged against operations were $11,181 and $30,250 for the years ended May 31, 2001 and 2000, respectively. The Company did not incur any direct-response advertising costs during 2001 and 2000.

Tax Losses

The company has losses available for income tax purposes which may be applied against income for tax purposes earned in future year.

The potential tax benefit of these losses has not been reflected in these financial statements.

Warranty Policy

The cost of warranty work due is currently recorded as an expense in the period incurred. Based on the Company's historical experience, management believes no provisions for future warranty work is deemed necessary.

SOMANI HOLDINGS, INC.
O/A AUTOMOTIVE SUNROOF CO.
Pickering, Ontario

NOTES TO FINANCIAL STATEMENTS

Note C - Property and Equipment
Property and equipment consisted of the following:

May 31,	2001	2001
Vehicles	$ 6,750	$ 6,750
Equipment	61,991	60,791
Office Equipment	33,698	33,698
Leasehold Improvements	74,584	74,584
	$ 177,023	$ 175,823
Less: Accumulated Depreciation	148,384	139,732
Net Property and Equipment	$ 28,639	$ 36,091

Depreciation expense for the years ended May 31, 2001 and 2000 was $8,652 and $19,854, respectively.

Note D - Lease Commitments
The company leases real estate located at 595 Middlefield Road, Scarborough, Ontario from an unrelated entity for a 3-year term commencing June 2000, requiring monthly rentals of $4,582. The lease that terminated in May 2000, required monthly rentals of $4,094 for the year ended May 31, 2000. Rent expense for the years ended May 31, 2001 and 2000 was $54,226 and $46,264, respectively.

The future minimum lease payments are as follows:

2002	2003	2004	2005	2006
$ 54,981	$ 54,981	$ —	$ —	$ —

Note E - Line of Credit
The Company had available a line of credit with The Royal Bank of Canada with a maximum of $250,000. The line of credit bears interest at 2.5% above the prime rate (8.75% at May 31, 2001). The line of credit is collateralized by substantially all the assets of the Company and bears the personal guarantees of certain stockholders. The amounts outstanding on the line of credit at May 31, 2001 and 2000 were $262,856 and $220,000, respectively.

SOMANI HOLDINGS, INC.
O/A AUTOMOTIVE SUNROOF CO.
Pickering, Ontario

NOTES TO FINANCIAL STATEMENTS

Note F - Notes Payable

Notes payable consisted of the following:

May 31,	**2001**	2001
The Company had a demand loan payable with The Royal Bank of Canada. In November 2001, the Loan was converted to a term loan for a period of 1-year, 8 months commencing November 2001. Monthly payments of $2,083 principal plus interest at 2.5% above the banks prime rate (approximately 8.75% at May 31, 2001) are due. The loan is collateralized by substantially all of the assets of the Company and bears the personal guarantees of certain stockholders.	**$ 39,589**	$ 64,585
Somani Holdings, Inc. has a loan from the Business Development Bank. The loan is for an approximately five-year term which matures on August 23, 2003 with monthly payments of $850 principal plus interest at 3.5% above the Royal Bank of Canada base rate (approximately 8.0% at December 31, 2002). The loan is collateralized by substantially all of the assets of Somani Holdings, Inc. and bears the personal guaranty of certain stockholders.	**19,550**	29,750
Total Notes Payable	**$ 59,139**	$ 94,335
Less: Amount Due Within One Year	**35,196**	35,196
Amount Due After One Year	**$ 23,943**	$ 59,139

Maturities of long term debt for the five years succeeding May 31, 2001 are as follows:

2002	2003	2004	2005	2006
$ 35,196	$ 23,943	$ —	$ —	$ —

Interest expense for the years ended May 31, 2001 and 2000 was $53,400 and $31,406, respectively.

Note G - Goodwill and Organization Costs

Goodwill of $97,300 resulting from the purchase of the operations and the organization costs of $1,000 are amortized on a 7% diminishing balance basis. Amortization expense for the years ended May 31, 2001 and 2000 was $2,177 and $2,342, respectively.

SOMANI HOLDINGS, INC.
O/A AUTOMOTIVE SUNROOF CO.
Pickering, Ontario

NOTES TO FINANCIAL STATEMENTS

Note H - **Related Party Transactions**
Due From Related Party
The Company had paid expenses of Autofun Canada Inc for the years ended May 31, 2001 and 2000 in the amounts of $10,549 and $0, respectively. A principle shareholder in the Company is also a principle shareholder in Autofun Canada Inc.

Note Payable - Shareholders
During the years ended May 31, 2001 and 2000, the Company received advances and payments from its stockholder. The notes contain no formal repayment terms, however interest has been imputed in the accompanying financial statements.

Note I - **Subsequent Events**
On December 13, 2001, all of the Company's outstanding shares were acquired by Ideal Accents, Inc. At May 31, 2001 and 2000, the Company had a receivable from Ideal Accents, Inc. in the amounts of $1,226 and 3,696, respectively.

Note J - **Accounting Principals Used**
The accompanying financial statements comply with generally accepted accounting principals in Canada (Canadian GAAP) which differs in certain significant respects with generally accepted accounting principals in the U.S. Reconciliations and explanations of those differences are presented in the forgoing insert.

Accounting Principles Used
The financial statements of Somani Holdings, Inc. as of May 31, 2001 and 2000 and the years then ended have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and comply with the policies described in the aforementioned financial statements. Canadian GAAP varies in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP").

Application of U.S. GAAP would have affected the results of operations and stockholders' equity of Somani Holdings, Inc. for the aforementioned periods to the extent summarized in the following table, "Reconciliation to U.S. GAAP". All amounts therein are shown in Canadian dollars and where indicated have been converted to U.S. dollars. The conversion to U.S. dollars is unaudited and has been presented solely for the convenience of the reader at the rates in effect at the balance sheet dates.

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles
The financial statements of Somani Holdings, Inc. comply with Canadian GAAP which differs in certain significant respects from U.S. GAAP. The significant differences that affect net income and stockholders' equity of the companie are set out below.

a) **Depreciation**
Capital assets and intangible assets are recorded at cost and are depreciated on a reducing balance basis under Canadian GAAP. Under U.S. GAAP depreciation has been recorded on the straight line basis over the estimated useful lives.
Income Taxes
Canadian federal and provincial income taxes have been computed for using combined rate of 21% of taxable income. Estimated income taxes have been computed based on blended federal and state tax rates graduating based on taxable income.

Reconciliation to U.S. GAAP

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles - continued

The following is a summary of the significant adjustments to the Net Income of Somani Holdings, Inc. a.k.a. Automotive Sunroof Co,. for the years ended May 31, 2001 and 2000 would be required if U.S. GAAP had been applied instead of Canadian GAAP. The translation of the amounts from Canadian Dollars to U.S. Dollars is unaudited and has been made solely for the convenience of the reader at the balance sheet dates.

**Somani Holdings, Inc.
a.k.a. Automotive Sunroof Co.**

	May 31, 2001	May 31, 2000
Net Income as reported in the Income Statement under Canadian GAAP	$ 765 CDN$	$(104,762) CDN$
Adjustments required to conform with U.S. GAAP		
Income Taxes	250	—
Depreciation	(5,357)	156
Net Income in Accordance with U.S. GAAP	(4,342)	(104,606)
Conversion rate to U.S. dollars	0.6473	0.6654
Net Income in Accordance with U.S. GAAP in U.S. dollars	$ (2,811)	$ (69,605)
Stockholders Equity as reported in the Balance Sheets under Canadian GAAP	$(135,143) CDN$	$(135,909) CDN$
Adjustments required to conform with U.S. GAAP		
Depreciation	(3,556)	1,800
Income Taxes	250	—
Subtotal	(138,449)	(134,109)
Conversion rate to U.S. Dollars	0.6473	0.6654
Stockholders Equity in Accordance with U.S. GAAP in U.S. Dollars	$ (89,618)	$ (89,236)

AUTOFUN CANADA INC

AUTOFUN CANADA INC

FINANCIAL STATEMENTS
PERIOD FROM MARCH 01, 2001 TO
NOVEMBER 30, 2001

Section F-5

AUTOFUN CANADA INC

November 30, 2001

CONTENTS

Autofun Canada, Inc
Pickering, Ontario

   We have audited the accompanying balance sheet of Autofun Canada, Inc. as of November 30, 2001 and the related statements of operations, stockholders' equity (deficit), and cash flows for the nine months then ended, which, as discussed in Note 10 has been prepared on the basis of accounting principals generally accepted in Canada, and is expressed in Canadian dollars. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Autofun Canada, Inc. as of November 30, 2001 and the results of its operations and its cash flows for the nine months then ended, in conformity with accounting principles generally accepted in Canada.

/s/Rotenberg & CO. LLP

Rotenberg & Company, LLP
Rochester, New York
March 7, 2003

AUTOFUN CANADA INC

ASSETS

NOVEMBER 30,		**2001**		2001 Note 10
CURRENT				
Cash and bank	$	**220,633**	$	4,994
Bank deposits in transit		**136,599**		-
Deposits and prepaid expenses		**139,222**		20,722
GST refund receivable		**26,290**		18,590
		522,744		44,306
CAPITAL ASSETS- (Note 2 & 3)		**1,628**		2,101
TOTAL ASSETS	$	**524,372**	$	46,407

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

AUTOFUN CANADA INC

BALANCE SHEET (Continued)

LIABILITIES

NOVEMBER 30,	**2001**	2001 Note 10
CURRENT		
Accounts payable and accrued liabilities	**$ 5,750**	$ 4,247
Bank demand loan payable- (Note-6)	**70,000**	130,000
Amount due to Somani Holdings Inc.	**13,835**	6,339
	89,585	140,586
LONG TERM DEBT		
Shareholders' advances-(Note5)	**225,491**	276,315
Amount Due to Mr. Joe O' Conner	**59,250**	-
Amount due to Mrs. Naseem Somani	**35,000**	-
	319,741	276,315
	409,326	416,901

SHAREHOLDERS' EQUITY

CAPITAL STOCK - (Note 4)	**664,380**	100
RETAINED EARNINGS (DEFICIT) Per page 11	**(549,334)**	(370,594)
	115,046	(370,494)
	$ 524,372	$ 46,407

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

AUTOFUN CANADA INC

FOR THE PERIOD FROM MARCH 01 TO NOVEMBER 30,		2001		2001 Note 10
EXPENSES				
Automobile	$	**12,802**	$	15,200
Amortization		**473**		371
Bank charges		**858**		485
Insurance		**2,861**		4,707
Interest on loan		**4,869**		3,431
Legal and professional fees		**29,417**		3,207
Management fee (Note 7)		**110,000**		-
Office and general		**2,266**		3,685
Organization		**2,094**		60,421
Printing and stationary		**1,136**		3,220
Rent		**-**		8,074
Telephone, internet and fax		**2,414**		3,691
Traveling and accommodation		**9,550**		33,043
	$	**178,740**	$	139,535
NET LOSS FOR THE PERIOD		**(178,740)**		(139,535)

AUTOFUN CANADA INC

STATEMENT OF OPERATIONS AND DEFICIT (Continued)

FOR THE PERIOD FROM MARCH 01 TO NOVEMBER 30,	2001	2001 Note 10
DEFICIT, beginning of period	**(370,594)**	(242,715)
NET LOSS for the period	**(178,740)**	(139,535)
Prior year adjustments	**-**	11,656
	(549,334)	(370,594)
DEFICIT, end of period	**$ (549,334)**	$ (370,594)

AUTOFUN CANADA INC


STATEMENT OF CASH FLOWS


FOR THE PERIOD FROM MARCH 01 TO NOVEMBER 30,	**2001**	2001 Note 10
CASH PROVIDED BY OPERATING ACTIVITIES		
Net loss	**$ (178,740)**	$ (139,535)
Items not requiring an outlay of cash:		
Amortization	**473**	371
Prior year adjustments	**-**	11,656
	(178,267)	(127,508)
CHANGES IN NON-CASH WORKING CAPITAL:		
(Increase) decrease in Accounts receivable	**-**	30,869
(Increase) decrease in Prepaid exp. & deposits	**(118,500)**	25,484
Increase (decrease) in Accounts payable & accruals	**1,501**	(13,034)
(Increase) decrease in GST refund receivable	**(7,700)**	(18,590)
Increase in Amount due to Somani Holdings Inc	**7,496**	6,339
	(117,203)	31,068
	(295,470)	(96,440)
CASH FROM FINANCING ACTIVITIES		
Advances from shareholders	**(50,822)**	(167,741)
Capital stock (redemption)/issuance	**664,280**	-
Bank loan payable - net of repayments	**(60,000)**	130,000
Amount due to Mrs. Naseem Somani	**35,000**	-
Amount due to Mr. Joe	**59,250**	-
	647,708	(37,741)
CASH FROM INVESTING ACTIVITIES		
Additions to capital assets	**-**	(2,472)
INCREASE (DECREASE) IN CASH & BANK	**352,238**	(136,653)
CASH & BANK, beginning of period	**4,994**	141,647
CASH & BANK, end of period	**$ 357,232**	$ 4,994

NOTES TO THE FINANCIAL STATEMENTS

NOVEMBER 30, 2001

1. INCORPORATION AND NATURE OF BUSINESS

AUTOFUN CANADA INC was incorporated, under the laws of the Business Corporation Act of Ontario, on June 30, 1999.The company is in the development stage as it is presently in the process of setting up of operation, which include providing customized package for installation of automotive accessories and modification/alteration to the interior and exterior of automobiles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2(a)   Foreign currency translations

Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year end. Revenue and expense items are translated at average rate of exchange for the year.

2(b)   Capital Assets

Capital assets are recorded at cost. Amortization is provided as follows:

Computer   30% diminishing balance

Additions during the year are amortized at the half annual rate.

3. CAPITAL ASSETS

	Cost	Accumulated Depreciation	Net 2001	Net 2001 Note 10
Computer	$ 2,472	$ 844	$ **1,628**	2,101

4. CAPITAL STOCK

	2001	2001 Note 10

Authorized

(These notes form an integral part of the accompanying financial statements)

AUTOFUN CANADA INC

NOVEMBER 30, 2001

Unlimited common shares, n.p.v.			
Issued capital			
9,131,508	common shares, n.p.v.	**$ 664,380**	$ 100
		$ 664,380	$ 100

During the period, 1,131,508 common shares were issued for $664,280.

(These notes form an integral part of the accompanying financial statements)

NOTES TO THE FINANCIAL STATEMENTS (Continued)

NOVEMBER 30, 2001

5. SHAREHOLDERS' ADVANCES

These are non- interest bearing and have no set time for repayment.

6. BANK LOAN PAYABLE

	2001	2001 Note 10
The bank loan , repayable to Royal Bank of Canada, bears interest at prime plus 2% , and is due on demand.		
	$70,000	$ 130,000
The loan is secured by a general security assignment of all assets of the company.		

7. RELATED PARTY TRANSACTION.

During the period, the company paid management fees to   a related company as follows:

	2001	2001 Note 10
Somani Holdings Inc.	$ 110,000	$ -

8. INCOME TAX LOSS CARRYFORWARDS.

The Company has the following non-capital losses to carry forward:

Period ending	2000 (02/28/00)	$241,125	Loss expire in 2007
Year ending	2001 (02/28/01)	$139,535	Loss expire in 2008
Period ending	2001 (11/30/01)	$178,740	Loss expire in 2009

The benefit of these losses has not been recognized in these financial statements

NOVEMBER 30, 2001

9. COMMITMENTS

The company is committed for vehicles rentals under operating leases as follows:

2001	$6990

10. Accounting Principals Used

The accompanying financial statements comply with generally accepted accounting principals in Canada (Canadian GAAP) which differs in certain significant respects with generally accepted accounting principals in the U.S. Reconciliations and explanations of those differences are presented in the foregoing:

Accounting Principles Used

The financial statements of AutoFun Canada, Inc. as of November 30, 2001 and the nine months then ended have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and comply with the policies described in the aforementioned financial statements. Canadian GAAP varies in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP").

Application of U.S. GAAP would have affected the results of operations and stockholders' equity of AutoFun Canada, Inc. for the aforementioned periods to the extent summarized in the following table: "Reconciliation to U.S. GAAP". All amounts therein are shown in Canadian dollars and where indicated have been converted to U.S. dollars. The conversion to U.S. dollars is unaudited and has been presented solely for the convenience of the reader at the rates in effect at the balance sheet dates.

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements of AutoFun Canada, Inc. comply with Canadian GAAP which differs in certain significant respects from U.S. GAAP. The significant differences that affect net income and stockholders' equity of the two companies are set out below.

a) Depreciation

Capital assets and intangible assets are recorded at cost and are depreciated on a reducing balance basis under Canadian GAAP. Under U.S. GAAP depreciation has been recorded on the straight line basis over the estimated useful lives.

Income Taxes

Canadian federal and provincial income taxes have been promoted for using combined rate of 21% of taxable income. Estimated income taxes have been computed based on blended federal and state tax rates graduating based on taxable income.

Reconciliation to U.S. GAAP

- continued -

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles - continued
The following is a summary of the significant adjustments to the Net Income of AutoFun Canada, Inc. for the year ended November 30, 2001 and for the nine months ended which would be required if U.S. GAAP had been applied instead of Canadian GAAP. The translation of the amounts from Canadian Dollars to U.S. Dollars is unaudited and has been made solely for the convenience of the reader at the balance sheet dates.

AutoFun Canada, Inc.

	November 30, 2001
Net Income as reported in the Income Statement under Canadian GAAP	$(178,740) CDN$
Adjustments required to conform with U.S. GAAP	
Depreciation	61
Income Taxes	—
Net Income in Accordance with U.S. GAAP	(178,679)
Conversion rate to U.S. dollars	0.6327
Net Income in Accordance with U.S. GAAP in U.S. dollars	$(113,050)
Stockholders Equity as reported in the Balance Sheets under Canadian GAAP	$(549,334) CDN$
Adjustments required to conform with U.S. GAAP	
Depreciation	(392)
Income Taxes	—
Subtotal	(549,726)
Conversion rate to U.S. Dollars	0.6327
Stockholders Equity in Accordance with U.S. GAAP in U.S. Dollars	$(347,812)

AUTOFUN CANADA INC.
FINANCIAL STATEMENTS
FEBRUARY 28, 2001

Section F-6

AUTOFUN CANADA INC.

February 28, 2001

CONTENTS

INDEPENDENT AUDITORS' REPORT

AutoFun Canada, Inc.
Pickering, Ontario

We have audited the accompanying balance sheet of AutoFun Canada, Inc. as of February 28, 2001 and the related statements of operations, stockholders' equity (deficit), and cash flows for the yearthen ended, which, as discussed in Note 10 has been prepared on the basis of accounting principals generally accepted in Canada, and is expressed in Canadian dollars. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AutoFun Canada, Inc. as of February 28, 2001 and the results of its operations and its cash flows , in conformity with accounting principles generally accepted in Canada.

/s/ Rotenberg & Company, LLP

Rotenberg & Company, LLP
Rochester, New York
 March 7, 2003

ASSETS

FEBRUARY 28,		2001		2000
CURRENT				
Cash and bank	$	**4,994**	$	141,647
Deposits and prepaid expenses		**20,722**		46,206
GST refund receivable		**18,590**		-
Amount due from Somani Holdings Inc.		**-**		30,869
		44,306		218,722
CAPITAL ASSETS- (Note 2 & 3)		**2,101**		-
TOTAL ASSETS	$	**46,407**	$	218,722

AUTOFUN CANADA INC.

LIABILITIES

FEBRUARY 28,		2001		2000
CURRENT				
Accounts payable and accrued liabilities	$	**4,249**	$	17,281
Bank demand loan payable-(Note-6)		**130,000**		-
Amount due to Somani Holdings Inc.		**6,339**		-
		140,588		17,281
LONG TERM DEBT				
Shareholders' advances- (Note5)		**276,313**		444,056
		276,313		444,056
		416,901		461,337
SHAREHOLDERS' DEFICIENCY				
CAPITAL STOCK- (Note 4)		**100**		100
RETAINED EARNINGS (DEFICIT) Per page 4		**(370,594)**		(242,715)
		(370,494)		(242,615)
	$	**46,407**	$	218,722

AUTOFUN CANADA INC.

FOR THE YEAR ENDED FEBRUARY 28,		2001		2000 Note 10
EXPENSES				
Automobile	$	**15,200**	$	8,998
Amortization		**371**		-
Bank charges		**485**		-
Consultation		**-**		44,000
Insurance		**4,707**		-
Interest on loan		**3,431**		-
Legal and professional fees		**3,207**		23,799
Office and general		**3,685**		4,194
Organization		**60,421**		110,349
Printing and stationary		**3,220**		-
Promotion		**-**		13,133
Rent		**8,074**		7,843
Seminar and conference		**-**		2,191
Telephone, internet and fax		**3,691**		3,036
Traveling and accommodation		**33,043**		25,172
	$	**139,535**	$	242,715
NET LOSS FOR THE YEAR		**(139,535)**		(242,715)

AUTOFUN CANADA INC.

STATEMENT OF OPERATIONS AND DEFICIT (Continued)

FOR THE YEAR ENDED FEBRUARY 28,		2001	2000 Note 10
(DEFICIT) RETAINED EARNINGS, beginning of year		**(242,715)**	-
NET LOSS for the year		**(139,535)**	(242,715)
Prior year adjustments		**11,656**	-
		(370,594)	(242,715)
DEFICIT, end of year	**$**	**(370,594)**	$ (242,715)

AUTOFUN CANADA INC.

FOR THE YEAR ENDED FEBRUARY 28,	2001	2000 Note 10
CASH PROVIDED BY OPERATING ACTIVITIES		
Net loss	**$ (139,535)**	$ (242,715)
Items not requiring an outlay of cash:		
Amortization	**371**	-
Prior year adjustments	**11,656**	-
	(127,508)	(242,715)
(Increase) decrease in Prepaid exp. & deposits	**25,484**	(46,206)
Increase (decrease) in Accounts payable & accruals	**(13,032)**	17,281
(Increase) decrease in GST refund receivable	**(18,590)**	-
Increase in Amount due to Somani Holdings Inc	**37,208**	(30,869)
	31,070	(59,794)
	(96,438)	(302,509)
CASH FROM FINANCING ACTIVITIES		
Advances from shareholders	**(167,743)**	444,056
Capital stock (redemption)/issuance	**-**	100
Bank loan payable - net of repayments	**130,000**	-
	(37,743)	444,156
CASH FROM INVESTING ACTIVITIES		
Additions to capital assets	**(2,472)**	-
(DECREASE) INCREASE IN CASH & BANK	**(136,653)**	141,647
CASH & BANK, beginning of year	**141,647**	-
CASH & BANK, end of year	**$ 4,994**	$ 141,647

THE ACCOMPANYING NOTES ARE AND INTEGRAL PART OF THE FINANCIAL STATEMENTS

AUTOFUN CANADA INC.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2001

1. INCORPORATION AND NATURE OF BUSINESS

AUTOFUN CANADA INC. was incorporated , under the laws of the Business Corporation Act of Ontario,on June 30, 1999.The company is in the development stage as it is presently in the process of setting up of operation, which include providing customized package for installation of automotive accessories and modification/alteration to the interior and exterior of automobiles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2(a)   Foreign currency translations
   Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year end. Revenue and expense items are translated at average rate of exchange for the year.

2(b)   Capital Assets
   Capital assets are recorded at cost. Amortization is provided as follows:

Computer	30% diminishing balance

   Additions during the year are amortized at the half annual rate.

3. CAPITAL ASSETS

	Cost	Accumulated Depreciation	Net 2001	Net 2000
Computer	$ 2,472	$ 371	$ **2,101**	-

4. CAPITAL STOCK

		2001		2000
Authorized				
Unlimited	common shares, n.p.v.			
Issued capital				
8,000,000	common shares, n.p.v.	$ **100**	$	100
		$ **100**	$	100

5. SHAREHOLDERS' ADVANCES

These are non- interest bearing and have no set time for repayment.

6 BANK LOAN PAYABLE

	2001	2000
The bank loan , repayable to Royal Bank of Canada, bears interest at prime plus 2% , and is due on demand.	$ 130,000	$ -

The loan is secured by a general security assignment of all assets of the company.

7 .RELATED PARTY TRANSACTION.

8 INCOME TAX LOSS CARRYFORWARDS.

The Company has the following non-capital losses to carry forward:

Period ending	2000	$241,125	Loss expire in 2007
Year ending	2001	$127,879	Loss expire in 2008

The benefit of these losses has not been recognized in these financial statements

9. COMMITMENTS
The company is committed for vehicles rentals under operating leases as follows:

2002	$8388
2003	$4893

10.Accounting Principals Used
The accompanying financial statements comply with generally accepted accounting principals in Canada (Canadian GAAP) which differs in certain significant respects with generally accepted accounting principals in the U.S. Reconciliations and explanations of those differences are presented in the foregoing:

Accounting Principles Used

The financial statements of AutoFun Canada, Inc. as of of February 28, 2001 and for the year then ended have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and comply with the policies described in the aforementioned financial statements. Canadian GAAP varies in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP").

Application of U.S. GAAP would have affected the results of operations and stockholders' equity of AutoFun Canada, Inc. for the aforementioned periods to the extent summarized in the following table, "Reconciliation to U.S. GAAP". All amounts therein are shown in Canadian dollars and where indicated have been converted to U.S. dollars. The conversion to U.S. dollars is unaudited and has been presented solely for the convenience of the reader at the rates in effect at the balance sheet dates.

AUTOFUN CANADA INC.

NOTES TO THE FINANCIAL STATEMENTS

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements of AutoFun Canada, Inc. comply with Canadian GAAP which differs in certain significant respects from U.S. GAAP. The significant differences that affect net income and stockholders' equity of the two companies are set out below.

a)   Depreciation

Capital assets and intangible assets are recorded at cost and are depreciated on a reducing balance basis under Canadian GAAP. Under U.S. GAAP depreciation has been recorded on the straight line basis over the estimated useful lives.

Income Taxes

Canadian federal and provincial income taxes have been computed for using combined rate of 21% of taxable income. Estimated income taxes have been computed based on blended federal and state tax rates graduating based on taxable income.

Reconciliation to U.S. GAAP

- continued -

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles - continued

The following is a summary of the significant adjustments to the Net Income of AutoFun Canada, Inc. for the year ended February 28, 2001, which would be required if U.S. GAAP had been applied instead of Canadian GAAP. The translation of the amounts from Canadian Dollars to U.S. Dollars is unaudited and has been made solely for the convenience of the reader at the balance sheet dates.

AutoFun Canada, Inc.

February 28,
2001

Net Income as reported in the Income Statement under Canadian GAAP	$(139,535) CDN$	
Adjustments required to conform with U.S. GAAP		
Depreciation	(453)	Income Taxes
Net Income in Accordance with U.S. GAAP	(139,988)	
Conversion rate to U.S. dollars	0.6540	
Net Income in Accordance with U.S. GAAP in U.S. dollars	$ (91,552)	
Stockholders Equity as reported in the Balance Sheets under Canadian GAAP	$(370,594) CDN$	
Adjustments required to conform with U.S. GAAP		
Depreciation	(453)	Income Taxes
Subtotal	(371,047)	
Conversion rate to U.S. Dollars	0.6540	
Stockholders Equity in Accordance with U.S. GAAP in U.S. Dollars	$(242,665)	

AUTOFUN CANADA INC.
FINANCIAL STATEMENTS
PERIOD FROM JUNE 30, 1999 TO
FEBRUARY 29, 2000

Section F-7

AUTOFUN CANADA INC.

FEBRUARY 29, 2000

CONTENTS

INDEPENDENT AUDITORS' REPORT

Autofun Canada, Inc.
Pickering, Ontario

We have audited the accompanying balance sheet of Autofun Canada, Inc. as of February 29, 2000 and the related statements of operations, stockholders' equity (deficit), and cash flows for the period from June 30,1999 through February 29, 2000, which, as discussed in Note 9 has been prepared on the basis of accounting principals generally accepted in Canada, and is expressed in Canadian dollars. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Autofun Canada, Inc. as of February 29, 2000 and the results of its operations and its cash flows , in conformity with accounting principles generally accepted in Canada.

/s/Rotenberg & Co., LLP.

Rotenberg & Company, LLP
Rochester, New York
March 7, 2003

1.

AUTOFUN CANADA INC.

ASSETS

FEBRUARY 29		2000
CURRENT		
Cash and bank	$	141,647
Prepaid development fees-(Note 5 & 8)		29,870
Prepaid expenses & deposits		16,336
Advances receivable		30,869
	$	218,722

LIABILITIES

CURRENT		
Accounts payable and accrued liabilities	$	17,280
LONG TERM		
Shareholders' advances (Note 4)		444,056
		461,336

SHAREHOLDERS' DEFICIENCY

CAPITAL STOCK- (Note 3)	100
DEFICIT-PER PAGE 5	(242,714)
	(242,614)
	$ 218,722

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

AUTOFUN CANADA INC.

FOR THE PERIOD FROM JUNE 30, 1999 TO FEBRUARY 29   **2000**

EXPENSES		
Advertising and promotions	**$**	**13,133**
Auto and traveling expenses		**8,998**
Legal and professional		**23,799**
Office and general		**4,194**
Organization expenses		**110,348**
Rent and realty taxes		**7,843**
Salaries and benefits		**44,000**
Seminar and conference		**2,191**
Telephone and pager		**3,036**
Traveling and accommodation		**25,172**
		242,714
NET INCOME/ (LOSS) for the period		**(242,714)**
DEFICIT, end of period	**$**	**(242,714)**

AUTOFUN CANADA INC.

STATEMENT CASH FLOWS

FOR THE PERIOD FROM JUNE 30, 1999 TO FEBRUARY 29		2000
CASH PROVIDED BY OPERATING ACTIVITIES		
Cash (used in) provided by operations		
Net (loss) income	$	(242,714)
		(242,714)
CHANGES IN NON-CASH WORKING CAPITAL:		
(Increase) decrease in prepaid & deposits		(16,336)
(Increase) decrease in Advances receivable		(30,869)
(Increase) decrease in prepaid development fees		(29,870)
Increase (Decrease) in Accounts payable & accruals		17,280
		(59,795)
		(302,509)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from shareholders		444,056
Capital stock issuance		100
		444,156
INCREASE IN CASH		141,647
CASH, end of period	$	141,647

THE ACCOMPANYING NOTES ARE AND INTEGRAL PART OF THE FINANCIAL STATEMENTS

1. **INCORPORATION AND NATURE OF BUSINESS**

   Autofun Canada Inc. was incorporated under the laws of the Business Corporation Act. on June 30,1999. The company is in the development stage as it presently in the process of setting up operation, which include providing customized package for installation of automotive accessories and modification/alteration to the interior and exterior of automobiles

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   2(a) Foreign currency translations

   Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at the period end. Revenues and expenses items are translated at average rate of exchange for the year.

3. **CAPITAL STOCK**

		2000
Authorized		
Unlimited	common shares, n.p.v.	
Stated capital		
8,000,000	common shares,n.p.v	$ 100

4. **SHAREHOLDERS' ADVANCES**

   These are non-interest bearing   and have no set time for repayment.

5. **RELATED PARTY TRANSACTIONS**

a) During the period, the Company paid $32,000 to one of its shareholders for consulting services

b) The company has entered into an agreement with one of its shareholders (a corporation incorporated under the laws of State of Minnesota, USA) whereby the shareholder would provide services to the Company in the development of an automotive aftermarket retail outlet in Canada.Prepaid development fee of $29,870 represent non-refundable first installment against the total development fee of $247,500 (US$165,000).

See Note 8.

6. INCOME TAX LOSSES CARRY FORWARDS

The company has non-capital income tax loss of approximately $240,000 to carry forward and this loss, if not utilized, will expire in 2007

7. **COMMITMENTS**

The company is committed for vehicle rentals under operating lease as follows:

2001	$	8,388
2002		8,388
2003	$	4,893

8. **SUBSEQUENT EVENT**

The prepaid development fee of $29,870 (refer Note 5) was written off during the year ended February 28,2001, as the agreement with one of its shareholders was cancelled in the subsequent year.

9. **Accounting Principals Used**

The accompanying financial statements comply with generally accepted accounting principals in Canada (Canadian GAAP) which differs in certain significant respects with generally accepted accounting principals in the U.S. Reconciliations and explanations of those differences are presented in the foregoing:

Accounting Principles Used

The financial statements of AutoFun Canada, Inc. as of February 29, 2000 have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and comply with the policies described in the aforementioned financial statements. Canadian GAAP varies in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP").

Application of U.S. GAAP would have affected the results of operations and stockholders' equity of AutoFun Canada, Inc. for the aforementioned period to the extent summarized in the following table, "Reconciliation to U.S. GAAP". All amounts therein are shown in Canadian dollars and where indicated have been converted to U.S. dollars. The conversion to U.S. dollars is unaudited and has been presented solely for the convenience of the reader at the rates in effect at the balance sheet dates.

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements of AutoFun Canada, Inc. comply with Canadian GAAP which differs in certain significant respects from U.S. GAAP. The significant differences that affect net income and stockholders' equity of the company are set out below.

a) **Depreciation**

Capital assets and intangible assets are recorded at cost and are depreciated on a reducing balance basis under Canadian GAAP. Under U.S. GAAP depreciation has been recorded on the straight line basis over the estimated useful lives.

Income Taxes

Canadian federal and provincial income taxes have been computed for using combined rate of 21% of taxable income. Estimated income taxes have been computed based on blended federal and state tax rates graduating based on taxable income.

Reconciliation to U.S. GAAP

- continued -

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles - continued

The following is a summary of the significant adjustments to the Net Income of Autofun Canada, Inc. for the year ended February 29, 2000 which would be required if U.S. GAAP had been applied instead of Canadian GAAP. The translation of the amounts from Canadian Dollars to U.S. Dollars is unaudited and has been made solely for the convenience of the reader at the balance sheet dates.

AutoFun Canada, Inc.

February 29, 2000

Net Income as reported in the Income Statement under Canadian GAAP	$(242,715) CDN$
Adjustments required to conform with U.S. GAAP	
Depreciation	—
Income Taxes	—
Net Income in Accordance with U.S. GAAP	(242,715)
Conversion rate to U.S. dollars	0.6893
Net Income in Accordance with U.S. GAAP in U.S. dollars	$(167,303)
Stockholders Equity as reported in the Balance Sheets under Canadian GAAP	$(242,715) CDN$
Adjustments required to conform with U.S. GAAP	
Depreciation	—
Income Taxes	—
Subtotal	(242,715)
Conversion rate to U.S. Dollars	0.6893
Stockholders Equity in Accordance with U.S. GAAP in U.S. Dollars	$(167,303)